12/3

04046501

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nippon Mining Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 08 2004
THOMSON FINANCIAL

FILE NO. 82- 34805 FISCAL YEAR 3-31-04

• *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 12/7/04

File No. 82-34805

Nippon Mining Holdings, Inc.

2-10-1 Toranomon
Minato-ku, Tokyo Japan 105-0001
Phone: 81-3-5573-5123 Facsimile: 81-3-5573-5139

November 22, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: **File No. 82-34805: Nippon Mining Holdings, Inc. Application Supplement for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

ARLS 3-31-04

Dear Madam/Sir:

We, Nippon Mining Holdings, Inc., are writing to submit all information required to be submitted subsequent to our application, dated July 30, 2004, for an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

We have enclosed herewith in Exhibits 1 to 10 of Annex A all information required to be submitted subsequent to our application for a Rule 12g3-2(b) exemption which was made public between July 30, 2004, the date of such application, and November 22, 2004, the date of this submission.

Please direct questions or requests for additional information in connection with this submission to Fumio Ito, 2-10-1 Toranomon, Minato-ku, Tokyo, 105-0001,Japan, telephone 81-3-5573-5123, facsimile 81-3-5573-5139.

Very truly yours,

Nippon Mining Holdings, Inc.

By: Fumio Ito
Name: Fumio Ito
Title: Director

File No. 82-34805

ANNEX A

**LIST OF DOCUMENTS PUBLISHED,
FILED OR DISTRIBUTED SINCE
July 30, 2004**

JAPANESE LANGUAGE DOCUMENTS

1. Press release dated August 18, 2004 in connection with the revision of business forecast (Attached as Exhibit 1)
2. Press release dated August 27, 2004 in connection with the number of shares to be disposed related to the disposal of treasury shares (Attached as Exhibit 2)
3. Press release dated August 31, 2004 in connection with the partial acquisition of the Kashima Oil Co., Ltd's shares (Attached as Exhibit 3)
4. Press release dated September 1, 2004 in connection with the condition of Mizushima oil refinery impacted by Typhoon No.16 (Attached as Exhibit 4)
5. Press release dated November 11, 2004 in connection with the prompt accounting for the impairment of capital assets and the resultant registration of deficit (Attached as Exhibit 5)
6. Press release dated November 11, 2004 in connection with recording the impairment and loss by a subsidiary in the United States that produces electric materials and the appraisal loss of shares of the company related to our company, and amendment of the individual business forecast (Attached as Exhibit 6)
7. Press release dated November 11, 2004 in connection with the revision of business forecast (Attached as Exhibit 7)

ENGLISH LANGUAGE DOCUMENTS

1. Financial Results for 1Q of the fiscal year ending March 31, 2005 (Attached as Exhibit 8)
2. Annual Report 2004 for the fiscal year ended March 31, 2004 (Attached as Exhibit 9)
3. Interim Financial Results for the fiscal year ending March 31, 2005 (Attached as Exhibit 10)

File No.82-34805
Exhibit 1

August 18, 2004

Name of public company: Nippon Mining Holdings, Inc.
Representative: Yasuyuki Shimizu, President and Representative Director
Code Number: 5016
Contact for: General Administration Group (IR and Public Relations Department) Senior Officer, Nobuyuki Yamaki
Telephone Number: 03-5573-5123

Revision of Business Forecast

Based on the recent business climate and other factors, Nippon Mining Holdings, Inc. has revised the business forecast announced on July 9, 2004.

Amendment of Interim Consolidated Business Forecast Figures for the Fiscal Term Ending March 2005: (April 1, 2004 ~ September 30, 2004)
(Unit: millions of yen)

	Sales	Income before special items	Net Income
Previous forecast (A) (Announced on July 9, 2004)	1,127,000	39,000	9,000
Current revised forecast (B)	1,152,000	49,000	14,500
Difference: (B-A)	(+) 25,000	(+) 10,000	(+) 5,500
Percentage Difference:	2.2%	25.6%	61.1%

<Reason for Revision>

We are expected to see an increase in revenue in regard to the sales proceeds from consolidated business performance for the interim fiscal term ending March, 2005. This is chiefly due to the increase in the sales price of oil products, which reflects the situation of crude oil. Consolidated net income for the current term is expected to increase by 5.5 billion yen and reach 14.5 billion yen due to a number of factors, including: increased profits from all core operational groups that center around the oil segment; the change in equity of am/pm Japan Co., Ltd. (90.0% → 33.7%) following the allocation of new shares to a third party; the inclusion of special profit amounting to 5.5 billion yen, gained from the deconsolidation; and accounting the special losses of each group caused by the increase in impaired assets.

<Breakdown of the Current Income before special items by Segment: (Interim Consolidated Business Forecast for the Fiscal Term Ending March 2005)>

(Unit: hundred millions of Yen)

		Previous	Current	Difference	Explanation of the Differences	First Half of 2003/Actual Performance
Petroleum	Sales	8,650	8,860	(+) 210	Improvement of the margin, increase in profits from inventory valuation, improvement of petrochemical business, etc.	8,308
	Income before special items	150	240	(+) 90		146
Resources & Non-ferrous Metals	Sales	1,735	1,805	(+) 70	Increased profits of equity method affiliates, improvement of copper premium, etc.	1,432
	Income before special items	160	175	(+) 15		51
Electronic Materials	Sales	455	475	(+) 20	Increased sales of treated rolled copper foils, target materials, and improvement of the margin, etc.	371
	Income before special items	35	55	(+) 20		- 35
Metal Fabrication	Sales	295	300	(+) 5	Increased profit due to increased sales of foils/products using advanced technology materials	222
	Income before special items	50	52	(+) 2		27
Other	Sales	305	300	(-) 5	am/pm Japan Co., Ltd.' s loss increase, etc.	367
	Income before special items	- 5	- 32	(-) 27		5
Elimination	Sales	- 170	- 220	(-) 50		- 176
Total	Sales	11,270	11,520	(+) 250		10,524
	Income before special items	390	490	(+) 100		193

August 27, 2004

Name of public company: Nippon Mining Holdings, Inc.
Representative: Yasuyuki Shimizu, President and Representative Director
Code Number: 5016
Contact for: General Administration Group (IR and Public Relations Department) Senior Officer, Nobuyuki Yamaki
Telephone Number: 03-5573-5123

Number of shares to be disposed related to the disposal of treasury shares

Please be advised that in regard to disposing our own shares by allocating the shares to the third party, Nikko Citigroup Ltd. notified us that they would subscribe for all the shares scheduled to be disposed as stated below. This decision was made at the same time the issue of the secondary distribution of shares by acquisition and over-allotment by a subscriber was resolved during our company's board meeting, held on July 9, 2004.

(1) Number of shares to be disposed (Final)	8,000,000 Shares (Planned number of shares to be disposed: 8,000,000 Shares)
(2) The total monetary value to be disposed (Final)	3,560,320,000 Yen 445.04 Yen per Share
(3) Deadline for Subscription	August 31, 2004
(4) Deadline for Payment	August 31, 2004

[Reference]

1. The disposal of treasury shares through allocation to the third party was decided at our company's board meeting held on July 9, 2004. Please refer to "Disposals of Treasury Shares and Secondary Offering of Stock" dated July 9, 2004.
2. The changes in the number of treasury shares due to this disposal are following.

Current number of treasury shares (as of August 20, 2004)	8,465,462 shares
Number of shares to be disposed	8,000,000 shares
Number of treasury shares after the disposal	465,462 shares

File No.82-34805
Exhibit 3

August 31, 2004

Japan Energy Corporation

Partial acquisition of the Kashima Oil Co., Ltd's shares

Our company (Headquarters: Tranomon 2-chome, Minato-ku, Tokyo, President: Mitsunori Takahagi) decided to acquire all shares of Kashima Oil Co., Ltd (Headquarters: Tranomon 2-chome, Minato-ku, Tokyo, President: Kouichi Seno, hereafter called "Kashima Oil") from Cosmo Oil Co., Ltd (Headquarters: Shibaura 1-chome, Minato-ku, Tokyo, President: Yaichi Kimura) owner of the shares. Details are stated below:

Through these proceedings, our company will further develop closer ties with Kashima Oil, and at the same time promote further efficiency.

1. Number of shares to be acquired	6,860,000 shares (Ratio to the total number of issued shares: 17.15%)
2. Acquisition Amount	Total Amount: 4,973,500,000 Yen Unit value: 725 Yen/Share (Face Value: 500 Yen/Share)
3. Acquisition date	Last day of September, 2004 (scheduled)

4. Shareholder makeup and investment ratio of Kashima Oil after the acquisition

Japan Energy Corporation ------------------------------70.675%
Mitsubishi Chemical Corporation----------------------19.875%
Tokyo Electric Power Company----------------------- 7.950%
Nippon Yusen Kabushiki Kaisha (NYK)------------- 1.500%

(Reference) Kashima Oil Co., Ltd's Company Profile

Headquarters: 10-1, Tranomon 2-chome, Minato-ku, Tokyo
President: Kouichi Seno
Capital: 20 billion Yen (Total number of issued shares: 40 million shares)
Founded: October 1967
Collective Assets: 236.2 billion Yen (Fiscal term ended March 2004)
Amount of Proceeds: 350.1 billion Yen (Fiscal term ended March 2004)
Description of Business: Oil refining industry
Number of Employees: 533 (as of the end of March 2004)
Refining Capacity: (Kashima Oil Refinery) 190,000 B/D

Contact:
General Administration & Public Relations Dept.
[Miyazawa, Kinoshita, Matsui, Takada]
TEL: 03 (5573) 6100 Fax: 03 (5573) 6784
E-mail: a083@j-energy.co.jp

File No.82-34805
Exhibit 4

September 1, 2004

Japan Energy Corporation

Condition of Mizushima Oil Refinery, impacted by Typhoon No. 16

1. Our company's Mizushima Oil Refinery (Headquarters: Toranomon 2-chome, Minato-ku, Tokyo, President: Mitsunori Takahagi; Oil Refinery located at: Ushiodori 2-chome, Kurashiki-shi, Okayama; General Manager: Masamichi Gamachi) shut down all the machineries and shipments, as Typhoon No. 16 caused an extreme high tide in Mizushima Harbor, resulting in seawater passing over the breakwater and entering the oil refinery. We apologize for any concerns that this may have caused you all.
Since then, we have conducted safety inspections and partially resumed shipments. We will continue inspection of the machinery in the refinery and resume our operation in around a week.

2. The status of recovery is as follows:

(1) Progress made thus far

August 30 (Monday)	23:25	Seawater flowed into the instrument panel room
	23:30	Shortage/burnout occurred in the part of the transformation installation
	23:48	All shipments were suspended, including shipping to the industrial complex
August 31 (Tuesday) about	0:10 ~	Refinery machines were stopped separately

(2) Current situation as of September 1 (12:00)

- The operation of all machinery has been suspended (however, the boiler and the electric generator are operating at minimum capacity, and the refinery machines are being inspected in order to resume the operation)
- The oil spots over the ocean and in the premise are being cleared

(3) Status of Recovery

① Related to the Shipment

- Land shipment resumed early this morning (September 1)
- Sea shipment is expected to partially resume within 2 to 3 days
- Shipment to the industrial complex partially resumed yesterday (August 31)

② Related to the operation of the machinery

- After inspection of machinery, we will be launching an operation to repair machines separately. It is expected that recovery will be in a week or so.

Contact:
General Administration & Public Relations Dept.
[Miyazawa, Matsui, Takada]
TEL: 03 (5573) 6100 Fax: 03 (5573) 6784
E-mail: a083@j-energy.co.jp

File No.82-34805
Exhibit 5

November 11, 2004

Company Name: Nippon Mining Holdings, Inc.
Representative: Yasuyuki Shimizu, President and Representative Director
Code Number: 5016
Contact for: General Administration Group (IR and Public Relations Department)
Senior Officer, Nobuyuki Yamaki
Telephone Number: 03-5573-5123

Prompt accounting for the impairment of capital assets and the resultant registration of deficit

Please be advised that at today's board meeting, on November 11, 2004, our company decided to promptly adopt the "Accounting Standards related to the Capital Asset Impairment" starting with this term. Particulars are as follows:

1. Reason for Prompt Accounting

   For the purpose of increasing the speed of structural reform, which has been promoted for some time in order to increase profitability and to improve the financial position of the group, the necessary disposition of loss will be conducted at an earlier date.

2. The amount influenced by the prompt application of the standards

   The following monetary amount will be disposed and registered as special loss on the interim report of this term:

   - Consolidated Accounting: 9.7 billion yen (Idle assets: 5.6 billion yen; assets leased to others: 3.2 billion yen; oil industry assets: 0.9 billion yen)
   - Individual Accounting: 0.1 billion yen (Idle assets: 0.1 billion yen)

In addition to the aforementioned particulars, according to United States standards for registering deficits, the registered deficits from the interim consolidated accounting for this term will be 18.4 billion yen, since the impairment loss of 8.7 billion yen of a subsidiary in the United States that produces electronic materials will be recorded.

File No.82-34805
Exhibit 6

November 11, 2004

Company Name: Nippon Mining Holdings, Inc.
Representative: Yasuyuki Shimizu, President and Representative Director
Code Number: 5016
Contact for: General Administration Group (IR and Public Relations Department) Senior Officer, Nobuyuki Yamaki
Telephone Number: 03-5573-5123

Recording the Impairment and Loss by a Subsidiary in the United States that produces Electronic Materials and the Appraisal Loss of Shares of the Company related to our company, and amendment of the Individual Business Forecast

Please be advised that our company has made a decision regarding the registration of impairment and loss by a subsidiary in the United States that produces electronic materials and the appraisal loss in regard to the shares of companies related to our company along with amendment of the individual business forecast at today's board meeting on November 11, 2004. The particulars are as follows:

1. Recording the impairment and loss by a subsidiary in the United States that produces electronic materials

   The copper foil enterprise operated by the Nikko Materials USA. Inc. (hereafter called "NMUS Inc.,") a subsidiary funded 100% by the Nikko Materials Co., Ltd. (hereafter called "Nikko Materials") has been yielding poor business results due to the decrease in demand in the United States and European markets in the past few years. We have been implementing restructuring plans such as the abolition and merging of factories, and consolidating functions of the headquarters.

   However, due to the fact that the electronic parts industry in the United States and Europe are stepping up their efforts to shift production to Asia, again demand did not fully recover this term, and we expect that we have no choice but to continue to register a deficit.

   In consideration of this situation, according to accounting standards in the United States, an impairment and loss of 8.7 billion yen (80 million US Dollars) will be registered for the interim consolidated accounting results for this term.

   In addition, in order to restructure the copper foil industry in Europe and the United States at an earlier date, we have decided to make a company in Germany that deals with the copper foil business, which was heretofore under the control of NMUS Inc., a direct subsidiary of Nikko Materials this December.

2. Appraisal loss in regard to the shares of companies related to our company

   It became necessary for Nikko Materials to register a deficit in regard to the investment and loan made to NMUS Inc., which continued to register a deficit in their copper foil enterprises. Since the actual value of the Nikko Materials shares significantly decreased, according to the "Accounting Standards related to Financial Commodities," our company decided to register the appraisal loss of 14 billion yen in regard to the shares of related company. Meanwhile, since Nikko Materials is a consolidated subsidiary, it does not affect the consolidated results.

3. Revision of the individual business forecast

Accompanying the recording of appraisal loss in regard to the aforementioned shares of related company, we will revise the individual business forecast that was announced on May 12, 2004 and August 18, 2004 as follows:

① Amendment of the Individual Business Forecast Figure for the Interim Fiscal Term Ending March, 2005 (April 1, 2004 ~ September 30, 2004)

(Unit: Millions of Yen)

	Business Proceeds	Income before Special Items	Net Income
Previous Forecast (A) Announced on August 18, 2004)	4,700	1,700	3,500
Actual Performance (B)	4,739	2,074	- 10,360
Difference: (B-A)	(+) 39	(+) 374	(-) 13,860
Percentage Difference	0.8 %	22.0 %	- 396.0 %

<Reason for Revision>
The midterm net profit decreased by 13.9 billion yen, and became △10.4 billion yen due to the fact that the 14 billion yen appraisal loss of the shares of related company was registered, as stated in the aforementioned particulars: 2. Meanwhile, this does not affect the consolidated results due to the fact that the target corporation for the appraisal loss of the shares of related company is a consolidated subsidiary.

② Revision of the Individual Business Forecast Figure as of March, 2005 (April 1, 2004 ~ March 31, 2005)

(Unit: Millions of Yen)

	Business Proceeds	Income before Special Items	Net Income
Previous Forecast (A) Announced on May 12, 2004)	10,000	5,200	5,500
Current revised Forecast (B)	7,000	1,000	- 8,000
Difference: (B-A)	(-) 3,000	(-) 4,200	(-) 13,500
Percentage Difference	- 30.0 %	- 80.8%	- 245.5%

<Reason for Revision>
The income before special items is expected to decrease by 4.2 billion yen to become 1 billion yen due to the loss of profit from cash dividends, etc. The term net income is expected to decrease by 13.5 billion yen to become -8 billion yen due to the fact that 1.4 billion yen worth of appraisal loss of the shares of related company was registered in the interim individual business report, etc. as stated in the aforementioned particulars: 3 - ①. Meanwhile, this does not affect consolidated results due to the fact that the target corporation for the appraisal loss of the shares of related company is a consolidated subsidiary.
In regard to the end-of-period dividends, we are expecting 8 yen per share as announced on May 12, 2004.

File No.82-34805
Exhibit 7

November 11, 2004

Name of public company: Nippon Mining Holdings, Inc.
Representative: Yasuyuki Shimizu, President and Representative Director
Code Number: 5016
Contact for: General Administration Group (IR and Public Relations Department) Senior Officer, Nobuyuki Yamaki
Telephone Number: 03-5573-5123

Revision of Business Forecast

Based on recent business climate and other factors, Nippon Mining Holdings, INC. revises the business forecast announced on May 12, 2004.

Revision of Consolidated Business Forecast Figure for Fiscal Term Ending March 2005:
(April 1, 2004 ~ March 31, 2004)

(Unit: Millions of Yen)

	Sales	Income before Special Items	Net Income
Previous Forecast (A) Announced on May 12, 2004)	2,309,000	66,500	24,000
Current Revised Forecast(B)	2,405,000	105,000	32,000
Difference(B-A)	(+) 96,000	(+) 38,500	(+) 8,000
Percentage Difference	4.2 %	57.9 %	33.3 %

<Reason for revision>

An increase in revenue in regard to the sales proceeds is expected chiefly due to the increase in sales prices, which reflects the situation of crude oil in the oil sector. Consolidated income before special items are expected to increase by 38.5 billion yen and become 105 billion yen due to the increased current consolidated profits of all core operational groups, centering around petroleum segment and resources & non-ferrous metals segment and other factors. The consolidated net income for the current term is expected to increase by 8 billion yen to reach 32 billion yen due to the increase in revenue from consolidated income before special items, in spite of the increase in special loss due to the impairment and loss of the capital assets and costs related to the structural reconstruction, etc.

<Breakdown of the Current Income before Special Items by Segment (The Consolidated Business Forecast for the Fiscal Term Ending March 2005)>

(Unit: Hundred Millions of Yen)

		Previous	Current	Difference	Explanation of the Differences in Current Profits	2003 Actual Performance
Petroleum	Sales	18,100	19,000	(+) 900	Increase in profits from inventory valuation, improvement of petrochemical business, etc.	17,510
	Income before Special Items	300	540	(+) 240		360
Resources & Non-ferrous Metals	Sales	3,200	3,560	(+) 360	Increased profits of equity method affiliates, improvement of copper premium, etc.	3,140
	Income before Special Items	200	345	(+) 145		138
Electronic Materials	Sales	920	970	(+) 50	Increased sales of treated rolled copper foils, and improvement of the margin, etc.	738
	Income before Special Items	60	95	(+) 35		- 26
Metal Fabrication	Sales	580	580	-	Increased profit due to increased sales of foils/products using advanced technology materials	476
	Income before Special Items	90	100	(+) 10		73
Other	Sales	630	410	(-) 220	am/pm Japan Co., Ltd.' s loss increase, etc.	662
	Income before Special Items	15	- 30	(-) 45		- 7
Elimination	Sale	- 340	- 470	(-) 130		- 380
Total	Sales	23,090	24,050	(+) 960		22,146
	Income before Special Items	665	1,050	(+) 385		537

<Reference> Precondition (Consolidated Business Forecast for Fiscal Term Ending March 2005)

		Previous	Current	Difference	2003 Actual Performance
(In common)	Exchange Rate (Yen / $)	105	108	(+) 3	113
Petroleum	Crude Oil FOB ($ / BBL) *	32.0	35.0	(+) 3.0	27.0
	Paraxylene Market ($ / t) ACP basis	700	873	(+) 173	641
Resources & Non-ferrous Metals	Copper Price (¢ / 1b)	115	127	(+) 12	93
	Sales Volume of Electrolytic Copper (1,000 t/ period)	589	609	(+) 20	622
Electronic Materials	Sales Volume of Electrodeposited Copper Foil (t / month)	2,763	2,778	(+) 15	2,375
	Sales Volume of Treated Rolled Copper Foil (1,000m /month)	3,950	3,976	(+) 26	3,097
	Sales Volume of ITO Target (t / month)	22.4	20.7	(-) 1.7	13.6
Metal Fabrication	Sales Volume of Wrought Copper Products (1,000 t / period)	36	37	(+) 1	37
	Sales Volume of Special Steel Products (1,000 t / period)	9	11	(+) 2	10
	Ratio of High-function Materials (%)	33%	33%	− %	22%

※Crude oil FOB is Dubai spot basis.

File No.82-34805
Exhibit 8

August 18,2004

Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31,2005

NIPPON MINING HOLDINGS, INC. (http://www.shinnikko-hd.co.jp/)

Code No. : 5016
Stock Listings : Tokyo, Osaka, Nagoya
Address of head office : 10-1, Toranomon 2-chome, Minato-ku, Tokyo
Contact to : IR and Public Relations Department Telephone number : (03) 5573 - 5118

This Financial Statement is prepared in accordance with accounting principles generally accepted in Japan.

1. Matters relating to prepare quarterly consolidated financial statements

(1) Changes in accounting method : Accounting for the valuation of inventory

(2) Change in scope of consolidation and application of the equity method (a newly consolidated subsidiary)

Consolidated subsidiaries	111	(Japan Energy Corp., Nippon Mining & Metals Co.,Ltd., Nikko Materials Co.,Ltd., Nikko Metal Manufacturing Co.,Ltd., etc.)
Non-consolidated subsidiary accounted for by equity method	1	(N.K.Curex Co.,Ltd.)
Affiliated companies accounted for by equity method	18	(LG-Nikko Copper Inc., Minera Los Pelambres., etc.)
Consolidation (newly included)	19	(Nikko Real Estate Co., Ltd., Golden Pacific Maritime S.A. NMC Pearl River Mouth Oil Development Co., Ltd.)
(Excluded)	1	(Nikko Petrochemicals Co., Ltd.)
Equity method (newly included)	-	
(Excluded)	1	(NMC Pearl River Mouth Oil Development Co., Ltd.)

(3)Quarterly figures are unaudited.

2. Consolidated financial results for the three months period of Fiscal Year 2004 (From April 1, 2004 to June 30, 2004)

(1) Operating results

	Sales		Operating Income		Income before special items	
	millions of yen	%	millions of yen	%	millions of yen	%
Three months ended June 30,2004	555,954	7.7	20,982	92.4	23,830	117.4
Three months ended June 30,2003	516,053	–	10,907	–	10,963	–
Reference) Fiscal Year ended March 31, 2004	2,214,589		50,397		53,737	

	Net Income		Primary EPS		Fully diluted EPS	
	millions of yen	%	yen	sen	yen	sen
Three months ended June 30,2004	14,198	470.4	20	91	–	–
Three months ended June 30,2003	2,489	–	3	67	–	–
Reference) Fiscal Year ended March 31, 2004	14,854		21	71	–	–

Note: 1. Average number of shares issued (consolidated)
For the three-months ended June 30, 2004 : 679,102,849 shares , For the three-months ended June 30, 2003 : 678,945,503 shares
For the year ended March 31, 2004 : 678,928,690 shares

(2) Financial position

	Total Assets	Total Shareholders' Equity
	millions of yen	millions of yen
As of June 30, 2004	1,591,885	244,528
As of June 30, 2003	1,573,989	207,368
Reference) As of March 31,2004	1,572,529	233,742

	Net Worth Ratio	Shareholders' Equity Per Share
	%	yen sen
As of June 30, 2004	15.4	360 08
As of June 30, 2003	13.2	305 43
Reference) As of March 31,2004	14.9	344 01

Note: Number of shares issued at end of first quarter (consolidated)
For the three-months ended June 30, 2004 : 679,095,111 shares , For the three-months ended June 30, 2003 : 678,940,352 shares
For the year ended March 31, 2004 : 679,125,537 shares

(3) Cash Flows

	Cash flows from operating activities	Cash flows from investing activities
	millions of yen	millions of yen
Three months ended June 30,2004	(46,669)	(6,094)
Three months ended June 30,2003	(3,033)	(6,434)
Reference) Fiscal Year ended March 31, 2004	106,182	4,530

	Cash flows from financing activities	Cash and cash equivalents at end of period
	millions of yen	millions of yen
Three months ended June 30,2004	28,996	50,324
Three months ended June 30,2003	(16,523)	50,389
Reference) Fiscal Year ended March 31, 2004	(115,794)	71,347

3. Consolidated projection for the six months ending September 30, 2004

	Sales	Income before special items	Net Income
	millions of yen	millions of yen	millions of yen
For the six months ending September 30,2004	1,152,000	49,000	14,500

Projection for the year ending March 31,2005 will be disclosed at the day of disclosure of the second quarter closing.

This projection is based on information available as of August 18, 2004.
The information is subject to change due to changes in the business environment.

【Non-consolidated Basis】

1. Parent co.'s operating results for the three months period of Fiscal Year 2004(From April 1, 2004 to June 30, 2004)
   Operating results

	Sales		Operating Income		Income before special items		Net Income	
	millions of yen	%	millions of yen	%	millions of yen	%	millions of yen	%
Three months ended June 30,2004	3,719	528.5	2,849	–	2,784	–	4,151	–
Three months ended June 30,2003	592	–	56	–	32	–	13	–
Reference) Fiscal Year ended March 31, 2004	6,949		4,102		3,509		4,613	

2. Parent co.'s projection for the six months ending September 30, 2004

	Sales	Income before special items	Net Income
	millions of yen	millions of yen	millions of yen
For the six months ending September 30,2004	4,700	1,700	3,500

Projection for the year ending March 31,2005 will be disclosed at the day of disclosure of the second quarter closing.

This projection is based on information available as of August 18, 2004.
The information is subject to change due to changes in the business environment.

Consolidated Balance Sheet (Unaudited)

Account title	First quarter of fiscal year 2004 (As of June 30, 2004)		Fiscal 2003 (As of March 31, 2004)		Increase (Decrease)	First quarter of fiscal year 2003 (As of June 30, 2003)	
	millions of yen	%	millions of yen	%	millions of yen	millions of yen	%
Assets	1,591,885	100.0	1,572,529	100.0	19,356	1,573,989	100.0
Current assets	*596,269*	*37.5*	*598,834*	*38.1*	(2,565)	*560,652*	*35.6*
Cash and time deposits	50,183		71,288		(21,105)	50,914	
Notes and accounts receivable, trade	222,541		240,300		(17,759)	207,388	
Inventories	261,456		218,671		42,785	244,668	
Other current assets	62,089		68,575		(6,486)	57,682	
Fixed assets	*995,616*	*62.5*	*973,695*	*61.9*	21,921	*1,013,337*	*64.4*
Property, plant and equipment	644,587		618,322		26,265	646,104	
Intangible assets	77,596		77,249		347	98,288	
Investments in securities	177,389		174,359		3,030	153,672	
Other long-term assets	96,044		103,765		(7,721)	115,273	
Total assets	*1,591,885*	*100.0*	*1,572,529*	*100.0*	19,356	*1,573,989*	*100.0*
Liabilities	1,306,839	82.1	1,299,727	82.6	7,112	1,328,703	84.4
Current liabilities	*751,583*	*47.2*	*751,311*	*47.7*	272	*767,553*	*48.8*
Notes and accounts payable, trade	208,894		233,439		(24,545)	176,065	
Short-term borrowing	389,264		333,166		56,098	426,074	
Current portion of bonds	1,900		1,000		900	1,000	
Accounts payable, other	84,501		111,408		(26,907)	96,952	
Other current liabilities	67,024		72,298		(5,274)	67,462	
Long-term liabilities	*555,256*	*34.9*	*548,416*	*34.9*	6,840	*561,150*	*35.6*
Bonds	53,600		56,400		(2,800)	56,400	
Long-term debt	371,213		363,461		7,752	379,271	
Other long-term liabilities	130,443		128,555		1,888	125,479	
Minority interest in consolidated subsidiaries	40,518	2.5	39,060	2.5	1,458	37,918	2.4
Shareholders' Equity	244,528	15.4	233,742	14.9	10,786	207,368	13.2
Common stock	*40,000*	*2.5*	*40,000*	*2.5*	-	*40,000*	*2.5*
Capital surplus	*145,218*	*9.1*	*149,320*	*9.5*	(4,102)	*149,307*	*9.5*
Retained earnings	*58,602*	*3.7*	*43,687*	*2.8*	14,915	*28,361*	*1.8*
Surplus from land revaluation	*(2,371)*	*(0.1)*	*(2,350)*	*(0.1)*	(21)	*1,658*	*0.1*
Unrealized gain on marketable securities	*26,099*	*1.6*	*26,148*	*1.7*	(49)	*6,266*	*0.4*
Accumulated translation adjustment	*(4,083)*	*(0.2)*	*(4,141)*	*(0.3)*	58	*745*	*0.1*
Treasury stock, at cost	*(18,937)*	*(1.2)*	*(18,922)*	*(1.2)*	(15)	*(18,969)*	*(1.2)*
Total liabilities , minority interest in consolidated subsidiaries and shareholders' equity	*1,591,885*	*100.0*	*1,572,529*	*100.0*	19,356	*1,573,989*	*100.0*

Consolidated Statements of Income (Unaudited)

Account title	For the three months ended June 30,2004		For the three months ended June 30,2003		Increase (Decrease)	Fiscal 2003 (from April 1, 2003 to March 31, 2004)	
	millions of yen	%	millions of yen	%	millions of yen	millions of yen	%
Operating income							
Net sales	555,954	100.0	516,053	100.0	39,901	2,214,589	100.0
Cost of sales	488,337	87.8	458,492	88.9	29,845	1,974,059	89.1
Selling, general and administrative expenses	46,635	8.4	46,654	9.0	(19)	190,133	8.6
Operating Income	*20,982*	*3.8*	*10,907*	*2.1*	10,075	*50,397*	2.3
Other income	8,280	*1.5*	5,207	*1.0*	3,073	25,891	*1.1*
Interest and dividend income	847		788		59	3,180	
Amortization of consolidation adjustment account	1,170		1,142		28	4,623	
Equity in income of non-consolidated subsidiary and affiliates	5,406		1,999		3,407	10,976	
Other	857		1,278		(421)	7,112	
Other loss	5,432	*1.0*	5,151	*1.0*	281	22,551	*1.0*
Interest expenses	3,317		3,679		(362)	14,643	
Other	2,115		1,472		643	7,908	
Income before special items	*23,830*	*4.3*	*10,963*	*2.1*	12,867	*53,737*	*2.4*
Special profit	3,933	*0.7*	182	*0.1*	3,751	15,754	*0.7*
Gain on sales of fixed assets	1,397		90		1,307	3,697	
Gain on maturities of investments in securities	-		-		-	8,454	
Gain on sales of investments in securities	2,041		-		2,041	2,431	
Other	495		92		403	1,172	
Special loss	1,652	*0.3*	5,156	*1.0*	(3,504)	47,886	*2.3*
Loss on disposal of fixed assets	1,136		734		402	11,909	
Loss on write-down of investments in securities	4		603		(599)	1,090	
Reorganization and restructuring costs	445		3,506		(3,061)	28,030	
Loss on write-down of goodwill	-		-		-	3,182	
Provision for allowance for doubtful accounts	-		-		-	1,122	
Other	67		313		(246)	2,553	
Income before income taxes	*26,111*	*4.7*	*5,989*	*1.2*	20,122	*21,605*	*1.0*
Income taxes	3,188	*0.6*	3,386	*0.7*	(198)	15,800	*0.7*
Deferred income tax	6,251	*1.1*	(438)	*(0.1)*	6,689	(12,938)	*(0.6)*
Minority interest in net earnings of consolidated subsidiaries	(2,474)	*(0.4)*	(552)	*(0.1)*	(1,922)	(3,889)	*(0.2)*
Net income	*14,198*	*2.6*	*2,489*	*0.5*	11,709	*14,854*	*0.7*

Consolidated Statement of Retained Earnings (Unaudited)

(millions of yen)

Account Title	For the three months ended June 30,2004	For the three months ended June 30,2003	Fiscal 2003 (from April 1, 2003 to March 31, 2004)
Capital Surplus:			
Balance at beginning of year	149,320	149,307	149,307
Increase in capital surplus	1	-	13
Gain on disposition of treasury stock	1	-	13
Decrease in capital surplus	4,103	-	-
Cash dividends paid	4,079	-	-
Bonuses to directors	24	-	-
Balance at end of year	145,218	149,307	149,320
Retained Earnings:			
Balance at beginning of year	43,687	(21,406)	(21,406)
Increase in retained earnings	15,012	53,220	68,546
Net income	14,198	2,489	14,854
Increase arising from change of consolidated subsidiaries	793	-	35
Increase arising from change of affiliates accounted for by equity method	-	1,013	1,440
Increase arising from merger of consolidated subsidiaries	-	-	156
Reclassification with surplus from land revaluation *	21	49,718	52,061
Decrease in retained earnings	97	3,453	3,453
Cash dividends paid	-	2,720	2,720
Bonuses to directors	97	54	54
Decrease arising from change of consolidated subsidiaries	-	679	679
Balance at end of year	58,602	28,361	43,687

*The contents are as follows.

This resulted from the establishement of Japan Energy corporation (a split-off of the petroleum business from the former Japan Energy Corporation.)

Consolidated Statement of Cash Flows (Unaudited)

Account title	For the three months ended June 30,2004	For the three months ended June 30,2003	Fiscal 2003 (from April 1, 2003 to March 31, 2004)
	millions of yen	millions of yen	millions of yen
Cash flows from operating activities			
Income before income taxes	26,111	5,989	21,605
Depreciation and amortization	11,742	11,695	45,862
Amortization of consolidation adjustment account	(1,092)	(958)	(4,040)
Interest and dividend income	(847)	(788)	(3,180)
Interest expenses	3,317	3,679	14,643
Equity in income of non-consolidated subsidiaries and affiliates	(5,406)	(1,999)	(10,976)
Gain on maturities and sales of investments in securities	(2,041)	—	(10,885)
Loss on write-down of investments in securities	4	603	1,090
Gain (loss) on disposal of property, plant and equipment	(261)	644	8,212
Reorganization and restructuring costs	445	3,506	28,030
Decrease (increase) in trade receivables	17,534	26,176	(10,952)
Increase in inventories	(40,074)	(22,578)	(3,320)
Decrease (increase) in trade payables	(36,378)	(21,444)	47,129
Other	(5,039)	1,212	399
Subtotal	(31,985)	5,737	123,617
Interest and dividends received	1,210	781	9,593
Interest paid	(2,950)	(3,155)	(14,824)
Payment for special retirement benefit	—	—	(2,631)
Income taxes paid	(12,944)	(6,396)	(9,573)
Net cash provided by (used in) operating activities	(46,669)	(3,033)	106,182
Cash flows from investing activities			
Payments for acquisition of property,plant and equipment	(9,685)	(4,432)	(28,098)
Proceeds from sales of property,plant and equipment	3,573	627	10,576
Payments for acquisition of intangible fixed assets	(402)	(1,484)	(4,017)
Payments for acquisition of investments in securities	(2,236)	(206)	(1,172)
Proceeds from maturities or sales of investments in securities	2,375	67	21,461
Decrease (increase) in short-term loans	(876)	(492)	2,638
Payments for lending of long-term loans	(1,542)	(167)	(3,803)
Collection of long-term loans	2,984	983	7,602
Other	(285)	(1,330)	(657)
Net cash provided by (used in) investing activities	(6,094)	(6,434)	4,530
Cash flows from financing activities			
Increase (decrease) in short-term borrowing	62,897	32,800	(8,084)
Proceeds from long-term debt	698	14,532	101,067
Payments for repayment on long-term debt	(26,300)	(60,947)	(206,019)
Payments for redemption of bonds	(1,900)	—	—
Cash dividends paid	(4,079)	(2,720)	(2,720)
Other	(2,320)	(188)	(38)
Net cash provided by (used in) financing activities	28,996	(16,523)	(115,794)
Effect of exchange rate changes on cash and cash equivalents	(38)	(20)	(1,042)
Net decrease in cash and cash equivalents	(23,805)	(26,010)	(6,124)
Cash and cash equivalents at beginning of period	71,347	76,294	76,294
Increase due to subsidiaries newly included consolidation	2,782	105	1,177
Cash and cash equivalents at end of period	50,324	50,389	71,347

Segment Information (Unaudited)

1. Segment Information summarized by product group

For the three months ended June 30, 2004 (from April 1, 2004 to June 30, 2004) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	421,188	89,375	22,216	12,186	10,989	555,954	-	555,954
(2) Inter-group	1,733	5,555	699	2,135	2,201	12,323	(12,323)	-
Total	422,921	94,930	22,915	14,321	13,190	568,277	(12,323)	555,954
Operating costs and expenses	409,833	90,933	19,924	11,002	15,915	547,607	(12,635)	534,972
Operating Income	13,088	3,997	2,991	3,319	(2,725)	20,670	312	20,982
Income before special items	10,920	9,324	2,658	3,261	(2,622)	23,541	289	23,830

For the three months ended June 30, 2003 (from April 1, 2003 to June 30, 2003) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	413,612	63,941	15,562	9,367	13,571	516,053	-	516,053
(2) Inter-group	1,079	3,638	627	1,208	2,340	8,892	(8,892)	-
Total	414,691	67,579	16,189	10,575	15,911	524,945	(8,892)	516,053
Operating costs and expenses	403,945	67,309	16,133	8,969	17,767	514,123	(8,977)	505,146
Operating Income	10,746	270	56	1,606	(1,856)	10,822	85	10,907
Income before special items	10,229	1,275	(572)	1,567	(1,814)	10,685	278	10,963

For the year ended March 31, 2004 (from April 1, 2003 to March 31, 2004) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	1,745,635	295,571	71,192	41,721	60,470	2,214,589	-	2,214,589
(2) Inter-group	5,365	18,439	2,648	5,850	5,721	38,023	(38,023)	-
Total	1,751,000	314,010	73,840	47,571	66,191	2,252,612	(38,023)	2,214,589
Operating costs and expenses	1,713,241	308,968	73,408	40,249	67,382	2,203,248	(39,056)	2,164,192
Operating Income	37,759	5,042	432	7,322	(1,191)	49,364	1,033	50,397
Income before special items	35,957	13,798	(2,601)	7,283	(1,428)	53,009	728	53,737

Note 1. Main products for each group are the following;

Petroleum	: gasoline, naphtha, kerosene, gas oil, heavy fuel oil, liquefied petroleum gas, petrochemicals, lubricating oil, etc.
Resources and Non-ferrous Metals	: resource development,copper, gold, silver, zinc, sulfuric acid, etc.
Electronic Materials	: copper foils, sputtering targets, compound semiconductor materials, etc
Metal Fabrication	: wrought copper and copper alloy products, special steel products, precision products, etc
Other Operations	: convenience store, information service

Note 2. Accounting changes

Valuation of metal inventories except for gold, silver, platinum and palladium , and of electronic materials inventories

Effective April 1,2004,several consolidated subsidiaries changed the valuation method of metal inventories except for gold, silver, platinum and palladium ,and of electronic materials inventories from the last-in, first-out method to the first-in, first-out method.

The main reason for this change is that the first-in, first-out method is considered to generate more appropriate cost of sales in the consolidated financial statement. As a result of this change, inventories as of June 30, 2004 have increased by ¥1,853 million, income before income taxes for the first quarter of this fiscal year has increased by the same amount as compared with the amounts which would have been reported if the previous method had been applied consistently.

File No.82-34805
Exhibit 9

3-31-04

RESOURCES and ENERGY for Sustainable Growth

Annual Report 2004
For The Year Ended March 31, 2004

NIPPON MINING HOLDINGS

Profile

Nippon Mining Holdings, Inc. is the holding company of the Nippon Mining Holdings Group, and manages the diversified Group's operations. The core businesses of the Group are **Petroleum (Japan Energy Group), Resources and Non-ferrous Metals (Nippon Mining & Metals Group), Electronic Materials (Nikko Materials Group)** and **Metal Fabrication (Nikko Metal Manufacturing Group).**

The Company has developed a medium-term management plan (for the year ending March 31, 2005 through the year ending March 31, 2007) to enhance capital efficiency and strengthen competitiveness in each business. To this end, the Company is promoting structural reorganization, placing management priority on quality rather than quantity and emphasizing profitability. In doing so, it aims to significantly improve the financial structure of the Group companies by strengthening profitability and streamlining assets.

The Nippon Mining Holdings Group will maximize corporate value by employing its management resources in a dynamic and aggressive growth strategy. At the same time, it will fulfill its mission to be a stable and comprehensive supplier of resources and energy to meet the needs of society.

Contents







Cautionary statement regarding forward-looking statements

In this annual report, statements other than present plans, strategies, outlooks and historical facts of the Nippon Mining Holdings Inc. are forward-looking statements, which represent our judgments based on the information available as of the end of June 2004. These forward-looking statements involve risks and uncertainties, including, but not limited to, changes in the business environment, and therefore may deviate from actual results.

As a stable, efficient supplier of resources and energy

The Group is supporting various infrastructures in our society.



○ Fuels for automobiles (gasoline, gas oil)
○ Fuels for industry (heavy oil)
○ Fuels for households (kerosene, LPG)
○ Raw materials for nylon and polyester
○ Raw materials for PET (polyethylene terephthalate) bottles
○ Asphalt (road surfaces)
○ Connector materials (electronic components)
○ Lubricating oils


○ Optical tranceivers used in optical-fiber communication networks
○ Copper (wires, cables, copper tubes for airconditioners, waterpipes)
○ Treated rolled copper foil (for flexible printed circuit boards)
○ Switching materials
○ Connector materials
○ Target materials for FPDs
○ Electro-deposited copper foil (for rigid printed circuit boards)
○ Target materials for semiconductors
○ Stainless steel foils (for backlight reflectors for LCDs)
○ Lead frame materials
○ Electron-gun parts
○ Invar alloy for shadow masks

	Consolidated Net Sales (billions of yen)	Consolidated Income before Special Items (billions of yen)	Consolidated Total Assets (billions of yen)
Nippon Mining Holdings	2,214.6	53.7	1,572.5
Petroleum (Japan Energy Group) Exploration and drilling for oil resources Production and marketing of petroleum products Gasoline, naphtha, kerosene, gas oil, heavy oil, LPG, lubricating oils and other petroleum products Production and marketing of petrochemical products Paraxylene, normal paraffin and other petrochemical products, etc.	1,751.0	36.0	992.5
Resources and non-ferrous metals (Nippon Mining & Metals Group) Development, exploration and mining for non-ferrous metal resources Production and marketing of non-ferrous metal products Copper, zinc, gold, silver, electric wires, titanium, sulfuric acid Recycling valuable metals and treatment of industrial waste	314.0	13.8	313.6
Electronic materials (Nikko Materials Group) Production and marketing of electronic materials Electro-deposited copper foil Treated rolled copper foil Sputtering targets Compound semiconductor materials, etc.	73.8	(2.6)	107.3
Metal fabrication (Nikko Metal Manufacturing Group) Production and marketing of fabricated metal products Phosphor bronze, wrought copper foil and other wrought copper products Special steel products Precision processing products, etc.	47.6	7.3	57.0
Other (Independent operating and functional support companies) Independent operating companies Information services Land transportation Functional support companies Common group activities, including fund procurement	66.2	(0.7)	208.6

Note: Segment sales include ¥38 billion of inter-Group sales for the calculation of total sales on a consolidated basis. Income before special items under the "Other" segment includes the figure for consolidation adjustment, "Eliminations or Corporate" which is unallocable to any of the individual segments above. Segment assets include ¥106.4 billion under inter-Group loans and assets of a similar nature, which are eliminated for consolidation purposes.

Financial Highlights (consolidated)

	Millions of Yen (except per share data)			Thousands of U.S. Dollars (except per share data)
Years ended March 31	2002	2003	2004	2004
Net sales	¥2,083,352	¥2,163,088	¥2,214,589	$20,953,629
Operating income	27,748	40,256	50,397	476,838
Income before special items	25,405	36,968	53,737	508,440
Net income	306	3,652	14,854	140,543
Net income per share (in yen and U.S. dollars)	0.27	5.89	21.71	0.21
Total assets	¥1,695,883	¥1,628,723	¥1,572,529	$14,878,692
Shareholders' equity	181,453	204,946	233,742	2,211,581
Shareholders' equity per share (in yen and U.S. dollars)	162.91	301.78	344.01	3.25
Interest-bearing liabilities	892,846	876,383	754,027	7,134,327
Cash flows from operating activities	¥129,894	¥14,344	¥106,182	$1,004,655
Cash flows from investing activities	(29,729)	(15,698)	4,530	42,861
Cash flows from financing activities	(159,346)	(17,568)	(115,794)	(1,095,600)

Note: Amounts stated in U.S. dollars have been converted at the rate of ¥105.69 per U.S.1.00 dollar, the rate prevailing at March 31, 2004.

Net sales by segment



(Billions of yen)
2,500
2,000
1,500
1,000
500
0
-500
2,083.4
74.4
37.2
60.3
248.2
1,684.8
-21.5*
2,163.1
69.9
45.2
61.7
272.3
1,743.8
-29.9*
2,214.6
66.2
47.6
73.8
314.0
1,751.0
-38.0*
* Elimination of Inter-Group sales
Years ended March 31
02
03
04

Income before special items by segment



(Billions of yen)
60
50
40
30
20
10
0
-10
25.4
37.0
53.7
3.7*
0.9
11.5
13.7
-4.4
2.7*
5.6
9.8
24.8
-5.9
7.3
13.8
36.0
-2.6
-0.7*
* Includes the figure for consolidation adjustment, "Eliminations or Corporate."
Years ended March 31
02
03
04

Interest-bearing liabilities



(Billions of yen)
1,000
800
600
400
200
0
892.8
876.4
754.0
Years ended March 31
02
03
04

□Petroleum □Resources and non-ferrous metals □Electronic materials □Metal fabrication □Other □Elimination

Notes: 1. The metal fabrication business became independent from the Nippon Mining & Metals Group to form the Nikko Metal Manufacturing Group in October 2003. The figures for both groups are reclassified in accordance with the current segmentation utilized for the year ended March 31, 2004.

2. Consolidated financial statements of Nippon Mining Holdings, Inc. for the year ended March 31, 2003 were prepared to replace the consolidated financial statements of Japan Energy Corporation, which became a wholly-owned subsidiary of Nippon Mining Holdings, Inc. in September 2002. For the convenience of readers, figures for the term ended March 31, 2002 are also posted, using the relevant figures of Japan Energy Corporation.

Message from the Management



Yasuyuki Shimizu
President and Representative Director

Akihiko Nomiyama
Chairman and Representative Director

Management of the Nippon Mining Holdings Group

The Nippon Mining Holdings Group, for which Nippon Mining Holdings is the holding company, defining its identity with the phrase "resources and energy," operates its businesses through the four core business segments: Petroleum, Resources and Non-ferrous Metals, Electronic Materials and Metal Fabrication. Each core operating company focuses on its specialty field, and is working to construct a solid earnings foundation by building a compact and strong business structure. The Group endeavors constantly to improve and strengthen its financial position while focusing investment on highly profitable fields with strong growth potential.

The Group's management priorities are "quality rather than quantity" and "emphasis on profitability." In line with these, we are dedicated to increasing enterprise value by establishing competitiveness and profitability.

Review of Results for the Year Ended March 31, 2004

During the fiscal year ended March 31, 2004, the Japanese economy showed signs of recovery backed by an increase in capital investment driven by rapid rebounds in the IT and materials industries, and by brisk exports.

The Group's performance in all four core businesses improved, due to the successful implementation of structural reforms, and a turn for the better in the operating environment, primarily sharp rises in materials prices. As a result, the Group achieved an increase in consolidated net sales of 2.4% year-on-year, to ¥2,214.6 billion (US$20,954 million), an increase in income before special items, which jumped by 45.4% to ¥53.7 billion (US$508 million).

Net income on a consolidated basis rose by 306.7% to ¥14.9 billion (US$141 million). The main factors behind this were a special profit related to the public offering of the shares of a U.S. affiliate on the one hand, and a special loss incurred as a result of the restructuring of our electronic materials business in the United States on the other.

As a result, our balance sheet was substantially improved, with interest-bearing liabilities on a consolidated basis reduced by approximately ¥120 billion over the full year, representing a fall of 14% from March 31, 2003. The annual dividend was increased by ¥2 per share from the previous year, to ¥6.

Medium-Term Management plan from Fiscal 2005 ending March 31, 2005 through Fiscal 2007 ending March 31, 2007

In April 2004, the Company announced a medium-term management plan for the Group for the period from fiscal 2005 to 2007. The primary objectives of the plan are to further accelerate reforms aimed at enhancing the Group's profitability and financial condition, and to actively pursue business opportunities in which we anticipate benefits from synergies within the Group. We aim to achieve the following results in fiscal 2007: net sales of ¥2,232 billion, income before special items of ¥82 billion, and the reduction of interest-bearing liabilities by approximately ¥250 billion (compared with March 31, 2002).

The achievement of these plan objectives by the end of fiscal 2007 will give us a strong foothold towards attaining the Group's previously announced medium-to long-term management goals of (1) a consolidated income before special items to net sales ratio of 5%, (2) an equity ratio of 25%, and (3) a ¥300 billion reduction in interest-bearing liabilities (compared with March 31, 2002).

In August 2004, Nippon Mining Holdings made a public offering for approximately 168 million shares of treasury stock (including 8 million shares sold in connection with the over-allotment at the public offering). The funds procured in this manner will be used for capital expenditures and other investments, as well as for the repayment of debt. In this way, the Company intends to strengthen its earnings structure and financial position.

Corporate Governance and Compliance

Under the holding company system, Group management and business operations are separated to ensure the transparency of management and the effective governance of Group business.

In accordance with this basic policy, in order to set out more explicitly the responsibility for management and for the conduct of business, from the current fiscal year, the term of office of directors of the holding company and of the operating companies has been reduced from two years to one year.

Each operating company conducts risk management that encompasses compliance management fine-tuned to the characteristics of its business, while we, as the holding company, take overall responsibility for Group risk management.

Based on this approach, the Group will continue to contribute to the development of society at large by ensuring the stable and efficient supply of resources and energy, making active efforts to address global environmental issues.

August 2004

Akihiko Nomiyama
Chairman and Representative Director

Yasuyuki Shimizu
President and Representative Director

Nippon Mining Holdings Group

The Medium-Term Management Plan

From Fiscal 2005 ending March 31, 2005 through Fiscal 2007 ending March 31, 2007



Yoshimasa Adachi
President and
representative director
Nikko Metal Manufacturing
Masanori Okada
President and
representative director
Nikko Materials
Kazuo Oki
President and
representative director
Nippon Mining & Metals
Mitsunori Takahagi
Akihiko Nomiyama
Chairman and representative director
Nippon Mining Holdings
Yasuyuki Shimizu
President and representative director
Nippon Mining Holdings

To strengthen the Group's earnings base,
achieve a fundamental improvement in its financial position, and pursue
business opportunities around the world in which we anticipate future growth,
the Group formulated a medium-term management plan
for the period from the year ending March 2005 to the year ending March 2007.

Basic Policies

1. **We will further accelerate reforms aimed at enhancing the profitability of each business and at achieving a fundamental improvement in the Group's financial structure. Specifically, the Company will voluntarily adopt impairment accounting of long-lived assets from the term ending March 31, 2005.**
2. **We will raise our earnings base by realizing earnings potential to the maximum extent possible.**
3. **We will pursue earnings opportunities and business opportunities in which we anticipate benefits from synergies within the Group.**



Yasuyuki Shimizu, *President and Representative Director*
Nippon Mining Holdings

Strengthening the Group's total power for sustainable growth

In the plan, the Group will take on two major tasks: to realize the potential profitability of its core businesses and further raise the Group's earnings base, and to improve its financial structure, mainly through the reduction of interest-bearing liabilities and the improvement of the equity ratio.

The following is a summary of our perception of the business environment in which the Group currently finds itself.

1. Regarding the world economy, a high level of growth in the United States and China will act as the locomotive for the global economy.
2. In the Japanese economy, there has been an upturn in business sentiment as a result of factors such as the recovery in the information technology and materials industries, and a general upturn is in progress.
3. Crude oil prices, and prices of basic materials such as metals and petrochemicals will remain high as a result of growth in demand in China and tight global supply-and-demand conditions.
4. Stock markets will remain firm.
5. In the sphere of exchange rates, the weakness of the U.S. dollar will persist, owing to the continuation of the twin deficits (current account deficit and budget deficit).

Based upon this perception, the basic assumptions of our business conditions are forecast in Table 1.

With respect to our earnings plan, assuming that each group company successfully implements reform measures, we project consolidated income before special items of ¥66.5 billion for the year ending March 2005, ¥70 billion for the year ending March 2006, and ¥82 billion for the year ending March 2007, the final year of the plan. The increase in profits while sales remain relatively unchanged reflects our expectation of steady progress in the shift in emphasis of our business structure from quantity to quality.

1. Plan Assumptions

		Actual	Forecast		
Years ending March		2004	2005	2006	2007
Exchange rate (Yen / US$)		113	105	105	105
Petroleum	Crude oil FOB*1 (US$ / bbl)	27	32	25	25
	Fuel oil sales volume (million kiloliter / year)	22.5	21.2	21.2	21.3
Resources and non-ferrous metals	Copper price (¢ / lb)	93	115	100	100
	PPC*2 copper sales volume (thousand tons / year)	622	589	615	659
Electronic materials	Electro-deposited copper foil sales volume (thousand tons / month)	2.4	2.8	2.8	2.9
	Treated rolled copper foil sales volume (thousand kilometer / month)	3.1	4.0	4.6	5.3
	ITO (indium-tin-oxide) target sales volume (tons / month)	13.6	22.4	31.2	37.7
Metal fabrication	Product sales volume (thousand tons / month)	3.9	3.8	3.7	3.7
	Ratio of high-performance materials (%)	22	33	49	54

*1. Dubai spot price.

*2. Pan Pacific Copper Co., Ltd.
(Nippon Mining & Metals 66% / Mitsui Mining & Smelting 34% copper-business joint venture)

2. Earnings Plan

(Billions of Yen)	Actual	Forecast	Plan	Plan	Difference
Years ending March	2004	2005	2006	2007	2004 to 2007
Net Sales	2,214.6	2,309.0	2,197.0	2,232.0	(○) 17.4
Operating income	50.4	61.5	70.0	80.0	(○) 29.6
Income before special items	53.7	66.5	70.0	82.0	(○) 28.3
Breakdown of income before special items by segment					
Petroleum	36.0	30.0	36.0	40.0	(○) 4.0
Resources and non-ferrous metals	13.8	20.0	14.5	18.0	(○) 4.2
Electronic materials	(2.6)	6.0	7.5	10.5	(○) 13.1
Metal fabrication	7.3	9.0	10.0	11.0	(○) 3.7
Other*1	(0.7)	1.5	2.0	2.5	(○) 3.2
Net income	14.9	24.0	36.0	43.0	(○) 28.1
Income before special items to net sales ratio (%)	2.4	2.9	3.2	3.7	(○) 1.3
Earnings per share (¥)*2	17.4	28.3	42.4	50.7	(○) 33.3

*1 Includes the figure for consolidation adjustment of "Eliminations or Corporate."

*2 These calculations were based on a total of approximately 848 million shares.

The following is an outline of the Earnings Plan for income before special items broken down by segment.

In the petroleum business, the Company posted income before special items of ¥36 billion for the year ended March 2004, which is partly attributable to an increase in demand for C heavy oil from power utility companies. Factors such as further cost reductions and enhanced sales strength will see the figure rise to ¥40 billion for the year ending March 2007.

In the resources and non-ferrous metals business, following the profit of ¥13.8 billion for the year to March 2004, for the current year (to March 2005) the figure will rise to ¥20 billion, boosted strongly by profits from an overseas equity-method affiliates, made possible by sharp rises in copper prices. Expected declines in copper prices and other factors will then cause income before special items to dip to ¥18 billion for the year to March 2007.

In the electronic materials business, for the year to March 2004 there was a loss of ¥2.6 billion, primarily caused by depressed prices and demand for electro-deposited copper foil in the United States. For the current



year, this will recover to a profit of ¥6 billion, bolstered in particular by the effects of the restructuring of the electro-deposited copper foil business in Europe and the United States, combined with a recovery in demand, and also growth in sales of treated rolled-copper foil and ITO target material. Further ahead, increases in the prices of electro-deposited copper foil and further growth in sales of principal products will see income before special items reach ¥10.5 billion for the year to March 2007.

In the metal fabrication business, compared with ¥7.3 billion for the year to March 2004, we expect to see a rise to ¥9 billion for the current year and a further increase to ¥11 billion for the year to March 2007, primarily because of an increase in the proportion of high-performance materials.

(Please refer to page 10 for our perceptions of the business environment, basic strategies, and priority issues of each core business segment, on which the plan of the Group is based.)

With respect to the Company's financial position, the equity ratio was 12.6% at March 31, 2003 and 14.9% at March 31, 2004, and it is estimated that there will be a steady improvement in the ratio to 20% at March 31, 2007. The forecast for interest-bearing liabilities is for a decrease from ¥876.4 billion at March 31, 2003, and ¥754 billion at March 31, 2004, to ¥643 billion at March 31, 2007, representing an expected total reduction of approximately ¥230 billion over this four-year period. In consequence, there will be a substantial improvement in the debt-to-equity ratio, from 4.3 at March 31, 2003 and 3.2 at March 31, 2004, to 2.1 at March 31, 2007.

In addition, to enhance the Company's financial position, we will carefully screen and invest in projects considered indispensable for maintaining and enhancing the profitability of core businesses, and also invest in growth fields and take measures necessary for structural reform.

Figures in the plan are not adjusted to take into account the positive effects of the sale of treasury stock in August 2004.

3. Cash Flows and Reduction of Interest-Bearing Liabilities

(Billions of Yen)	Actual	Actual	Cumulative total amount	Total amount
Years ending March	2003	2004	2005~2007	2004~2007
1. Cash flows from operating activities	14.3	106.2	263.8	370.0
2. Cash flows from investing activities	(15.7)	4.5	(129.5)	(125.0)
Capital Expenditure, Investment & Advance	(48.9)	(40.6)	(182.4)	(223.0)
Investment & loan collections	21.1	36.3	46.7	83.0
Others	12.1	8.8	6.2	15.0
3. Cash flows from other activities	(6.7)	(2.8)	(22.2)	(25.0)
A. Free cash flow (1+2+3)	(8.1)	108.0	112.0	220.0
B. Reduction of cash and cash equivalents	18.9	5.1	24.9	30.0
C. Others	5.6	9.4	(26.0)	(16.6)
Reduction of interest-bearing liabilities (A+B+C)	16.4	122.4	111.0	233.4

4. Consolidated Balance Sheets

(Billions of Yen)	Actual	Actual	Actual	Plan	Difference
Years ending March	2002	2003	2004	2007	2002 to 2007
Total assets	1,695.9	1,628.7	1,572.5	1,525.0	(-) 170.9
Interest-bearing liabilities	892.8	876.4	754.0	643.0	(-) 249.8
Shareholders' equity	181.5	204.9	233.7	305.0	(+) 123.5
Equity ratio (%)	10.7	12.6	14.9	20.0	(○) 9.3
Shareholders' equity per share (¥)*	214	242	275	360	(○) 146
Debt-to-equity ratio	4.9	4.3	3.2	2.1	(○) 2.8

* These calculations were based on a total of approximately 848 million shares.

5. Capital Expenditure, Investment and Advance

(Billions of Yen)

	Actual	Cumulative total amount
Years ending March	2004	2005~2007
1. Maintenance and enhancement of profitability in existing businesses Sales enhancement through investment in service stations Response to sulfur content regulations Strengthening of competitiveness of oil refineries Systems investment Partial integration of smelting processes Other measures	15.5	77.0
2. Development of new businesses in growth-anticipated fields Increases in rolled copper foil production capacity Reinforcement of target materials production capacity Increase of high-value-added in electronic material products Investment in overseas copper and zinc projects Downstream metal business project in China (wire-rod business, etc.) Development of metal fabricating business in China Exploration of natural gas Other measures	4.0	40.0
3. Environmental maintenance and conservation investment, etc.	21.0	65.0
Total	40.5	182.0



Medium and Long-Term Goals

By implementing the improvement measures incorporated in the current medium-term management plan, and ensuring that the plan's targets are achieved, Nippon Mining Holdings will make significant progress along the path towards attaining these medium- to long-term goals.

1. Ratio of consolidated income before special items to net sales of 5%
   (income before special items of approx. ¥100 billion)
2. Consolidated equity ratio of 25%
   (shareholders' equity of approx. ¥380 billion)
3. Reduction of ¥300 billion in consolidated interest-bearing liabilities
   (compared to March 31, 2002)

In future group management, we will positively pursue innovation in management and business opportunities that lead to further growth, under the key concept of "strengthening cross-border collaboration." Nippon Mining Holdings aggregates the power of each core operating company, will not postpone key issues of the plan, and builds upon the accumulation of efforts toward improvement. Furthermore, the Company will maximize the Group's potential, including the synergistic effects generated by collaboration among the Group's various businesses.

The Group will also actively engage in thorough safety management and compliance, to fulfill its social responsibilities and generally contribute to the development of society. As a result of these efforts, the Group will raise its enterprise value and raise its social profile, aiming to achieve sustainable growth over the long term.

Business Environments, Basic Strategies and Key Issues for Core Businesses

Petroleum (Japan Energy Group)





Resources and Non-ferrous Metals (Nippon Mining & Metals Group)





Business Environments

Petroleum (Japan Energy Group)

- Steady reduction in refinery capacity (elimination of excess capacity)
- Strengthening of product-quality regulations (differentiation from imported goods)
- Overall decrease in demand for petroleum products
- Persistently severe competition at distribution stage
- Increase in environmental investment

Resources and Non-ferrous Metals (Nippon Mining & Metals Group)

- Copper demand is increasing worldwide, particularly in China, while domestic demand is declining
- Copper prices will remain high
- Copper concentrate purchasing conditions are currently deteriorating markedly, but because of high copper prices, they are expected to improve gradually

Basic Strategies

Petroleum (Japan Energy Group)

- To enhance cost competitiveness and profitability
  To secure a 15% share of all-industry profit against 10% sales share
- To address environmental issues

Resources and Non-ferrous Metals (Nippon Mining & Metals Group)

- Develop into one of the world's finest corporate groups in non-ferrous metals and resources
- Further increase in competitiveness of domestic operations
- Implementation of long-term growth strategy overseas
- Reform of core business through technology development

Key Issues

Petroleum (Japan Energy Group)

Refining

- Strengthening competitiveness by utilizing the individual characteristics of refineries
- After implementing sulfur-free investment, lowering refining costs to below ¥1,500/kl.
- Addressing environmental issues (CO_2 problems etc.)

Sales

- Strengthening and increasing competitive service stations
- Strengthening sales of middle-distillate products

Business development

- Study commercialization of new businesses (dispersed power sources, soil remediation)

Resource development

- Undertaking natural-gas development at Sanriku Oki, Iburi Oki (in northern Japan)

Resources and Non-ferrous Metals (Nippon Mining & Metals Group)

Issues to be addressed in the short term

- Utilizing Pan Pacific Copper Co., Ltd. – our joint venture with Mitsui Mining & Smelting Co., Ltd. – to deepen our relationships with both Mitsui Mining & Smelting and LG-Nikko Copper Inc.
- Further strengthening competitiveness of Saganoseki Smelter & Refinery and Hitachi Works
- Strengthening of recycling and environmental services including copper and precious metals
- Reducing inventories and fixed assets

Long-term growth strategy

- To continue to secure raw materials and investment returns through mine financing and investment
- To implement projects integrating hydro-metallurgical smelting and mining
- To develop SX-EW mines; practical application of hydro-metallurgical smelting and bio-mining technologies
- To develop business in Chinese market (increase in production of wire rods, etc.)

Electronic Materials
(Nikko Materials Group)





- Increase in IT-related demand (robust demand for PCs, mobile phones, digital home electronic appliances)
- Prices of key raw materials (copper, indium, platinum, etc.) remain high
- Optical communications market showing signs of recovery

- "First vendor" strategy
- To restructure the electro-deposited copper foil business
- Maintenance and expansion of capacity for growth products
- Promotion of research and development

Restructuring of electro-deposited copper foil business

- Taking steps to improve profit margin
- Increase profitability by increasing ratio of thin foils and production volume (Hitachi, Philippines)

Maintenance and expansion of growth products

- Treated rolled copper foils: Increase capacity to match demand and close collaboration with Nikko Metal Manufacturing
- Sputtering targets: Increase capacity, increase yields and develop next-generation targets

Nurturing of new businesses and R&D

- Strengthening compound semiconductor epitaxial wafers business
- Rapid commercialization of Gould®flex
- Promoting development of nanoplating

Metal Fabrication
(Nikko Metal Manufacturing Group)





- Steady growth of the IT industry (expansion of high-performance, high-precision materials)
- Growth of the Chinese market; shift of production bases to China (enhanced cost competitiveness)
- Mounting demands for small-volume, short-notice deliveries
- Increase in activity in formation of alliances within the industry and with other industries, and reorganizations

- To establish a compact and efficient structure focused on profit ratios
- Expansion of core products (high-performance, high-margin products)
- To develop businesses in the growing Chinese market
- Restructuring of precision products business and expansion of components manufacturing
- Strengthening coil center functions

Rolled metal business (Kurami Works)

- Expansion of core products (high-performance, high-margin products)
  Strengthening of foil business (introduction of rolling mill for wide copper foil)
  Strengthening of supply of materials for high-grade connectors (hi-performance series)
- Downsizing of operations by transfer of stainless business to China (Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd.)

Restructuring of precision products business, expansion of components business

- Fuji Electronics Co., Ltd.:
  Expansion of the press and goldplating business for automobiles and connectors
- Woojin Precision Industry Co., Ltd.:
  Establishment of magnesium alloy forming operations
- Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd.:
  Implementation of precision rolling and precision component manufacturing

Strengthening of "coil center" business

- Increase of production capacity at coil centers within Japan and overseas
- Differentiation through enhancing service for small-volume, short-notice deliveries


JOMO

Petroleum
(Japan Energy Group)

The Japan Energy Group is dedicated to the stable supply of energy, engaging in a comprehensive array of upstream and downstream activities, ranging across petroleum exploration and development, refining, and petroleum product sales. It is currently pursuing a bold program of reform, including measures to enhance the efficiency of refining and distribution and to strengthen marketing, so as to create a highly competitive structure.

The Japan Energy Group has been implementing a variety of structural reforms in the severe business environment such as price competition as a result of progressive deregulation. By such means as an alliance with Showa Shell Sekiyu K.K. in the fields of refining and logistics, and company-wide efforts to rationalize and enhance efficiency, it has been cutting costs and strengthening competitiveness. In addition, a major step was taken to address the problem of excess production capacity, when in June 2001 the operation of a crude distillation unit (CDU) of the Chita Oil Refinery (refining capacity of 100,000 barrels/day) was suspended.

Furthermore, to address global warming and other environmental problems, Japan Energy is taking active steps such as the development and production of environmentally friendly products, and gaining ISO14001 certification at its oil refineries and plants.

Petroleum Exploration and Development

The business of petroleum exploration and development is centered on Japan Energy Development Co., Ltd.

In Japan the stable extraction of natural gas, crude oil, iodine and other products is conducted at Japan Energy Development's Nakajo plant.

Evaluations are currently under way based on data derived from precision acoustic exploration implemented last year in the offshore Sanriku Oki natural gas mining area. Japan Energy Development is planning to drill for natural gas by the end of the current fiscal 2005. The company has also been commissioned to undertake operations at a test bore managed by the Japanese government in the offshore oil and gas field southwest of Sado Island. The required drilling operations were conducted from January to May 2004.

Overseas, crude oil exploration projects are under way in the Middle East, China and Oceania. In April 2004, the Japan Energy Group acquired all the shares of NMC Pearl River Mouth Oil Development Co., Ltd. held by the Japan National Oil Corporation, raising the Group's shareholding from 50% to 100%.

Principal overseas projects

Project (company) name	Date established	Location	Investment ratio
Abu Dhabi Oil Co., Ltd.	Jan. 1968	Offshore, Abu Dhabi	25.57%
United Petroleum Development Co., Ltd.	Nov. 1970	Offshore, Abu Dhabi/Qatar border	35.00%
NMC Pearl River Mouth Oil Development Co., Ltd.	Dec. 1985	Offshore, Pearl River Delta, China	100.00%
Southern Highlands Petroleum Co., Ltd.	Oct. 1990	Onshore, Papua New Guinea	30.00%

* (As of July 31, 2004)


Survey ship


Development of the offshore oil and gas field southwest of Sado Island


Abu Dhabi Oil's production base on Mubarraz Island

Supply Sector

Japan Energy strives constantly to enhance efficiency and reduce costs in order to assure the highest level of competitiveness in the industry. Japan Energy has formed a business tie-up with Showa Shell Sekiyu K.K. in the fields of refining and logistics and carried out more integrated operations with its subsidiary Kashima Oil.

Production bases are the Mizushima Oil Refinery (Okayama Prefecture), the Chita Oil Refinery (Aichi Prefecture) and the Kashima Oil Refinery (Ibaraki Prefecture) of Kashima Oil. The refineries are operated in a manner that emphasizes both safety and environmental friendliness, and that aims to assure maximum efficiency and competitiveness by taking maximum advantage of the particular strengths of each refinery.

A feature of the Mizushima Oil Refinery is its high proportion of secondary treatment units. Since petroleum products are produced from crude oil through a continuous process, the Mizushima Oil Refinery is equipped with facilities that enable increased production of high value-added products instead of C heavy oil, for which demand is anticipated to decline.

Since mothballing its CDU, the Chita Oil Refinery has directed its operations to the production of high-value-added petrochemical products, in particular paraxyrene and cyclohexane. The petrochemical products produced at the Chita Oil Refinery, which are used as raw materials for products such as textiles and resins, are expected to attract increasingly strong demand in various markets, particularly China.


Mizushima Oil Refinery
Crude oil refinery:
200,200 barrels/day
Kashima Oil Co., Ltd.
Kashima Oil Refinery
Crude oil refinery:
190,000 barrels/day
Chita Oil Refinery
(June 2001, mothballed CDU
[100,000 barrels/day])

TOPICS

Increasing cyclohexane production capacity

To meet the increase in demand for cyclohexane, production capacity for cyclohexane has been increased at the Chita Oil Refinery. Cyclohexane is used primarily to make intermediate products such as caprolactam and adipic acid, which are key intermediates widely used in the production of nylon. This expansion has increased production capacity to 220,000 tons annually, the largest capacity in Asia.


The Mizushima Oil Refinery (Okayama Prefecture)

The Kashima Oil Refinery is an integrated refinery producing an array of products ranging from petroleum products such as gasoline and naphtha to petrochemicals such as paraxylene. At present, the refinery is managed in a unified manner with Japan Energy's refineries, enabling the Group to achieve high efficiency and optimum production. As the core refinery of an industrial complex, the Kashima Oil Refinery has in recent years been involved in operations in the Industrial Complex Renaissance Project — which is aimed at strengthening competitiveness — engaging in the mutual supply of secondary products with chemicals companies.

The Mizushima Oil Refinery and the Kashima Oil Refinery have been taking steps to address environmental problems by equipping themselves with facilities to start shipments in 2005 of sulfur-free gasoline and gas oil with a sulfur content of 10ppm or less. In addition, through the kind of business activities that have enabled it to gain ISO 14001 certification for its refineries and plants, Japan Energy devotes considerable effort in the cause of environmental conservation, including energy-saving measures and steps to prevent atmospheric and water pollution.


JOMO

The Chita Oil Refinery (Aichi Prefecture)





TOPICS

Reduction of logistics expenses through the sharing of oil storage facilities

Japan Energy Corporation and Idemitsu Kosan Co., Ltd. have reached an agreement on the mutual use of their oil storage facilities, scheduled to commence operation on October 1, 2004. The purpose of the arrangement is to reduce logistics expenses for oil products.

Idemitsu Kosan Co., Ltd. will cease operation of its Onahama oil storage facility, and use that belonging to Japan Energy, also at Onahama.

Japan Energy will cease operation of its Shiogama and Fukuoka oil storage facilities, and use those belonging to Idemitsu Kosan Co., Ltd., also at Shiogama and Fukuoka.

The two companies will continue to study additional sharing of oil storage facilities for the purpose of making further reductions in logistics expenses.

Retail Marketing

Japan Energy is dedicated to supplying products and services that assure customer satisfaction through its JOMO service stations throughout Japan. Each JOMO station constitutes an integrated center for the provision of vehicle-related products and services, and Japan Energy is continuing to strengthen its sales network and to implement measures to enhance its cost competitiveness and marketing strength.

Since 1994, Japan Energy has been implementing its TACS (top-of-area to customers' satisfaction) program as a sales-promotion measure. Under this, Japan Energy has been seeking to ensure customer satisfaction by improving the standard of customer care and the cleanliness of stations, and has been promoting measures to boost earnings in the field of vehicle maintenance, such as car washing. Also, targets for the break-even point of service stations have been fixed. In ways such as these, Japan Energy is striving to create stations that are sure to survive and thrive, and at the same time build a competitive sales network. For the TACS program for fiscal 2005, "Value Style" outlets were introduced for the purposes of creating stations that win customer loyalty, and the program also included proposals for personnel-development programs to enhance methods used for staff training.

Japan Energy is also responding vigorously to the strong preference among customers for self-service stations. As of the end of March 2004, the number of JOMO self-service stations had increased to 385.


self

Self-service station

Value Style outlet

Number of all JOMO service stations


Company-owned
Independent
6,000
5,000
4,000
3,000
2,000
1,000
0
00
01
02
03
04
For the years ended March 31,

Number of JOMO self-service stations


Company-owned
Independent
500
400
300
200
100
0
00
01
02
03
04
For the years ended March 31,

Company-owned = Service stations owned by Japan Energy

At JOMO stations the staff put themselves in the customer's place when providing services. In addition, Japan Energy regularly conducts customer-satisfaction surveys, making active use of the data gathered in the surveys to boost service levels.

As part of its efforts to enhance profitability, Japan Energy is taking steps to boost the competitiveness of sales subsidiaries (JOMO Net) and to increase the proportion of product sales accounted for by JOMO Net companies.

Other steps taken to enhance marketing strength have been the issuance of the "JOMO Card Plus" in collaboration with Toyota Finance Corporation, and the upgrading of the "Value Car Inspection" program for the conduct of car inspections at JOMO service stations. These initiatives are aimed both at augmenting the customer base and reinforcing the JOMO station network, thereby enhancing marketing strength still further.



TOPICS

Development of lubricating oil business in China



Plant of SHANXI JAPAN ENERGY LUBRICANTS CO., LTD.

Demand for lubricating oil in China is currently 4 million kiloliters annually (Japan Energy estimate), and this is expected to increase robustly, accompanied by growth in demand for high-grade lubricating oils. In the Chinese market, the production and sale of lubricating oils is conducted by the local subsidiary Shanxi Japan Energy Lubricants Co., Ltd. (Yangquan Municipality, Shanxi Province).

In order to strengthen sales capability for oil products including lubricating oil, it has established a local subsidiary, Japan Energy (Shanghai) Trading Co., Ltd., which commenced operations on June 1, 2004 in some major cities, notably Beijing, Shanghai and Guangzhou.



Resources and Non-ferrous Metals
(Nippon Mining & Metals Group)

The Nippon Mining & Metals Group engages in an integrated range of business activities that extends from the development and extraction of non-ferrous metal resources through participation in promising projects overseas, to the production and sale of copper, its mainstay products, zinc, precious metals, and rare metals, and to the recycling of non-ferrous metals and the detoxification of industrial waste through the use of mining and smelting technologies.

The Nippon Mining & Metals Group continues to direct itself towards being an international leader based on its core non-ferrous metals business, guided by a forward-looking management strategy.

In the copper smelting and refining business, the key factors for establishing a strong foundation for its business and raising its earnings level are "Building a consortium with strong competitiveness," "Securing excellent mining interests," and "Pace-setting high technological resources." To achieve those goals, the Nippon Mining & Metals Group is actively addressing a number of areas, including the formation of alliances with leading companies within Japan and overseas, such as Mitsui Mining & Smelting Co., Ltd. and LG-Nikko Copper Inc., active participation in promising resource-development projects, the expansion of business in the growing Chinese market, and the rapid development of next-generation hydro-metallurgical smelting technologies.

In the field of recycling and environmental services, the Nippon Mining & Metals Group, led by Nikko Environmental Services Co., Ltd., addresses the protection of the Earth's environment and resource recycling through operations such as resource-recycling and detoxification treatment of industrial wastes.

The Nippon Mining & Metals Group is dedicated to the ongoing development of these business activities. Under the principal management theme of "Resource Productivity Reform," the Nippon Mining & Metals Group will continue its pursuit of technological rationality and efficiency, ensuring increasingly effective use of valuable metal resources.

Resource Development Business

For the Nippon Mining & Metals Group, to maintain international competitiveness in the metal smelting and refining business, it is of the utmost importance to secure stable, long-term supplies of high-quality resources. Accordingly, the Nippon Mining & Metals Group has been an active participant in excellent resource-development projects overseas from their development stages, principally in Chile and Australia.

Principal Resource Development Projects

The objective of the Nippon Mining & Metals Group's financing and investment in excellent mines is not only to secure stable supplies of metal smelting and refining materials, but also to secure a return on the investments made in resource development.

Investments in copper mines include those in the Escondida Mine, the world's largest open-pit copper mine, which began production in December 1990, as well as the Collahuasi and Los Pelambres mines. Operations at all three mines have gone well, and each has been generating strong earnings. The Los Pelambres Mine is notable in having generated very strong earnings since immediately after the start of mining operations, producing the requisite return on investment. Nippon Mining & Metals has an agreement with Cadia Holdings Pty. Ltd. with respect to long-term financing and offtake gold-rich copper concentrates of the Ridgeway Mine. In addition, in March 2004, another long-term purchasing agreement was concluded with Philex Mining Corporation, a major gold and copper producer

Domestic Mines & Foreign Investment and Advance


Toyoha Mine
Kasuga Mine
Padcal Mine
McArthur River Mine
Cadia Hill/Ridgeway Mine
Collahuasi Mine
Escondida Mine
Los Pelambres Mine
Own
Investment
Financing


McArthur River Mine (Australia)

Los Pelambres Mine (Chile)




Escondida Mine (Chile)

in the Republic of the Philippines, for financing the development of the Padcal Mine to procure gold-rich copper concentrates. At present, the Nippon Mining & Metals Group procures 70% of its required quantity of copper raw materials from mines to which it provides investment funds or financing.

As for zinc and lead mines, the Nippon Mining & Metals Group secures a stable supply of the raw materials derived from the Toyoha Mine (100% subsidiary of Nippon Mining & Metals), Japan's only zinc and lead mine, and the McArthur River Mine in Australia, one of the world's largest zinc and lead mines, in which Nippon Mining & Metals has investments.



Toyoha Mine (Hokkaido)

Metal Business (Copper, Zinc, and Other Businesses)

Maximizing the effects of business alliances

In October 2000, through an alliance between Nippon Mining & Metals and Mitsui Mining & Smelting Co., Ltd., Pan Pacific Copper Co., Ltd. was jointly established. The joint venture has established an integrated system from purchasing and procurement of copper concentrates, through smelting to marketing, entrusting smelting work to its parent companies. Additionally, there is a comprehensive business alliance between the LG-Nikko Copper Inc., which was jointly established by Japan Korea Joint Smelting Co., Ltd., of which principal shareholders are the Nippon Mining & Metals and Mitsui Mining & Smelting Co., Ltd., and the South Korean LG Group.

Through these business alliances, the Nippon Mining & Metals Group is seeking to build a world-class alliance of copper producers in terms of both quality and quantity, and to maximize the effects of the collaboration.



Saganoseki Smelter & Refinery (Oita Prefecture)



Onsan Smelter & Refinery (South Korea)
Operated by LG-Nikko Copper Inc.

Copper-smelting business with high technological capabilities and cost-competitiveness

The current capacity of Nippon Mining & Metals for copper smelting production is 470,000 tons per year (Saganoseki Smelter & Refinery), and its capacity for refined copper production is 450,000 tons per year (Saganoseki Smelter & Refinery and Hitachi Works). In addition, LG-Nikko Copper Inc., South Korea's only copper-smelting company, has a capacity for refined copper production of 510,000 tons per year. These smelting and refining costs are among the lowest in the world.

The Nippon Mining & Metals Group has also introduced the permanent cathode method (ISA Process) into the copper refining process at its Hitachi Works, enabling it to assure stable production of high-quality refined copper. The precious and rare metals contained in copper concentrate are recovered and made into ingots at the Saganoseki Smelter & Refinery through the use of dedicated recovery equipment incorporating a hydro-metallurgical process — the first equipment of its kind in Japan.

An immediate objective is to further enhance productivity and to strengthen product quality and competitiveness at the Saganoseki Smelter & Refinery. To that end, engineering work is being undertaken to concentrate and integrate plant and equipment in converter, anode furnace, casting-equipment, and sulfuric acid processes. The work is scheduled for completion in March 2005.



Anode furnace and anode casting wheels



Refined copper
(By the permanent cathode method)

Zinc

The zinc production is carried out under a contract by Akita Zinc Co., Ltd. and Hachinohe Smelting Co., Ltd., both affiliates of Nippon Mining & Metals, with an efficient production system. Kurobe Nikko Galva Co., Ltd. undertakes the related hot-dip galvanizing.

Rankings of World's Leading Makers of Refined Copper

(Thousands of Tons)

Company	Production volume per annum
1. Codelco	1,425
2. PPC/LG-Nikko Copper	1,083
3. Phelps Dodge	942
4. Grupo Mexico	605
5. Norddeutsche Affinerie	541

Source: Brook Hunt Copper Metal Service 4th Quarter 2003



Hydro-metallurgical plant for recovery of precious and rare metals



Gold ingots and shot

Recycling and Environmental Services

The Nippon Mining & Metals Group's recycling and environmental services business is conducted by 6 operation plants and 3 bases for marketing and raw material consolidation.

The Saganoseki Smelter & Refinery processes approximately 80,000 tons of recycled materials annually, positioning it among the largest centers for the recycling of copper and precious metals in the Asian region.

Nikko Environmental Services Co., Ltd. has a rotary incinerator for the total incineration and detoxification of industrial wastes, including waste oil, waste fluids, and various types of sludge, and a recycling furnace for the combined detoxification and recycling of resources. The combination of these two facilities creates a processing system that totally eliminates harmful emissions.

Tomakomai Chemical Co., Ltd. uses equipment that includes a 50-meter-long rotary kiln to treat a wide variety of wastes ranging from common industrial wastes to industrial wastes subject to special controls. It also undertakes resource recycling with equipment for the pretreatment of scrap containing copper and precious metals for smelting.

Nikko Mikkaichi Recycle Co., Ltd. utilizes a gasification melting furnace for the incineration and melting of shredder dust, waste liquids, and other industrial wastes, subjecting them to detoxification processing.

Nikko Tsuruga Recycle Co. Ltd. incinerates and detoxifies industrial wastes such as wasteliquids and sludge by using a fluidized bed roaster, and also neutralizes liquid industrial wastes. Its stationary furnace is also used for the pretreatment of scrap containing copper and precious metals for smelting.

Kamine Clean Service Co., Ltd. is entrusted with the operation of a general waste treatment facility for Hitachi City.

Network of Recycling and Environmental Services


Tomakomai Chemical
Nikko Mikkaichi Recycle
Nikko Tsuruga Recycle
NMM Kyushu Office
Nikko Environmental Service
Kamine Clean Service
NMM Nagoya Office
NMM Osaka Office
NMM Saganoseki Smelter & Refinery

Stationary furnace at Nikko Tsuruga Recycle Co., Ltd. (Fukui Prefecture)





The rotary incinerator at Nikko Environmental Services Co., Ltd. (Ibaraki Prefecture)



Gasfication melting facility at Nikko Mikkaichi Co., Ltd. (Toyama Prefecture)

Technology Development

In its metal smelting and refining business and recycling and environmental services the Nippon Mining & Metals Group has been devoting itself actively to the development of next-generation technologies, achieving pioneering advances in developing creative products and technologies.

Development of new smelting technologies

The Nippon Mining & Metals Group is continuing to make progress in technology development for copper-smelting technologies using hydro-metallurgical processes. These are more environmentally friendly and efficient than traditional pyro-metallurgy smelting, in part because they consume less energy and do not emit sulfur oxide. One example is the development of a hydro-metallurgical process for primary copper sulfide ores based on leaching technology (Intec Copper Process) being pursued jointly with Mitsui Mining & Smelting Co., Ltd. With government and academic cooperation, basic tests for the recovery of valuable metals have been completed, and trials of a pilot plant are under way.



Development of copper-recovery technologies using bioleaching technology



The Nippon Mining & Metals Group has established BioSigma S.A. jointly with Codelco S.A., the Chilean national copper company, to conduct research and development on the application of biotechnologies to mining and smelting. The aim of this project, which is receiving the support of the government of the Republic of Chile, is to use microorganisms to leach copper ores from which it is ordinarily difficult to leach copper. It is expected that the project will enable low-grade copper ores, which were formerly discarded, to be used as resources in the future, and for mining technologies (In-place leaching) to be used for the leaching and recovery of copper from primary copper sulfide ores in the ground, without the extraction and dressing of the ores.



Electronic Materials
(Nikko Materials Group)

The Electronic Materials Group manufactures and markets an array of electronic materials using advanced fabrication technologies related to non-ferrous metals. The Nikko Materials Group employs a "first vendor strategy" and supplies electronic materials that are essential for electronics industries around the world. It boasts one of the leading global market shares for these products.

Electronic materials produced by the Nikko Materials Group can be broadly divided into three groups: copper foils, sputtering targets and compound semiconductor materials. The Nikko Materials Group enjoys the largest or second-largest global market share for many of the products. The Nikko Materials Group's products are clearly contributing to the development of the world's electronics industries.

The Nikko Materials Group actively uses innovative technologies, including nanotechnology, and consistently takes up new development themes so that it can create next-generation products. In doing so, it calls on technologies accumulated over the years, such as the high purification technique and the control technology for material structures.

The Nikko Materials Group will respond rapidly to increasingly diversified market needs and will strive to be the most reliable vendor for customers by building a worldwide network of marketing and services.

Products of the Nikko Materials Group, and their applications



Main end-use applications
Personal computers/Mobile terminals/ Digital consumer electronics
Personal computers
Mobile phones
TV Displays
Optical medias CD, DVD
Telecommunications infrastructure
Products
Primary application
Copper foils
Electro-deposited copper foil
Treated rolled copper foil
Printed circuit boards
Sputtering targets
for semiconductors
CPUs, memory chips
for FPDs
Transparent electrodes
for magnetic films
Hard disk drives
for optical disks
Compound semiconductor materials
InP, InP epitaxial
Devices for optical communications
GaAs epitaxial
High-speed ICs



Nikko Materials Europe
JADA Electronics Shanghai Rep.
Suzhou Nikko Materials
JADA Electronics
Nikko Materials Hong Kong
Nikko Materials Singapore
Nikko Materials Taiwan
Nikko Materials Philippines
Nikko Materials USA (Eastlake, OH)
Nikko Materials USA (Chandler, AZ)
Nikko Materials Group
chinoseki Foil Manufacturing
Nikko Materials Toda Plant
Nikko Materials, Osaka Sales Office
Nikko Materials Isohara Plant
Nikko Materials GNF Plant
Nikko Materials, Head Office
Nikko Metal Plating, Head Office
Nikko Metal Plating, Takatsuki Plant

Copper Foils

Copper foils are incorporated in printed circuit boards used in computers and electronic equipment such as cell phones. The Nikko Materials Group produces two categories of copper foils: electro-deposited copper foil and treated rolled copper foil. Electro-deposited copper foil is used for rigid printed circuit boards, while treated rolled copper foil is used for flexible printed circuit boards.


Rigid printed circuit boards

Electro-Deposited Copper Foil

The Nikko Materials Group is the leading manufacturer of electro-deposited copper foil, with a global market share of about 15%. One strength is the high quality of its thin foil products, which can be adapted to user needs for higher density or finer patterning of printed circuit boards. With production bases in Japan, the Philippines, Germany and the United States, the Nikko Materials Group is capable of supplying products worldwide.

The Nikko Materials Group is now restructuring its businesses and taking a number of measures to improve profitability. In the United States, the Nikko Materials Group is stepping up the rationalization of its production system by consolidating plants and promoting collaboration with other production facilities within the Nikko Materials Group. In September 2003, the Nikko Materials Group integrated the electronic-deposited copper foil business of Gould Electronics, Inc. with Nikko Materials USA, Inc.

Suzhou Nikko Material Co., Ltd., established in January 2003, began manufacturing and selling copper foil sheets in October 2003. The Nikko Materials Group will strive to achieve further development in China, where larger demand is expected in the years ahead.

Treated Rolled Copper Foil

Treated rolled copper foil is used in flexible printed circuit boards. Flexible printed circuit boards consist of circuits on copper clad laminate made from a combination of insulation films, such as polyimide films, and treated rolled copper foils.

The main features of flexible printed circuit boards are their bendability and flexibility, unlike rigid printed circuit boards, which are the mainstay products for printed circuit boards. Flexible printed circuit boards are used in the hinge connection parts of clamshell-type (folding) cell phones, the main boards of cellular phones, digital cameras, hard disk drives and other products, and their importance has been rising considerably as electronic devices become lighter, thinner, shorter and smaller.

Treated rolled copper foil is produced by rolling the copper ingots and treating the surface of wrought copper foil. The Nippon Mining & Metals Group produces copper ingots, the Kurami Works of Nikko Metal Manufacturing manufactures wrought copper foil, and the Nikko Materials Group carries out the surface treatment. As such, treated rolled copper foils are manufactured using an integrated system within the Nippon Mining Holdings Group, which is a distinctive feature not found elsewhere in this industry.

The Nikko Materials Group supplies about 70% of world demand, giving it an overwhelming share of the global market. This market is expected to grow in the future. Responding to


Electro-deposited copper foil

the increasing demand, the Nikko Materials Group bolstered production capacity in 2003 by converting the production line for electro-deposited copper foils of Nikko Materials Philippines, Inc. to a line for treated rolled copper foils. In addition, in May 2004, GNF Works (Ibaraki Prefecture) activated a new line and boosted total production capacity from approximately 2.5 million meters/month to about 5 million meters/month.

Treated Rolled Copper Foil Production System


Ingot casting
Saganoseki Works of
Japan Copper Casting
Wrought copper foil
Kurami Works of Nikko Metal Manufacturing
Treated rolled copper foil
Nikko Materials GNF Plant
Nikko Materials Philippines
Slit into products

Applications of Treated Rolled Copper foil as FPCs


Hard disk drive


Hinge connection of cellular phone

Sputtering Targets

Sputtering targets are thin-film forming materials used in semiconductors, flat panel displays such as liquid crystal panels, storage components, and optical disks.

In recent years, great advances have been made in thin-film forming technology, contributing to dramatic progress in manufacturing electronic products. Sputtering targets are employed in thin-film forming technology. In sputtering technology, ionized argon atoms sputter onto the surface of a thin-film forming material, and atoms of the material, in turn, are dislodged by the impact, which results in the formation of a thin film on the substrate. The thin-film forming material used in this process is a sputtering target.

The Nikko Materials Group holds a leading share in sputtering target markets around the world.

Isohara Plant (Ibaraki Prefecture)



The Sputtering Method


Cooling plate
(backing plate)
Electric power supply
Target material
(sputtering target)
Thin-film
Argon
ions
Argon
gas
Substrate
Atoms of target material
Exhaust
Emission of plasma
electric discharge
Substrate holder

Semiconductor Targets

Given rapid advances in the scale of integration and increasing speed of devices in recent years, semiconductor targets require increasingly strict quality and other characteristics. The Nikko Materials Group provides a wide variety of targets, including copper, tantalum, titanium, molybdenum, tungsten, cobalt and other targets used in semiconductor circuit elements and electronic wiring. The Nikko Materials Group commands the world's leading share of about 40% in this segment.


Cross-section view of IC
Wiring materials (copper)
Silicon dioxide film
0.13 micrometers
Polycrystalline silicon
Barrier material (tantalum)
Silicon single crystal substrate


Copper target for semiconductor

ITO Targets (for Flat Panel Displays)

The Nikko Materials Group produces ITO (Indium tin oxide) targets, sputtering target materials for LCDs, plasma display Panels (PDPs), electroluminescence displays (ELDs), and other products.

In recent years, the demand for ITO targets has been growing significantly, thanks to the expanding markets for LCDs for personal computers and the practical application of wall-hanging TVs. The market for touch panels has also been growing, taking advantage of the transparent conductivity of ITO targets.

The Nikko Materials Group supplies about 50% of the global ITO target market and is striving to step up its production capacity from the present approximately 15 tons/month to approximately 30 tons/month by March 2005, to respond to anticipated growth in demand.

The recent trend towards larger and finer panel displays demands strict quality management. Thanks to our excellent know-how, including molding and sintering technologies, we have successfully met customers' requirements.


ITO target


Structure of LCD
Light
Polarizer
Signal Voltage
Glass Substrate
Glass Filter
Liquid Crystal
(ITO)
TFT
Glass Filter
Polarizer
Energized
Off state

Other Targets

The Nikko Materials Group also manufactures other products, such as sputtering targets for magnetic recording media, including hard disks, and sputtering targets for phase change optical discs, such as CDs and DVDs.



Magnetic target



Optical disc-use

Compound Semiconductor Materials (InP Single-crystal wafer)

Compound semiconductor materials are semiconductors that consist of two or more elements. Unlike single element semiconductors, they feature excellent optical and electrical characteristics, so they are used in special-function devices. The Nikko Materials Group has established integrated supply systems to provide high-purity metals, which are raw materials for semiconductors, single crystal wafers, and epitaxial wafers.

Indium-phosphorous (InP) semiconductors, a kind of compound semiconductor, are incorporated in optical transceivers used in optical-fiber communication networks. As optical communications, including Fiber-to-the-Home (FTTH), enter markets in the future, explosive growth is anticipated for indium-phosphorus.



InP Single-crystal wafers

Technology Development



Gould®flex

Gould® flex

With the rapidly decreasing size and increasing density of electronics equipments, along with the growing integration of LSIs, market demands for copper foil products have become more sophisticated. The Nikko Materials Group remains committed to adding more value to its products, through close cooperation with customers.

Developed by the Nikko Materials Group, Gould®flex is a special copper foil used for chip-on-film mounting. Gould®flex is used in the periphery of LCDs, and demand is expected to grow with the expansion of the LCD market.

The Nikko Materials Group is also developing products and technologies for next-generation electronic materials, such as plating (nano plating) materials responsive to the miniaturization of circuits.



Metal Fabrication
(Nikko Metal Manufacturing Group)

Nikko Metal Manufacturing Co., Ltd. took over the metal fabrication and precision processing businesses from Nippon Mining & Metals Co., Ltd. in October 2003.

In an increasingly global electronics market, Nikko Metal Manufacturing Co., Ltd. will strive to leverage its advanced technology to be a manufacturer of materials for electronic products that contributes to 21st century society.

As demand for high-performance and high-precision metal products rapidly expands, driven by the solid development of IT sectors, the Nikko Metal Manufacturing Group is promoting a strategic specialization in high quality and high value-added products. Particularly at its Kurami Works, the Nikko Metal Manufacturing Group is taking action to bolster its foil business, which enjoys an enviable reputation in the global market. It is also focusing on materials for high-end connectors, to increase the production of high-performance products.

In addition, responding to expanding demand in the growing East Asian market, particularly in China, the Nikko Metal Manufacturing Group is developing manufacturing and sales systems that will enable it to operate on a global scale.

The Nikko Metal Manufacturing Group will strive to be a manufacturer of materials for electronic products that contributes to 21st century society as the globalization of electronics information technology progresses.

Metal Fabrication Business

Strategic specialization in high-quality and high value-added products

The Nikko Metal Manufacturing Group has consistently focused product development and technological advancement to meet future market needs for its metal fabrication business. Currently, in response to demand for smaller and high-performance electronic components, the Nikko Metal Manufacturing Group is striving to shift to thin products (foils) and other high-performance products. In particular, it holds the leading global market share for the wrought copper foil used in flexible printed circuit for cell phones, an achievement that reflects its highly valued features. The Nikko Metal Manufacturing Group also holds the leading share in the domestic market for phosphor bronze used in electronic connectors.

The Nikko Metal Manufacturing Group is endeavoring to develop new products based on its sub-micron metallurgy. The Nikko Metal Manufacturing Group's "High-Performance Series," which boasts greatly enhanced material characteristics (strength and bend formability) maintaining the same chemical composition as conventional products, has earned high marks in the market.

With respect to production capacity of rolled foil, the Nikko Metal Manufacturing Group introduced a new rolling mill to the Kurami Works and increased the capacity in the first half of 2004.

Main Products		Principal Uses
[Wrought copper and copper alloy products]	Phosphor bronze*	Connectors, switch contacts and springs for electronic components, etc.
	Corson alloy	Semiconductor lead frames and connectors
	Titanium copper*	High-class connectors
	Nickel silver	Quartz oscillator casings and springs for electronic components
	Brass	Terminals and connectors
[Special steel products]	Stainless steel*	Electron guns for CRTs and springs for electronic components
	High-nickel alloy	CRT shadow masks and parts for electron guns
[Wrought foil products]	Copper foil	Flexible printed-circuit boards
	Copper alloy foil	Flexible printed-circuit boards
		Hard disk drive suspensions
	Stainless steel foil	Mobile phone switches
		LCD backlight reflectors
	High-nickel alloy foil	Organic EL metal masks
	Nickel foil	Sensor parts
	Titanium foil	Corrosion resistance parts
[Plating products]	Gold plating	High-class connectors
[Press products]	Stainless, wrought copper products	CRT electron guns and automotive connectors

Products marked with * are "High-Performance Series" with improved functionality.



Wrought copper foil for flexible printed circuits (FPCs)



6-steps precision rolling mill

Responding to rapid growth in East Asia

The Nikko Metal Manufacturing Group is endeavoring to develop business in the East Asian countries, where many current and potential users are located. As part of this effort, the Nikko Metal Manufacturing has established a collaborative relationship with Poongsan Corporation, South Korea's largest manufacturer of wrought copper products, in brass strip manufacturing. The Nikko Metal Manufacturing Group also operates Poongsan-Nikko Tin Plating Co., Ltd., founded jointly with Poongsan Corporation to manufacture tin plated copper strips and other products.

The Nikko Metal Manufacturing Group has also bolstered the production capacity of the Kawasaki Works of Nikko Coil Center Co., Ltd. to satisfy client demand for smaller lots and shorter delivery times. In addition, the Nikko Metal Manufacturing Group introduced a new slitter to Nippon Mining Taiwan Co., Ltd. and Nippon Mining Shanghai, Co., Ltd., both of which have coil center functions for overseas customers, to increase coil slitting capacity in response to rising demand for fabricated metal products in East Asia.



Nikko Metal Manufacturing Group
Collaboration
Nikko Metal Manufacturing
[Kurami/Kawasaki]
· Fabrication of wrought copper products
· Precision rolling of special steel products
Poongsan
[South Korea]
OEM Manufacturing of brass strips
Capital Participation
Capital Participation
Capital Participation
Poongsan-Nikko Tin Plating
[South Korea]
Tin plating of strips
Nikko Shoji
[Tokyo/Kurami]
Marketing of products, purchasing of raw materials
Precision processing companies
Fuji Electronics
[Hitachi/Isohara]
Gold plating, pressing of electron gun parts
Fuji Electronics Dongguan
[China]
Assembly of electron gun
Woojin Precision Industry
[South Korea]
Pressing of electron gun parts, molding of magnesium alloy
Nippon Precision Technology (Malaysia)
Pressing of electron gun parts
Coil centers
Japan
Nikko Coil Center
[Kurami/Kawasaki]
Delivery, Slitting
Overseas
Nippon Mining Singapore
Nippon Mining Taiwan
Nippon Mining Shanghai
Slitting, delivery, import/export operation


Phosphor bronze and stainless steel


Phosphor bronze for high-quality connectors


Stainless steel for dome switches

Principal production/sales bases of the Nikko Metal Manufacturing group


6 Woojin Precision Industry
7 Nikko Woojin Precision Processing (Suzhou)
5 Fuji Electronics Dongguan
9 Nippon Precision Technology (Malaysia)
10 Nippon Mining Singapore
3 Fuji Electronics
Nikko Shoji
1 Nikko Metal Manufacturing
2 Nikko Coil Center
4 Poongsan-Nikko Tin Plating
8 Nippon Mining Shanghai
11 Nippon Mining Taiwan


1
2
3
4
5
6
7
8
9
10
11

Precision Processing Business

Focusing on the manufacture and sale of precision electronic parts

The Nikko Metal Manufacturing Group has constructed an integrated manufacturing and sales system. Precision rolling of stainless steel is conducted at the Kurami Works, and then domestic and overseas group companies conduct precision pressing and assembly of precision electronic components.

With electronics equipment manufacturing increasingly shifting to other countries on the East Asian mainlands, the Nikko Metal Manufacturing Group established Nikko Woojin Precision Processing (Suzhou) Co., Ltd. in Suzhou, China in December 2003, a joint venture conducting precision rolling and precision press of stainless steel. This new company will enable us to provide more advanced services in the East Asian region, especially China, home to many current and potential users. The production of CRT electronic guns manufactured by other companies within the Nikko Metal Manufacturing Group will be integrated into the new company.

The Nikko Metal Manufacturing Group is also striving to expand its operations in plating for automobiles and press for connectors at Fuji Electronics Co., Ltd. and to establish a magnesium alloy molding business at Woojin Precision Industry Co., Ltd. in South Korea, to further expand and develop its precision processing businesses.





Electron gun parts



High-precision gold-plated strips for connectors

Technology Development

Development of environmental-friendly, high-performance and recycling-efficient products

Taking advantage of the high conductivity of copper, the Nikko Metal Manufacturing Group has been developing high-performance copper alloy with high strength and better formability. Through these efforts, the Nikko Metal Manufacturing Group tries to supply environmental-friendly products with high recycling efficiency to help conserve resources.

Wrought copper foil and phosphor bronze are also contributing to downsizing and saving of resources, in their role as materials for electronic components, where they help meet demands for thinner and high-performance products.

Nikko Metal Manufacturing applied its own priority sub-micron metallurgy technology to the development of titanium copper products that exhibit high strength and bendability.

Stainless steel foils boasts high strength and durability and are used for the metal dome switches of cell phones. They help make cell phones lighter and contribute to a longer operating life.

Tin reflow plated copper alloy strip is environmental-friendly, and is being used in the electronic components industry as a lead-free alternative. It is increasingly being used as a substitute for lead soldering for electronic components.



High-performance alloys
(Phosphor bronze, titanium copper, stainless steel)
The performance of existing products is improved by controlling the fabrication process precisely. These products have high recycling efficiency because they do not contain special additives.

Sub-micron metallurgy (ultra-microscopic particle technology)

Nikko Metal Manufacturing Co., Ltd. is developing the next generation high-performance metal materials, using state-of-the-art technologies, including those for the miniaturization of crystal grains on the sub-micron (less than one micrometer) scale, to meet user needs for thinner products (foils) and higher-performance metal materials.


1μm

Sub-micron structure of copper alloy


Development of a high-performance copper alloy based on sub-micron metallurgy
Creation of microscopic crystal grains
High-performance copper alloy
Controlling the development of grains
Controlling the grain boundary structure



Other
(Independent Operating and Functional Support Companies)

While engaging in such core business areas as petroleum, resources & non-ferrous metals, electronic materials and metal fabrication, the Nippon Mining Holdings Group also has independent operating companies conducting such businesses as information services and land transportation, as well as functional support companies handling common administrative activities for the Nippon Mining Holdings Group.

Independent Operating Companies

Each independent operating company will endeavor to enhance its business base, profitability and corporate value.

Central Computer Services Co., Ltd. (information services) provides a wide range of IT solutions to customers inside and outside the Nippon Mining Holdings Group. Maruwn Corporation which engages in the land transportation business, is endeavoring to upgrade its services as a comprehensive logistics service provider, placing the highest priority on safe operation and transportation.

With respect to Japaren Co., Ltd. (a car rental and leasing business), all shares were transferred to Orix Corporation in October 2003.

am/pm Japan Co., Ltd. (a convenience store chain) issued a private placement of shares to Reins International Inc. in August 2004. With this investment, am/pm Japan changes from consolidated subsidiary to affiliate under the equity method.

Functional Support Companies

Common Group administrative activities, such as fund procurement, office work services, environmental management and research & consulting, are being conducted efficiently at functional support companies.

Nippon Mining Finance Co., Ltd.	Fund procurement
Nippon Mining Business Support Co., Ltd.	Office work services
Nippon Mining Ecomanagement Inc.	Environmental management
Nippon Mining Research & Technology Co., Ltd.	Research/consulting

Global Network

The majority of the businesses owned by the Nippon Mining Holdings Group operate globally. In fact, almost all of the crude oil and copper ore, which are the raw materials for our core businesses, are procured from overseas. The Nippon Mining Holdings Group actively pursues a global strategy for the development of these resources, and is vigorously developing production and marketing bases overseas, where many of our customers are located, in anticipation of enormous growth. The Nippon Mining Holdings Group is also promoting alliances throughout the world with outstanding partners, helping it to build a solid business foundation.



Petroleum
(Japan Energy Group)

1. JAPAN ENERGY (U.K.) Ltd.
2. Abu Dhabi Oil Co., Ltd.
3. United Petroleum Development Co., Ltd.
4. JAPAN ENERGY CORPORATION Beijing Office
5. NMC Pearl River Mouth Oil Development Co., Ltd.
6. SHANXI JAPAN ENERGY LUBRICANTS CO., LTD.
7. Japan Energy (Shanghai) Trading Co., Ltd.
8. JAPAN ENERGY (SINGAPORE) PTE. LTD.
9. Southern Highlands Petroleum Co., Ltd.
10. Japan Energy Oceania Pty., Ltd.
11. Irvine Scientific Sales Inc.

Resources and Non-ferrous Metals
(Nippon Mining & Metals Group)

1. Changzhou Jinyuan Copper Co., Ltd.
2. Nippon Mining & Metals Co., Ltd. Shanghai Office
3. LG-Nikko Copper, Inc.
4. Nippon Mining & Metals Co., Ltd. Australia Office
5. ANT Minerals Pty. Ltd.
6. McArthur River Mine
7. Collahuasi Mine
8. Escondida Mine
9. Los Pelambres Mine
10. Nippon Mining & Metals Co., Ltd. Chile Office

Electronic Materials
(Nikko Materials Group)

1.
2. Nikko Materials USA, Inc.
3. Nikko Materials Philippines, Inc.
4. Nikko Materials Hong Kong Ltd.
5. Nikko Materials Taiwan Co., Ltd.
6. Nikko Materials Europe GmbH
7. Suzhou Nikko Materials Co., Ltd.
8. Nikko Materials Singapore Pte. Ltd.

Metal Fabrication
(Nikko Metal Manufacturing Group)

1. Nippon Precision Technology (Malaysia) Sdn. Bhd.
2. Nippon Mining Singapore Pte. Ltd.
3. Woojin Precision Industry Co., Ltd.
4. Nippon Mining Shanghai Co., Ltd.
5. Fuji Electronics Dongguan Co., Ltd.
6. Nikko Woojin Precision Processing (Suzhou) Co., Ltd.
7. Nippon Mining Taiwan Co., Ltd.
8. Poongsan-Nikko Tin Plating Corporation

True to its identity encapsulated in the phrase "resources and energy," the Nippon Mining Holdings Group regards it as a major social mission to make the most effective use as possible of the Earth's precious but limited resources. The entire Group also supports the creation of a lively and positive social environment by assisting the development of culture and sports, and engaging in philanthropic activities.


A Bouquet of Fairy Tales and some of the award-winning works

JOMO Fairy Tale Award

JOMO Fairy Tale Award, which annually gathers original fairy tales on the theme of "heart-to-heart contact," marks the 34th awards in 2003, with 9,357 entries from members of the public, both adults and children. Excellent tales are selected and published as a collection in a book called *A Bouquet of Fairy Tales*, and donated to welfare institutions, and the JOMO Children's Fund makes a donation to the Japan Council of Social Welfare.

JOMO Basketball Clinic

Japan Energy runs the "JOMO Basketball Clinic" at locations around the country, where the members and coaches of the company basketball team, the JOMO Sunflowers, directly teach basic basketball skills to junior high school students, thereby deepening interaction with local communities, and helping to develop sporting activities.

The Sunflowers have taken the top two awards in both the National Championships and the domestic league for four years in succession. From the team, coach and eight players participated in the Japanese national team at the Athens Olympics.


Basketball Clinic

Judging Committee Special Award for the Protection of the Ozone Layer and Prevention of Global Warming

In September 2003, Nikko Petrochemicals Co., Ltd. (now Japan Energy) won the Judging Committee Special Award at the 6th Annual Grand Awards for the Protection of the Ozone Layer and Prevention of Global Warming. This was because of the high praise won by "NS Clean" a series of hydrocarbon cleaners sold by the company as substitutes for specific CFCs and trichloroethane cleaners on account of their significant contribution to the reduction of those substances, and by the company's support for the development of alternative technologies in the metal-cleaning field and its contribution to instruction both within Japan and overseas.

Through its ongoing sale of "NS Clean" and other means, the company will continue to contribute to society by reducing use of harmful chlorine solvents such as chloromethylene and trichloroethane.


Award Ceremony

Participation in Activities to Beautify Local Environments

The Nippon Mining Holdings Group desires to maintain good communications with the communities around its plants and offices, and to contribute to the beautification of the local environments. To help it to do that, it plays its role as a member of the community by taking an active part in campaigns such as clean-ups and the collection of litter.

Cleanup rally

Voluntary cleaning activities are a feature of the company. For example, volunteer employees and members of their families have set up and are actively implementing "cleanup rallies" and other programs.



Cleanup rally

Participation in International Activities Relating to the Environment and Sustainability

Japan Energy participates in the Global Compact advocated by the United Nations. The Global Compact is an initiative to bring corporate activity together in support of ten principles in the areas of human rights, labour, the environment and anti-corruption. It encourages companies to act as good members of society, and take initiatives directed at ensuring sustainable growth.

Nippon Mining & Metals is a member of the International Council on Mining and Metals, through which it contributes to the sustainable development of the non-ferrous metals industry. In addition, through a business project commissioned by the Japan International Cooperation Agency, the company dispatches its own technicians to developing countries to help deal with environmental problems such as those caused by the closure of mines.

Publication of Environmental Report

Japan Energy, Nippon Mining & Metals, and Nikko Materials has each published the fiscal 2003 edition of its environmental reports. Each of the reports explains how the company, through the conduct of its business activities, reduces the burden on the environment and works actively to assure the harmonization of its corporate activities with the life of the community, based on a stance of contributing to environmental conservation on a global scale.

These can be accessed through the companies' websites (in Japanese only).

Nippon Mining Holdings plans to issue the first environmental report for the Group in October 2004.

Environmental Reports (in Japanese Only)



Japan Energy



Nippon Mining & Metals



Nikko Materials

Financial Section

Managements' Discussion & Analysis

Major Consolidated Management Indicators
Nippon Mining Holdings, Inc. and its consolidated subsidiaries

Millions of Yen
(Price per share omitted)

Years ended March 31	2002	2003	2004
Net sales	¥2,083,352	¥2,163,088	**¥2,214,589**
Operating income	27,748	40,256	**50,397**
Income before special items	25,405	36,968	**53,737**
Net income	306	3,652	**14,854**
Net income per share (in yen)	0.27	5.89	**21.71**
As of March 31			
Total assets	¥1,695,883	¥1,628,723	**¥1,572,529**
Shareholders' equity	181,453	204,946	**233,742**
Shareholders' equity per share (in yen)	162.91	301.78	**344.01**
Interest-bearing liabilities	892,846	876,383	**754,027**
Years ended March 31			
Cash flows from operating activities	¥ 129,894	¥ 14,344	**¥ 106,182**
Cash flows from investing activities	(29,729)	(15,698)	**4,530**
Cash flows from financing activities	(159,346)	(17,568)	**(115,794)**


Net sales
(billions of yen)
2,500
2,000
1,500
1,000
500
0
2,083.4
2,163.1
2,214.6
02
03
04


Operating income
(billions of yen)
60
48
36
24
12
0
27.7
40.3
50.4
02
03
04

Net Sales, Income before Special Items, and Net Income

Although the employment situation remained severe in fiscal 2003, the term ended March 2004, corporate earnings showed a continuous improvement trend thanks to the support of increasing capital investment and healthy exports. The Japanese economy as a whole was thus judged to be heading toward recovery.

Against this background, an improvement was seen in the business performance for the term of the four core businesses within the Nippon Mining Holdings group, on a consolidated basis. Total sales increased 2.4% year-on-year, to ¥2,214.6 billion (US$20,954 million), while income before special items soared 45.4% to ¥53.7 billion (US$508 million). The Group posted one-time losses on the restructuring of its electronic materials business in the United States, which was part of a larger ongoing program aimed at strengthening group management. However, this was more than offset by one-time gains recorded from IPOs of affiliated companies in the U.S., as a result of which net income registered a massive year-on-year increase of 306.7%, at ¥14.9 billion (US$141 million).

Petroleum (Japan Energy Group)

The aggregate sales volume of fuel oil, including gasoline, naphtha, kerosene, gas oil and heavy fuel oil, was slightly below that of the previous year, despite an increase in the sales volume of naphtha and heavy fuel oil. The yen's appreciation pulled down the yen-denominated price of crude oil. The rise in end-product prices, however, was modest. Petrochemical product sales rose in volume terms, and unit prices also rose. LPG sales declined in volume terms, while unit prices also fell. Despite a decline in sales volume, the unit price of lubricating oil increased. Amid these circumstances, overall sales in the petroleum business edged up 0.4% year-on-year, to ¥1,751.0 billion. Income before special items was negatively affected by a valuation loss on inventories, but this was offset by the Company's success in realizing the reforms contained in its medium-term business plan, including various cost-cutting programs, as well as increased sales of Grade C heavy oil to electric power utilities and an improvement in the market prices of petrochemical products. As a result, income before special items came to ¥36.0 billion, a 45.2% increase over the previous term.


Income before special items
(billions of yen)
60
48
36
24
12
0
25.4
37.0
53.7
02
03
04


Net income
(billions of yen)
15
10
5
0
0.3
3.7
14.9
02
03
04

Resources and Non-ferrous Metals (Nippon Mining & Metals Group)

The sales volume of electrolytic copper to the main customer segment–the copper wire and cable industry–remained low, but steady sales to copper rolling mills pushed up total sales volume over the previous year's level. Owing to a high price level on the international market for finished products, product prices rose sharply year-on-year, but ore purchasing conditions worsened considerably, owing to a tight supply situation as demand from Chinese and Indian companies showed a steep increase. The sales volumes of both gold and silver were up over the previous year, and product unit prices were also generally higher. In these circumstances, revenue from the sale of nonferrous metals increased 15.3% year-on-year, to ¥314.0 billion. Income before special items increased 41.4% over the previous term, to ¥13.8 billion, although it was hit by negative factors such as the impact of the yen's appreciation on operations in Japan, as well as unfavorable contract conditions for the procurement of copper ore. However, rises in both the international trading price of copper (in dollars) and the unit sales price of copper on the Japanese market (in yen) led to increased income before special items. The gain on equity-method investment in a copper mining company in Chile also increased.

Electronic Materials (Nikko Materials Group)

Sales volumes increased for rolled copper foil and thin films (for use in the manufacture of semiconductors and flat-panel displays, and as target materials for recording components), thanks to brisk sales of digital consumer appliances such as cell phones, digital cameras, and flat-panel TVs. Overall, product unit prices were up over the previous year. Demand for electro-deposited copper foil remained slack on the U.S. market, but sales volumes to the Southeast Asian market rose, and product prices were generally higher. As a result of these factors, sales of the electronic material business posted a year-on-year increase of 19.7% to ¥73.8 billion. The loss before special items shrank from ¥5.9 billion in the previous term, to ¥2.6 billion, as a result of an increased sales volume of rolled copper and thin-film materials.

Metal Fabrication (Nikko Metal Manufacturing Group)

The main products of this business are rolled copper products (phosphor bronze, rolled copper foil, special copper alloys, brass, and nickel-silver, etc.) and special steel products (stainless steel strips, nickel-steel alloys, mild steel, etc.). Sales volumes of these products, particularly rolled copper, increased over the previous year against the backdrop of growing demand for products in the information technology field, such as cell phones and personal computers. In these circumstances, sales of the metal fabrication business rose 5.2% year-on-year, to ¥47.6 billion, and income before special items posted a 29.4% year-on-year growth, to ¥7.3 billion, largely thanks to brisk sales of high value-added products such as rolled copper foil, phosphor bronze, and special copper alloys.


Total assets
(billions of yen)
2,000
1,500
1,000
500
0
1,695.9
1,628.7
1,572.5
02
03
04


Interest-bearing liabilities
(billions of yen)
900
850
800
750
700
0
892.8
876.4
754.0
02
03
04

Other Businesses (Independent Operating Companies and Functional Support Companies)

Total sales of the Other Businesses segment came to ¥66.2 billion, down 5.3% from the previous term, while income (loss) before special items performed a turnaround from income of ¥2.6 billion for the previous term to a loss in the amount of ¥1.4 billion for the reporting term. The profitability of am/pm Japan Co., Ltd. (a convenience store chain) deteriorated for the reporting term, largely owing to the cooler-than-usual summer. The management of Central Computer Services Co., Ltd. (an information services business) worked hard to restore the company's earning power in an extremely difficult business environment. In October 2003 we sold all our shares in Japaren Co., Ltd. (a rent-a-car and car leasing business) to Orix Corporation.

The above-mentioned sales amount includes sales from inter-segment transactions of ¥38.0 billion (up from ¥29.9 billion for the previous term).

Balance Sheet

The value of capital investment fell below the figure for depreciation expenses. Write-downs were made for some intangible assets, and a portion of tangible fixed assets was sold off. Total assets declined by ¥56.2 billion to ¥1,572.5 billion (US$14,879 million), mainly due to a decline in the total of property, plant and equipment and intangible assets by ¥53.4 billion. In liabilities, total liabilities fell by ¥86.5 billion to ¥1,299.7 billion (US$12,297 million) at the reporting term-end, mainly due to the net repayment of interest-bearing debt in the amount of ¥122.4 billion during the reporting term. Minority interests in consolidated subsidiaries increased by ¥1.5 billion over the previous term-end, to ¥39.1 billion (US$370 million). Shareholders' equity rose by ¥28.8 billion compared with the previous term-end, to ¥233.7 billion (US$2,212 million), as a result of the registration of net income in the amount of ¥14.9 billion and an increase in unrealized gains on marketable securities in the amount of ¥22.7 billion.

Cash Flows

Net cash provided by operating activities came to ¥106.2 billion (US$1,005 million) as a result of income before special items in the amount of ¥53.7 billion and depreciation and amortization in the amount of ¥45.9 billion.

Net cash provided by investing activities came to ¥4.5 billion (US$43 million). The combined total for income from the sale of tangible fixed assets and the redemption and sale of investment securities exceeded the total of outlay for the acquisition of tangible fixed assets and intangible assets as well as the outlay for the acquisition of investment securities.

Net cash used in financing activities came to ¥115.8 billion (US$1,096 million), mainly as a result of outlay on the repayment of long-term bank loans. As a result, cash and cash equivalents at term-end were down by ¥4.9 billion compared with the start of the reporting term, at ¥71.3 million (US$675 million).

CONSOLIDATED BALANCE SHEETS

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
As of March 31, 2003 and 2004

ASSETS	Millions of Yen 2003	Millions of Yen 2004	Thousands of U.S.Dollars(Note1-A) 2004
Current Assets:			
Cash and cash equivalents	¥ 76,294	¥ **71,347**	$ **675,059**
Securities (Note 2)	1,252	**423**	**4,002**
Trade receivables:			
Notes and accounts, less allowance for doubtful accounts of 1,785 million Yen in 2003 and 1,469 million Yen in 2004	231,441	**238,831**	**2,259,731**
Inventories	223,240	**218,671**	**2,068,985**
Other current assets	63,855	**69,562**	**658,171**
Total current assets	596,082	**598,834**	**5,665,948**
Investments and Long-term Loans:			
Investments in securities (Notes 2 and 5)	56,591	**87,872**	**831,413**
Investments in non-consolidated subsidiaries and affiliates (Note 3)	92,502	**88,264**	**835,122**
Long-term loans	36,733	**29,297**	**277,197**
Other investments	52,334	**46,523**	**440,183**
Total investments and long-term loans	238,160	**251,956**	**2,383,915**
Property, Plant and Equipment (Note 5):			
Land (Note 4)	311,589	**306,299**	**2,898,089**
Buildings and structures	438,055	**437,647**	**4,140,855**
Machinery and equipment	648,506	**631,914**	**5,978,938**
Construction in progress	14,363	**8,693**	**82,250**
	1,412,513	**1,384,553**	**13,100,132**
Less: Accumulated depreciation	(761,682)	**(766,231)**	**(7,249,796)**
Net property, plant and equipment	650,831	**618,322**	**5,850,336**
Intangible Assets and Deferred Charges	105,117	**83,522**	**790,255**
Deferred Tax Assets (Note 8)	38,533	**19,895**	**188,238**
Total Assets	¥ 1,628,723	¥ **1,572,529**	$ **14,878,692**

The accompanying notes are an integral part of these financial statements.

LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2003	Millions of Yen 2004	Thousands of U.S.Dollars(Note1-A) 2004
Current Liabilities:			
Short-term borrowing (Note 6)	¥ 231,566	¥ **220,550**	$ **2,086,763**
Current portion of long-term debt (Note6)	196,268	**113,616**	**1,074,993**
Trade payables:			
Notes and accounts	194,079	**233,439**	**2,208,714**
Excise tax	57,609	**71,408**	**675,636**
Accrued income taxes	9,832	**15,360**	**145,331**
Allowance for employee bonuses	6,534	**7,089**	**67,074**
Other current liabilities	93,823	**89,849**	**850,118**
Total current liabilities	789,711	**751,311**	**7,108,629**
Long-term Liabilities:			
Long-term debt (Note 6)	448,549	**419,861**	**3,972,571**
Allowance for retirement benefits (Note 7)	61,517	**62,004**	**586,659**
Accrued retirement benefits for corporate directors	1,306	**1,319**	**12,480**
Allowance for periodic repair works	13,453	**14,052**	**132,955**
Deferred tax liabilities related to land revaluation (Note 4)	34,072	—	—
Consolidation adjustment account	11,489	**7,415**	**70,158**
Other long-term liabilities	26,097	**43,765**	**414,088**
Total long-term liabilities	596,483	**548,416**	**5,188,911**
Minority Interest in Consolidated Subsidiaries	37,583	**39,060**	**369,571**
Commitments and Contingent Liabilities (Note 9)			
Shareholders' Equity:			
Common stock:			
Authorized - 3,000,000 thousand shares			
Issued - 848,462 thousand shares in 2003 and 2004	40,000	**40,000**	**378,465**
Capital surplus	149,307	**149,320**	**1,412,811**
Retained earnings (Accumulated deficit)	(21,406)	**43,687**	**413,350**
Surplus from land revaluation (Note 4)	51,413	**(2,350)**	**(22,235)**
Unrealized gain on marketable securities	3,467	**26,148**	**247,404**
Accumulated translation adjustment	1,131	**(4,141)**	**(39,181)**
Less:Treasury stock, at cost	(18,966)	**(18,922)**	**(179,033)**
Total shareholders' equity	204,946	**233,742**	**2,211,581**
Total liabilities, minority interest in consolidated subsidiaries and shareholders' equity	¥ 1,628,723	¥ **1,572,529**	$ **14,878,692**

CONSOLIDATED STATEMENTS OF INCOME

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
Fiscal years ended March 31, 2002, 2003 and 2004

	Millions of Yen			Thousands of U.S.Dollars(Note1-A)
	2002	2003	**2004**	**2004**
Net Sales	¥ 2,083,352	¥ 2,163,088	¥ **2,214,589**	$ **20,953,629**
Cost of Sales	1,860,747	1,928,839	**1,974,059**	**18,677,822**
Gross profit	222,605	234,249	**240,530**	**2,275,807**
Selling, General and Administrative Expenses	194,857	193,993	**190,133**	**1,798,969**
Operating income	27,748	40,256	**50,397**	**476,838**
Other Income (Expenses):				
Interest and dividend income	7,523	3,717	**3,180**	**30,088**
Interest expenses	(19,500)	(16,690)	**(14,643)**	**(138,547)**
Exchange gain	1,384	66	**878**	**8,307**
Equity in income of non-consolidated subsidiaries and affiliates	6,387	7,922	**10,976**	**103,851**
Amortization of consolidation adjustment account	3,713	4,154	**4,623**	**43,741**
Other , net	(1,850)	(2,457)	**(1,674)**	**(15,838)**
Income before special items	25,405	36,968	**53,737**	**508,440**
Special Profit (Loss):				
Gain on maturities of investments in securities	—	—	**8,454**	**79,989**
Gain on sales of investments in securities, net	1,456	837	**2,431**	**23,001**
Gain on sales of investment in consolidated subsidiaries	—	3,857	—	—
Gain on sales of pharmaceutical business divisions	—	1,102	—	—
Gain on transfer of substitutional portion of pension plan	—	1,912	—	—
Amortization of prior service cost	1,286	—	—	—
Loss on sales and disposal of property, plant and equipment, net	(4,799)	(6,012)	**(8,212)**	**(77,699)**
Loss on write-down of investments in securities	(4,965)	(13,831)	**(1,090)**	**(10,313)**
Reorganization and restructuring costs (Note 12)	(8,361)	(10,340)	**(28,030)**	**(265,210)**
Loss on write-down of goodwill	—	—	**(3,182)**	**(30,107)**
Provision for allowance for doubtful accounts	—	—	**(1,122)**	**(10,616)**
Other, net	(1,202)	(1,059)	**(1,381)**	**(13,066)**
Income before income taxes	8,820	13,434	**21,605**	**204,419**
Income Taxes:				
Current	11,227	8,721	**15,800**	**149,495**
Deferred	(8,750)	(4,065)	**(12,938)**	**(122,415)**
	2,477	4,656	**2,862**	**27,080**
Income before minority interest	6,343	8,778	**18,743**	**177,339**
Minority Interest in Earnings of Consolidated Subsidiaries	(6,037)	(5,126)	**(3,889)**	**(36,796)**
Net income	¥ 306	¥ 3,652	¥ **14,854**	$ **140,543**

	Yen			U.S.Dollars(Note1-A)
	2002	2003	**2004**	**2004**
Net Income per Share:				
Basic	¥ 0.27	¥ 5.89	¥ **21.71**	$ **0.21**
Diluted	—	—	—	—

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
Fiscal years ended March 31, 2002, 2003 and 2004

	Millions of Yen						Thousands of U.S.Dollars(Note1-A)	
		2002		2003		**2004**		**2004**
Common Stock:								
Balance at beginning of year (2002 - 1,113,881 thousand shares; 2003 - 1,113,881 thousand shares; 2004 - 848,462 thousand shares)	¥	87,583	¥	87,583	¥	**40,000**	$	**378,465**
Reclassification with capital surplus resulting from share transfer		—		(47,583)		**—**		**—**
Balance at end of year (2002- 1,113,881 thousand shares; 2003 and 2004 - 848,462 thousand shares)	¥	87,583	¥	40,000	¥	**40,000**	$	**378,465**
Capital Surplus:								
Balance at beginning of year	¥	47,021	¥	47,021	¥	**149,307**	$	**1,412,688**
Gain on disposition of treasury stock		—		—		**13**		**123**
Reclassification with common stock resulting from share transfer		—		47,583		**—**		**—**
Transfer from common stock, capital surplus and minority interest in retained earnings of Nippon Mining & Metals Co., Ltd.		—		54,703		**—**		**—**
Balance at end of year	¥	47,021	¥	149,307	¥	**149,320**	$	**1,412,811**
Retained earnings (Accumulated deficit):								
Balance at beginning of year	¥	(18,268)	¥	(19,826)	¥	**(21,406)**	$	**(202,536)**
Net income		306		3,652		**14,854**		**140,543**
Cash dividends paid		(3,341)		(3,341)		**(2,720)**		**(25,736)**
Share transfer payments		—		(2,714)		**—**		**—**
Bonuses to directors		(80)		(59)		**(54)**		**(511)**
Increase arising from change of consolidated subsidiaries		948		638		**35**		**331**
Increase arising from change of affiliates accounted for by equity method		1,620		361		**1,440**		**13,625**
Increase arising from merger of consolidated subsidiaries		218		—		**156**		**1,476**
Decrease arising from change of consolidated subsidiaries		(1,654)		(173)		**(679)**		**(6,424)**
Decrease arising from change of affiliates accounted for by equity method		(630)		(555)		**—**		**—**
Decrease arising from merger of consolidated subsidiaries		(22)		—		**—**		**—**
Reclassification with surplus from land revaluation		1,077		611		**52,061**		**492,582**
Balance at end of year	¥	(19,826)	¥	(21,406)	¥	**43,687**	$	**413,350**
Surplus from Land Revaluation:								
Balance at beginning of year	¥	58,874	¥	58,733	¥	**51,413**	$	**486,451**
Reclassification with retained earnings resulting from split-off of petroleum business from the former Japan Energy Corp.		—		—		**(49,719)**		**(470,423)**
Reclassification with retained earnings resulting from split-off of electronic materials business from the former Japan Energy Corp.		—		—		**(2,336)**		**(22,102)**
Reclassification with retained earnings resulting from sales of land		(1,077)		(611)		**(6)**		**(57)**
Changes in related tax effects and surplus of affiliates		1,548		—		**(1,702)**		**(16,104)**
Reclassification with deferred tax liabilities related to land revaluation resulting from change of effective tax rate		—		1,112		**—**		**—**
Decrease arising from change of affiliates accounted for by equity method		—		(8,825)		**—**		**—**
Minority interest		(612)		—		**—**		**—**
Reclassification with minority interest resulting from share transfer		—		1,004		**—**		**—**
Balance at end of year	¥	58,733	¥	51,413	¥	**(2,350)**	$	**(22,235)**
Unrealized Gain on Marketable Securities :								
Balance at beginning of year	¥	8,744	¥	2,974	¥	**3,467**	$	**32,804**
Unrealized gain (loss) on marketable securities arising during period		(5,770)		493		**22,681**		**214,600**
Balance at end of year	¥	2,974	¥	3,467	¥	**26,148**	$	**247,404**
Accumulated Translation Adjustment:								
Balance at beginning of year	¥	(2,712)	¥	4,977	¥	**1,131**	$	**10,701**
Translation adjustment		7,689		(3,846)		**(5,272)**		**(49,882)**
Balance at end of year	¥	4,977	¥	1,131	¥	**(4,141)**	$	**(39,181)**
Treasury Stock, at Cost:								
Balance at beginning of year	¥	(0)	¥	(9)	¥	**(18,966)**	$	**(179,449)**
Increase arising from purchases from shareholders or sales to market, net		(9)		(18,957)		**44**		**416**
Balance at end of year	¥	(9)	¥	(18,966)	¥	**(18,922)**	$	**(179,033)**
Total Shareholders' Equity at End of Year	¥	181,453	¥	204,946	¥	**233,742**	$	**2,211,581**

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
Fiscal years ended March 31, 2002, 2003 and 2004

	Millions of Yen			Thousands of U.S.Dollars(Note1-A)
	2002	2003	**2004**	**2004**
Cash Flows from Operating Activities:				
Income before income taxes	¥ 8,820	¥ 13,434	¥ **21,605**	$ **204,419**
Adjustments to reconcile income before income taxes to net cash provided by operating activities:				
Depreciation and amortization	50,876	48,962	**45,862**	**433,929**
Equity in income of non-consolidated subsidiaries and affiliates	(6,387)	(7,922)	**(10,976)**	**(103,851)**
Gain on maturities of investments in securities	—	—	**(8,454)**	**(79,989)**
Gain on sales of investments in securities	(1,456)	(837)	**(2,431)**	**(23,001)**
Loss on write-down of investments in securities	4,965	13,831	**1,090**	**10,313**
Gain on sales of investment in consolidated subsidiaries	—	(3,857)	**—**	**—**
Loss on sales and disposal of property, plant and equipment	4,799	6,012	**8,212**	**77,699**
Reorganization and restructuring costs	8,361	10,340	**28,030**	**265,210**
Other,net	(4,829)	(3,729)	**1,809**	**17,116**
Changes in operating assets and liabilities:				
Trade receivables	84,264	(8,089)	**(10,952)**	**(103,624)**
Inventories	20,490	556	**(3,320)**	**(31,413)**
Trade payables	(16,643)	(46,951)	**47,129**	**445,917**
Accrued consumption tax	(4,593)	1,403	**11,842**	**112,045**
Other,net	3,024	(566)	**(11,060)**	**(104,645)**
Payment for income taxes	(19,438)	(7,172)	**(9,573)**	**(90,576)**
Payment for special retirement benefit	(2,359)	(1,071)	**(2,631)**	**(24,894)**
Net cash provided by operating activities	129,894	14,344	**106,182**	**1,004,655**
Cash Flows from Investing Activities:				
Payments for acquisition of securities	(2,833)	(1,387)	**(80)**	**(757)**
Proceeds from sales or maturities of securities	17,105	4,568	**1,242**	**11,751**
Payments for acquisition of investments in securities	(4,258)	(10,370)	**(1,172)**	**(11,089)**
Proceeds from sales or maturities of investments in securities	9,998	6,089	**21,461**	**203,056**
Proceeds from sales of investment in consolidated subsidiaries	—	4,050	**612**	**5,791**
Payments for acquisition of property, plant and equipment	(43,201)	(33,542)	**(28,098)**	**(265,853)**
Proceeds from sales of property, plant and equipment	8,213	8,767	**10,576**	**100,066**
Payments for acquisition of intangible assets	(2,325)	(2,541)	**(4,017)**	**(38,007)**
Decrease in short-term loans, net	3,468	4,451	**2,638**	**24,960**
Payments for lending of long-term loans	(16,637)	(1,000)	**(3,803)**	**(35,983)**
Collection of long-term loans	3,428	6,414	**7,602**	**71,927**
Other,net	(2,687)	(1,197)	**(2,431)**	**(23,001)**
Net cash provided by (used in) investing activities	(29,729)	(15,698)	**4,530**	**42,861**
Cash Flows from Financing Activities:				
Increase (Decrease) in short-term borrowing	(79,684)	32,395	**(8,084)**	**(76,488)**
Proceeds from borrowing of long-term bank loans and others	66,454	109,068	**101,067**	**956,259**
Repayments of long-term bank loans and others	(136,433)	(125,949)	**(206,019)**	**(1,949,276)**
Proceeds from issue of bonds	32,500	—	**—**	**—**
Payments for redemption of bonds	(36,054)	(26,360)	**—**	**—**
Cash dividends paid	(3,341)	(3,341)	**(2,720)**	**(25,736)**
Cash dividends paid to minority interest	(1,742)	(1,584)	**(1,027)**	**(9,717)**
Share transfer payments	—	(2,714)	**—**	**—**
Other,net	(1,046)	917	**989**	**9,358**
Net cash used in financing activities	(159,346)	(17,568)	**(115,794)**	**(1,095,600)**
Effect of exchange rate changes on cash and cash equivalents	4,611	(1,411)	**(1,042)**	**(9,859)**
Net Decrease in Cash and Cash Equivalents	(54,570)	(20,333)	**(6,124)**	**(57,943)**
Cash and Cash Equivalents at Beginning of Year	141,718	91,409	**76,294**	**721,866**
Increase in cash and cash equivalents related to subsidiaries newly included in consolidation	4,062	5,218	**1,083**	**10,247**
Increase in cash and cash equivalents related to merger of consolidated subsidiaries	199	—	**94**	**889**
Cash and Cash Equivalents at End of Year	¥ 91,409	¥ 76,294	¥ **71,347**	$ **675,059**

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nippon Mining Holdings, Inc. and its consolidated subsidiaries

Note 1-SIGNIFICANT ACCOUNTING POLICIES

A) Basis of Presenting Consolidated Financial Statements

NIPPON MINING HOLDINGS, INC. (the "Company") is a holding company and conducts its operations through Japan Energy Corporation, Nippon Mining & Metals Co.,Ltd. , Nikko Materials Co.,Ltd. , Nikko Metal Manufacturing Co.,Ltd. and other subsidiaries and affiliates. The Company was incorporated in September 2002 pursuant to the business reorganization (the "Business Reorganization") as described below. Reference herein to the Company refers to Nippon Mining Holdings, Inc. with respect to the period following the Business Reorganization, and to Japan Energy Corporation with respect to the period prior to the Business Reorganization.

The accompanying consolidated financial statements of the Company and its subsidiaries are prepared on the basis of generally accepted accounting principles in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

On September 27, 2002, the Company was established by Japan Energy Corporation and its subsidiary Nippon Mining & Metals Co., Ltd. (collectively, "Two Operating Subsidiaries") through concurrent share transfers between the Company and the shareholders of the Two Operating Subsidiaries. As a result of this transaction, the former shareholders of the Two Operating Subsidiaries received shares in the Company in exchange for their interests in the Two Operating Subsidiaries that they previously owned, and each of the Two Operating Subsidiaries became a wholly-owned subsidiary of the Company.

The formation of the Company was accounted for using the pooling-of-interests method in accordance with "Accounting for the Consolidation of a Holding Company Established by Share Exchange or Share Transfers" (The Japanese Institute of Certified Public Accountants Accounting Committee Research Report No. 6). As such, the assets and liabilities of the Two Operating Subsidiaries were combined at book value.

Certain accounts and items reported in the consolidated financial statements that have been filed with the Financial Services Agency in Japan have been reclassified for the convenience of readers outside Japan.

The U.S. dollar amounts included in the consolidated financial statements are provided solely for the convenience of readers outside Japan, and are the arithmetical result of translating Japanese Yen to U.S. dollars at the rate of 105.69 Yen to 1 U.S. dollar, the rate prevailing as at March 31, 2004. The inclusion of such U.S. dollar amounts is solely for the convenience of the reader and is not intended to imply that Japanese Yen amounts have been or could have been converted, realized or settled in dollars at this rate or any other rate.

B) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries that are controlled by the Company (hereinafter referred to as the "Company Group"). As at March 31, 2004, the Company had 93 consolidated subsidiaries. The consolidated financial statements for the fiscal year ended March 31, 2004 do not include the accounts of N·K Curex Co., Ltd., Japan Energy Analytical Research Center Co., Ltd. and certain other subsidiaries as they are considered immaterial.

The Company accounts for its investment in N·K Curex Co., Ltd. under the equity method. The investments in Japan Energy Analytical Research Center Co., Ltd. and certain other subsidiaries are carried at cost, less any write-down deemed necessary, as they are considered immaterial in terms of the Company Group's total assets, net sales, net income and retained earnings.

All material inter-company transactions and accounts and unrealized inter-company profits are eliminated in the consolidated financial statements, and the portion thereof attributable to minority shareholders is credited to them.

The consolidation adjustment account, which represents the difference between the carrying amount of an investment in a subsidiary and underlying equity, is amortized over 5 years.

Investments in affiliates over which the Company and its consolidated subsidiaries have significant influence are accounted for under the equity method. The Company Group's consolidated income includes equity in the net income of those affiliates, after elimination of unrealized inter-company profits. As at March 31, 2004, the Company had 19 affiliates that are accounted for under the equity method. For the fiscal year ended March 31, 2004, the Company did not apply the equity method to its investments in certain affiliates as they were considered immaterial. The investments in these affiliates are carried at cost, less any write-down deemed necessary.

The accompanying consolidated financial statements include the accounts of consolidated subsidiaries that have fiscal year ends other than March 31. The fiscal year ends of such subsidiaries are principally December 31, and the accounts of these subsidiaries have been used for consolidation purposes, with adjustments being made for significant transactions taking place in the intervening period.

C) Translations of Foreign Currency Transactions and Accounts

Foreign currency transactions are generally translated using the foreign exchange rates prevailing at the respective transaction dates. All assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates. Foreign exchange gains and losses are included currently in income.

Revenues and expenses of foreign consolidated subsidiaries are translated into Japanese Yen using the average exchange rates for the period. Assets and liabilities are translated into Japanese Yen using the foreign exchange rates prevailing at the balance sheet dates, and equity accounts are translated using historical rates. The resultant difference is presented as foreign currency translation adjustments in a separate component of shareholders' equity.

D) Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash on hand, demand deposits in banks and investments with original maturities of three months or less.

E) Investment Securities

The Company does not classify any of its investment securities as trading or held-to-maturity. Consequentially, the Company classifies all of investment securities as other securities. Other securities with readily determinable market values are carried at market value as of each respective balance sheet date, and associated unrealized gains and losses, net of taxes, are reported as a separate component of shareholders' equity. The Company determines the cost basis of these securities based on moving average. Other securities that do not have readily determinable market values are stated at cost.

Significant declines in the value of other securities that are deemed unrecoverable are reflected currently in income.

F) Inventories

With the exception of the consolidated subsidiaries specifically identified below, the

Company's accounting policy for inventories is as follows.

With respect to domestic subsidiaries:

- Petroleum inventories are stated based on average cost.
- Gold, silver, platinum and palladium are stated at cost based on the first-in, first-out method.
- Electric Materials and other non-ferrous metals are stated at cost based on the last-in, first-out method.

Inventories held by the Company's foreign subsidiaries are stated at the lower of cost or market using the first-in, first-out method.

Copper and sulfuric acid inventories held by Pan Pacific Copper Co., Ltd are carried at cost, based on the first-in, first-out method.

Metal fabrication inventories held by Nikko Metal Manufacturing Co., Ltd. are stated at cost, using the first-in, first-out method.

G) Property, Plant and Equipment

Property, plant and equipment, including significant renewals and additions, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, and small purchases of equipment are expensed as incurred.

Depreciation of property, plant and equipment is primarily calculated based on the straight-line method, and is provided over the estimated useful lives as summarized below:

Buildings and structures ········7~60 years
Machinery and equipment ······3~15 years

H) Intangible Assets

Amortization of intangible assets, including software for internal use, is primarily computed using the straight-line method over their estimated useful lives.

I) Impairment of Fixed Assets

On August 9, 2002, the Business Accounting Council in Japan issued "Accounting Standard for Impairment of Fixed Assets". This standard requires that fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss shall be recognized in the income statement by reducing the carrying amount of impaired assets or a group of assets to the recoverable amount that is measured as the higher of net selling price or value in use. The standard shall be effective for fiscal years beginning April 1, 2005. However, early adoption is permitted for fiscal years beginning April 1, 2004 and for fiscal years ending between March 31, 2004 and March 30, 2005. The Company has not adopted the new standard and is currently evaluating the impact of the new standard on its consolidated financial statements.

J) Allowance for Periodic Repair Works

The Company Group has an allowance for periodic repair works in an amount equal to the estimated cost of periodically required repairs for oil tanks and machinery and equipment of oil refineries, which is accrued evenly over a period to the next scheduled repairs.

K) Allowance for Doubtful Accounts

The allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience over a certain period.

L) Allowance for Employee Bonuses

The allowance for employee bonuses is calculated and provided for based on estimated amounts of future payment attributable to the employee services that have been rendered to the date of the balance sheet.

M) Allowance for Retirement Benefits

The reserve for employee retirement benefits, which is provided for future pension and severance paid at retirement, is recorded as the amount that has accrued at the end of the fiscal year, which is computed based on the projected benefit obligation and the estimated pension plan assets at the end of the fiscal year.

Unrecognized net obligation at the date of initial application of the accounting standard for retirement benefits has been amortized on a straight-line basis over a period of ten years.

The effect of plan amendment is recognized in income for the fiscal year of occurrence, except for certain consolidated subsidiaries which have elected to amortize prior service cost over the average remaining service period of participating employees.

Unrecognized actuarial gains or losses are recognized as income or expenses from the fiscal year of occurrence based on the straight-line method over a period not exceeding the average remaining service period of participating employees, which is mainly 10 years.

The Company's major domestic subsidiaries have contributory funded defined pension plans under the Japanese Welfare Pension Insurance Law. These plans are qualified by tax authorities and cover a portion of the government welfare pension program, under which the contributions are made by such subsidiaries and their employees. On February 25, 2003, one of the Company's consolidated subsidiaries received approval from the Minister of Health, Labor and Welfare. Pursuant to paragraph 47-2 of "Practical Guideline for Accounting for Retirement Benefits (Interim Report)" (The Japanese Institute of Certified Public Accountants Accounting Committee Research Report No. 13), these subsidiaries recognized related gains and losses on the date they received the approval as if the transfer of plan assets as well as the extinguishment of related liability had been completed on the date of approval. The impact on the Company's financial statements is discussed in Note 7.

N) Accrued Retirement Benefits for Corporate Directors

Accrued retirement benefits for corporate directors are provided for based on the amounts that have accrued as at the balance sheet date, which are computed based on the Company's internal policy.

O) Leases

Finance leases, other than those under which ownership of the leased assets is transferred to the lessee or those contracts that have bargain purchase provisions, are accounted for in the same manner as operating leases.

P) Derivative Financial Instruments and Hedge Accounting

The Company Group utilizes various derivative financial instruments to manage its exposure to fluctuating commodity prices, variability in foreign currency exchange rates and changes in interest rates. The Company's purchases of these hedging instruments are limited to, at maximum, the value or units of the items that are being hedged.

With respect to forward currency exchange contracts, currency options, currency and interest swaps, commodity futures and commodity swaps, the Company does not perform hedge effectiveness assessment because the critical terms of the hedging instruments and those of the hedged items are the same and, as such, these instruments are expected to be highly effective.

In addition, when interest swaps that meet certain required conditions have critical terms matching exactly with those of financial assets or liabilities that are being hedged, such interest swaps are not recognized in the balance sheet, and net interest paid or received on the swaps is recognized as adjustment to the interest income or expense on the financial assets or liabilities that are being hedged.

Derivative financial instruments that are not designated as hedges are carried at market value, with changes in market value included in income for the period in which they arise.

Q) Income Taxes

Provision for income taxes is computed based on income before income taxes and minority interest. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying value amounts and the tax bases of assets and liabilities.

Valuation allowance is established against deferred tax assets to the extent that it is likely than not that the deferred tax assets may not be realized within the foreseeable future.

R) Appropriation of Retained Earnings

Cash dividends and bonuses to directors are recorded in the fiscal year in which a proposed appropriation is approved by a general meeting of the shareholders.

S) Net Income per Share

Net income per share is based on the weighted average number of shares of common stock outstanding during the relevant fiscal year.

Note2-MARKET VALUE OF SECURITIES

Market value of securities as of March 31, 2003 and 2004 was as follows:

Listed equity securities

	Millions of Yen		Thousands of U.S. Dollars
	2003	**2004**	**2004**
Acquisition cost	¥ 25,153	¥ **23,421**	$ **221,601**
Market value	29,823	**66,605**	**630,192**
Gross unrealized gain	¥ 4,670	¥ **43,184**	$ **408,591**

Bonds and others

	Millions of Yen		Thousands of U.S. Dollars
	2003	**2004**	**2004**
Amortized cost	¥ 1,396	¥ **351**	$ **3,321**
Market value	1,413	**356**	**3,368**
Gross unrealized gain	¥ 17	¥ **5**	$ **47**

Total

	Millions of Yen		Thousands of U.S. Dollars
	2003	**2004**	**2004**
Acquisition cost and amortized cost	¥ 26,549	¥ **23,772**	$ **224,922**
Market value	31,236	**66,961**	**633,560**
Gross unrealized gain	¥ 4,687	¥ **43,189**	$ **408,638**

The book values of unlisted investment securities as of March 31,2003 and 2004 were 26,607 million Yen and 21,334 million Yen (201,855 thousand dollars), respectively.

Note3-INVESTMENTS IN NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES

Investments in non-consolidated subsidiaries and affiliates as of March 31, 2003 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	**2004**	**2004**
Listed equity securities	¥ 19,055	¥ **18,758**	$ **177,481**
Unlisted equity securities	72,358	**67,729**	**640,827**
Others	1,089	**1,777**	**16,814**
Total	¥ 92,502	¥ **88,264**	$ **835,122**

Note4-LAND REVALUATION

Pursuant to the Law for Land Revaluation, the Company and several group companies in Japan revalued their land used for business activities at March 31, 2000. The resultant adjustment was reflected, net of taxes, in "Surplus from land revaluation" in shareholders' equity of the accompanying balance sheet.

The land value for the revaluation was determined based on the market prices in the official notice of the Commissioner of the National Tax Agency in accordance with Article 2, Paragraph 4 of the Enforcement Ordinance Concerning Land Revaluation, with reasonable adjustments to the market price made by the Company Group. The revaluation is permitted only one time.

Deferred tax liability related to the revaluation of land is recorded in long-term liabilities at March 31, 2003.

During the fiscal year ended March 31, 2004, the surplus from land revaluation, 52,055 million Yen, was reclassified to retained earnings upon reorganization of certain subsidiaries. Concurrently, deferred tax liabilities related to land revaluation, 35,271 million Yen, which were recognized as a separate caption in the balance sheet in accordance with the Japanese regulation, were also reclassified to deferred tax liabilities. (Note8)

Note5-ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral as of March 31, 2003 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	**2004**	**2004**
Investments in securities	¥ 26,316	¥ **25,594**	$ **242,161**
Property, plant and equipment (at net book value)	378,171	**365,284**	**3,456,183**
Other	135	**—**	**—**
Total	¥ 404,622	¥ **390,878**	$ **3,698,344**

Note6-SHORT-TERM BORROWING AND LONG-TERM DEBT

Short-term borrowing consists principally of bank overdrafts, bearing interest at annual rates from 0.1% to 7.00% as of March 31,2004

Long-term debt as of March 31, 2003 and 2004 was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	**2004**	**2004**
Bonds issued by consolidated subsidiary due 2004-2007,with fixed interest rates of 3.2%-3.61% issued under the Euro Medium Term Note Programme	¥ 19,900	¥ **19,900**	$ **188,286**
Bonds issued by consolidated subsidiary due 2006,with fixed interest rates of AUS dollar 4.5% issued under the Euro Medium Term Note Programme	5,000	**5,000**	**47,308**
Bonds issued by consolidated subsidiary due 2007-2008, interest rates 1.53%-1.92%	32,500	**32,500**	**307,503**
Payable to banks, insurance companies and others, with interest rates at 0.1% to 8.36% maturing serially through 2017:			
Collateralized	161,134	**132,266**	**1,251,452**
Unsecured	426,283	**343,811**	**3,253,015**
	644,817	**533,477**	**5,047,564**
Less:Amounts due within one year	(196,268)	**(113,616)**	**(1,074,993)**
	¥ 448,549	¥ **419,861**	$ **3,972,571**

Annual maturities of long-term debt as of March 31, 2004 are as follows:

Fiscal years ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2005	¥ **113,616**	$ **1,074,993**
2006	**91,718**	**867,802**
2007	**94,698**	**895,998**
2008	**113,620**	**1,075,031**
2009	**57,087**	**540,136**
2010 and thereafter	**62,738**	**593,604**
	¥ **533,477**	$ **5,047,564**

Note7-RETIREMENT BENEFITS

The Company Group has defined benefit retirement plans covering substantially all employees.

1. Allowance for retirement benefits as of March 31, 2003 and 2004 was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	**2004**	**2004**
Projected benefit obligation	¥ (114,347)	¥ **(111,368)**	$ **(1,053,723)**
Plan assets at fair value	31,742	**35,382**	**334,772**
Projected benefit obligation, net of plan assets	(82,605)	**(75,986)**	**(718,951)**
Unrecognized net transition liability	7,700	**6,600**	**62,447**
Unrecognized net actuarial losses	13,226	**7,312**	**69,183**
Unrecognized prior service cost	162	**70**	**662**
Liability recognized in consolidated balance sheets	¥ (61,517)	¥ **(62,004)**	$ **(586,659)**

2. Net retirement benefit expenses for the fiscal years ended March 31, 2002, 2003 and 2004 were as follows:

	Millions of Yen						Thousands of U.S. Dollars	
	2002		2003		**2004**		**2004**	
Service cost	¥	4,958	¥	5,627	¥	**4,358**	$	**41,233**
Interest cost on projected obligation		4,181		4,319		**3,559**		**33,674**
Expected return on plan assets		(2,881)		(2,909)		**(2,294)**		**(21,705)**
Amortization of unrecognized net transition liability		1,226		1,226		**1,100**		**10,408**
Amortization of unrecognized net actuarial loss *		261		1,645		**4,248**		**40,193**
Amortization of unrecognized prior service cost		(1,261)		57		**32**		**303**
Net retirement benefit expenses **	¥	6,484	¥	9,965	¥	**11,003**	$	**104,106**
Gain on transfer of substitutional portion of pension plan		—		(1,912)		**—**		**—**
Retirement benefit expenses - total	¥	6,484	¥	8,053	¥	**11,003**	$	**104,106**

* Temporary amortization cost of 2,525 million Yen (23,891 thousand dollars) for the reorganization of US electronic materials subsidiaries is included in "Amortization of unrecognized net actuarial loss" for the fiscal year ended March 31,2004.

** In addition to the above "Net retirement benefit expenses", payment for special retirement benefit is included in "Reorganization and restructuring costs" on the accompanying consolidated statements of income in the amount of 2,359 million Yen, 1,071 million Yen and 2,631 million Yen (24,894 thousand dollars) for the fiscal years ended March 31, 2002, 2003 and 2004, respectively.

3. The assumptions used in the calculation of the above information were as follows:

	%		
	2002	2003	**2004**
Discount rate for obligations	3.0 - 7.3(mainly 3.0)	2.5 - 6.75(mainly 2.5)	**2.5 - 6.25(mainly 2.5)**
Expected return on plan assets	1.5 - 9.0(mainly 3.5)	1.0 - 9.0(mainly 3.5)	**1.0 - 9.0(mainly 3.0)**

Net transition liability , net actuarial loss and prior service cost are being amortized over periods ranging from 5 to 15 years.

Transfer of substitutional portion of employee pension plan to the government.

The retirement plan of the Company Group assumes certain portion of the Japanese government pension plan in addition to the retirement benefit plan of the Company Group. In June 2001, the Contributed Benefit Pension Plan Law was enacted, which allows a company to transfer its substitutional portion of a pension plan to the government thereby eliminating the company's liability for the benefits related to future employee services. In order to transfer the substitutional portion, the company must obtain approval from the Minister of Health, Labor and Welfare for the exemption from the payment of the benefits related to future employee services. In addition, the company must obtain approval from the same body for separation of the remaining benefit obligation of the substitutional portion which relates to past employee services. On obtaining approval, the remaining benefit obligation of the substitutional portion (that amount earned by past services) as well as government-specified portion of the plan assets will be transferred to the government.

One of the Company Group's consolidated subsidiaries applied for exemption for the payment of the benefits related to future employee services and received approval from the Minister of Health, Labor and Welfare on February 25, 2003. Based on the transitional treatment of "Practical Guideline for Accounting for Retirement Benefits (Interim Report) " (The Japanese Institute of Certified Public Accountants Accounting Committee Research Report No. 13), the subsidiary recognized gain as if the payment of the benefits related to employee service of substitutional portion were exempted and the government-specified portion of plan assets were transferred to the government on that day. The amount of the government-specified portion of plan assets to be transferred to the government is 13,239 million Yen as of March 31, 2003.

Note8-INCOME TAXES

1. The components of deferred tax assets and liabilities other than deferred tax liability related to land revaluation as of March 31, 2003 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Net operating loss carryforward	¥ 27,958	¥ 45,495	$ 430,457
Retirement benefit obligation	23,377	21,473	203,170
Eliminations of intercompany transactions	11,818	11,978	113,331
Securities	3,714	10,055	95,137
Property,plant and equipment	2,173	1,955	18,497
Allowance for periodic repair works	2,621	3,404	32,207
Other investments	1,767	1,884	17,826
Accrued bonuses to employees	2,347	2,883	27,278
Other	22,736	25,251	238,916
Subtotal	98,511	124,378	1,176,819
Valuation allowance	(40,570)	(56,224)	(531,971)
Total deferred tax assets	¥ 57,941	¥ 68,154	$ 644,848
Land *	¥ —	¥ (35,271)	$ (333,721)
Property,plant and equipment	(3,044)	(1,842)	(17,428)
Unrealized gain on marketable securities	(1,362)	(16,777)	(158,738)
Difference between market value and cost of assets and liabilities of consolidated subsidiaries	(6,318)	(6,058)	(57,319)
Reserve for losses on overseas investments	(3,005)	(2,477)	(23,436)
Other	(1,585)	(1,346)	(12,736)
Total deferred tax liabilities	¥ (15,314)	¥ (63,771)	$ (603,378)
Net deferred tax assets	¥ 42,627	¥ 4,383	$ 41,470

*Increase of deferred tax liabilities for land is due to reclassification of the surplus from land revaluation upon the reorganization of subsidiaries. (Note 4)

2. Reconciliation of statutory tax rate and the effective income tax rate for the fiscal years ended March 31, 2002, 2003 and 2004 was as follows:

2002		2003		2004	
Statutory tax rate	42.0%	Statutory tax rate	42.0%	Statutory tax rate	42.0%
Increase (Decrease) in taxes resulting from:		Increase (Decrease) in taxes resulting from:		Increase (Decrease) in taxes resulting from:	
Adjustment of valuation allowance	25.4	Eliminations of dividend income	21.2	Eliminations of dividend income	21.7
Equity in income of non-consolidated subsidiaries and affiliates	(30.5)	Adjustment of valuation allowance	18.9	Adjustment of valuation allowance	8.0
Amortization of consolidation adjustment account	(14.1)	Equity in income of non-consolidated subsidiaries and affiliates	(24.8)	Equity in income of non-consolidated subsidiaries and affiliates	(21.4)
Other	5.3	Amortization of consolidation adjustment account	(10.6)	Different tax rates applied to foreign subsidiaries	(11.5)
Effective income tax rate	28.1%	Revision of US Tax Law	(9.1)	Adjustment of unrealized gain eliminated in consolidation	(8.3)
		Other	(2.9)	Amortization of consolidation adjustment account	(7.9)
		Effective income tax rate	34.7%	Use of deferred tax assets provided for valuation allowance	(6.1)
				Other	(3.3)
				Effective income tax rate	13.2%

Pursuant to the enactment of the Amendments to the Local Tax Law, the statutory income tax rate used in the calculation of deferred tax assets and liabilities related to the fiscal years beginning April 1, 2004 decreased from 42.0% to 40.7%. The change in the statutory income tax rate decreased deferred tax assets, net of deferred tax liabilities, by 937 million Yen and increased income tax by 976 million Yen for the fiscal year ended March 31, 2003. Also, unrealized gain on marketable securities increased by 39 million Yen for the fiscal year ended March 31, 2003.

Note9-COMMITMENTS AND CONTINGENT LIABILITIES

The Company Group guaranteed outstanding indebtedness as of March 31, 2003 and 2004, as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Non-consolidated subsidiaries and affiliates	¥ 33,217	¥ 35,038	$ 331,517
Other companies and employees	6,171	4,582	43,353
Total	¥ 39,388	¥ 39,620	$ 374,870

Note10-LEASE

Financing lease transactions whose ownership are not to be transferred were as follows:

	Millions of Yen		
As of March 31, 2003	Estimated purchase cost	Estimated accumulated depreciation	Estimated book value
Machinery and equipment	¥ 34,292	¥ 14,255	¥ 20,037
Others	6,448	1,799	4,649
Total	¥ 40,740	¥ 16,054	¥ 24,686

	Millions of Yen		
As of March 31, 2004	Estimated purchase cost	Estimated accumulated depreciation	Estimated book value
Machinery and equipment	¥ 36,820	¥ 16,131	¥ 20,689
Others	7,827	2,840	4,987
Total	¥ 44,647	¥ 18,971	¥ 25,676

	Thousands of U.S.Dollars		
As of March 31, 2004	Estimated purchase cost	Estimated accumulated depreciation	Estimated book value
Machinery and equipment	$ 348,378	$ 152,626	$ 195,752
Others	74,056	26,871	47,185
Total	$ 422,434	$ 179,497	$ 242,937

Lease payments due under the financing lease transactions whose ownership are not to be transferred as of March 31, 2003 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Due within one year	¥ 6,345	¥ 6,823	$ 64,557
Due after one year	18,341	18,853	178,380
Total	¥ 24,686	¥ 25,676	$ 242,937

Note11-UNREALIZED GAINS (LOSSES) ON DERIVATIVES

The Company group utilizes various derivative financial instruments in order to offset the risks of assets and liabilities due to fluctuations in commodity price, foreign currency exchange rates and interest rate and applies hedge accounting. The Company group does not utilize derivative instruments for speculative purposes.

Principal hedging techniques and items hedged are as follows:

Techniques	Hedged Items
Forward currency contracts and currency option contracts	Import and export of inventories and products
Currency swap contracts	Long-term debt, Borrowings
Interest rate swap contracts and interest rate cap contracts	Long-term debt, Borrowings, Investment in securities, Loans
Commodity forward contracts and commodity swap contracts	Purchase of inventories and sale of products

Unrealized gains (losses) on derivatives as of March 31, 2003 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	**2004**	**2004**
Currency-related transactions	¥ (6)	¥ **97**	$ **918**
Interest rate-related transactions	(44)	**(45)**	**(426)**
Total-unrealized gains (losses)	¥ (50)	¥ **52**	$ **492**

The amounts presented above exclude derivatives accounted for as hedges.

Note12-REORGANIZATION AND RESTRUCTURING COSTS

Reorganization and restructuring costs comprises mainly payment for special retirement benefit of 2,359 million Yen, 1,071 million Yen and 2,631 million Yen (24,894 thousand dollars) and restructuring costs associated with continuing reorganization of 3,581 million Yen, 6,465 million Yen and 25,399 million Yen (240,316 thousand dollars) for the fiscal years ended March 31, 2002, 2003 and 2004, respectively.

In addition, special loss related to closing of retail facilities of 1,274 million Yen is included in reorganization and restructuring costs for the fiscal year ended March 31, 2002.

Note13-SEGMENT INFORMATION

The operations of the Company Group for the fiscal years ended March 31,2002, 2003 and 2004 were summarized by product group as follows:

	Millions of Yen							
As of and for the fiscal year ended March 31, 2002	Petroleum (Japan Energy Group)	Resources and Non-ferrous Metals (Nippon Mining & Metals Group)	Electronic Materials (Nikko Materials Group)	Metal Fabrication (Nikko Metal Manufacturing Group)	Other (Independent Operating Companies and Functional Support Companies)	Total	Eliminations or Corporate	Consolidated
Sales:								
Outside customers	¥1,681,431	¥240,150	¥60,132	¥33,943	¥67,696	¥2,083,352	¥ —	¥2,083,352
Inter-group	3,369	8,017	163	3,259	6,708	21,516	(21,516)	—
Total	1,684,800	248,167	60,295	37,202	74,404	2,104,868	(21,516)	2,083,352
Operating costs and expenses	1,665,882	240,660	63,580	35,871	71,127	2,077,120	(21,516)	2,055,604
Operating income (loss)	18,918	7,507	(3,285)	1,331	3,277	27,748	—	27,748
Income (loss) before special items	13,663	11,488	(4,352)	937	3,669	25,405	—	25,405
Identifiable assets, depreciation and capital expenditures								
Assets	1,082,598	280,996	130,728	60,160	228,193	1,782,675	(86,792)	1,695,883
Depreciation and amortization	30,042	6,624	7,137	2,980	4,093	50,876	—	50,876
Capital expenditures	18,987	6,525	11,361	1,700	5,229	43,802	—	43,802

	Millions of Yen							
As of and for the fiscal year ended March 31, 2003	Petroleum (Japan Energy Group)	Resources and Non-ferrous Metals (Nippon Mining & Metals Group)	Electronic Materials (Nikko Materials Group)	Metal Fabrication (Nikko Metal Manufacturing Group)	Other (Independent Operating Companies and Functional Support Companies)	Total	Eliminations or Corporate	Consolidated
Sales:								
Outside customers	¥1,738,809	¥259,744	¥60,829	¥41,405	¥62,301	¥2,163,088	¥ —	¥2,163,088
Inter-group	5,017	12,600	868	3,797	7,616	29,898	(29,898)	—
Total	1,743,826	272,344	61,697	45,202	69,917	2,192,986	(29,898)	2,163,088
Operating costs and expenses	1,711,491	269,795	64,383	39,158	67,951	2,152,778	(29,946)	2,122,832
Operating income (loss)	32,335	2,549	(2,686)	6,044	1,966	40,208	48	40,256
Income (loss) before special items	24,767	9,755	(5,890)	5,630	2,624	36,886	82	36,968
Identifiable assets, depreciation and capital expenditures								
Assets	1,030,101	278,358	126,705	59,232	236,604	1,731,000	(102,277)	1,628,723
Depreciation and amortization	28,123	7,096	6,288	3,001	4,572	49,080	(118)	48,962
Capital expenditures	19,860	6,179	4,276	1,742	6,259	38,316	86	38,402

As of and for the fiscal year ended March 31, 2004	Millions of Yen							
	Petroleum (Japan Energy Group)	Resources and Non-ferrous Metals (Nippon Mining & Metals Group)	Electronic Materials (Nikko Materials Group)	Metal Fabrication (Nikko Metal Manufacturing Group)	Other (Independent Operating Companies and Functional Support Companies)	Total	Eliminations or Corporate	Consolidated
Sales:								
Outside customers	¥1,745,635	¥295,571	¥71,192	¥41,721	¥60,470	¥2,214,589	¥ —	¥2,214,589
Inter-group	5,365	18,439	2,648	5,850	5,721	38,023	(38,023)	—
Total	1,751,000	314,010	73,840	47,571	66,191	2,252,612	(38,023)	2,214,589
Operating costs and expenses	1,713,241	308,968	73,408	40,249	67,382	2,203,248	(39,056)	2,164,192
Operating income (loss)	37,759	5,042	432	7,322	(1,191)	49,364	1,033	50,397
Income (loss) before special items	35,957	13,798	(2,601)	7,283	(1,428)	53,009	728	53,737
Identifiable assets, depreciation and capital expenditures								
Assets	992,485	313,574	107,336	57,014	208,566	1,678,975	(106,446)	1,572,529
Depreciation and amortization	26,605	7,021	6,401	2,812	3,105	45,944	(82)	45,862
Capital expenditures	13,835	7,718	3,809	2,289	3,938	31,589	18	31,607

	Thousands of U.S. Dollars							
As of and for the fiscal year ended March 31, 2004	Petroleum (Japan Energy Group)	Resources and Non-ferrous Metals (Nippon Mining & Metals Group)	Electronic Materials (Nikko Materials Group)	Metal Fabrication (Nikko Metal Manufacturing Group)	Other (Independent Operating Companies and Functional Support Companies)	Total	Eliminations or Corporate	Consolidated
Sales:								
Outside customers	$16,516,558	$2,796,584	$673,593	$394,749	$572,145	$20,953,629	$ —	$20,953,629
Inter-group	50,762	174,463	25,054	55,351	54,130	359,760	(359,760)	—
Total	16,567,320	2,971,047	698,647	450,100	626,275	21,313,389	(359,760)	20,953,629
Operating costs and expenses	16,210,058	2,923,342	694,560	380,821	637,544	20,846,325	(369,534)	20,476,791
Operating income (loss)	357,262	47,705	4,087	69,279	(11,269)	467,064	9,774	476,838
Income (loss) before special items	340,212	130,552	(24,610)	68,909	(13,511)	501,552	6,888	508,440
Identifiable assets, depreciation and capital expenditures								
Assets	9,390,529	2,966,922	1,015,574	539,446	1,973,375	15,885,846	(1,007,154)	14,878,692
Depreciation and amortization	251,727	66,430	60,564	26,606	29,378	434,705	(776)	433,929
Capital expenditures	130,902	73,025	36,039	21,658	37,260	298,884	170	299,054

Note14-SUBSEQUENT EVENTS

On June 25, 2004, the General Shareholders' Meeting of the Company approved the following appropriation of Capital Surplus:

	Millions of Yen	Thousands of U.S. Dollars
Cash dividends(6.0 Yen per share)	¥ 4,079	$ 38,594

ChuoAoyama PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

Kasumigaseki Bldg. 32nd Floor
3-2-5, Kasumigaseki, Chiyoda-ku,
Tokyo 100-6088, Japan

Report of Independent Auditors

To the Board of Directors of
Nippon Mining Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Nippon Mining Holdings, Inc. (formerly Japan Energy Corporation) and its subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2004, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nippon Mining Holdings, Inc. and its subsidiaries as of March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles and practices generally accepted in Japan (see Note 1).

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan
June 25, 2004

Group Companies

(As of March 31, 2004)

● Equity-method affiliated company
% Including indirect investment percentage

■ Petroleum (Japan Energy Group)

JAPAN ENERGY CORPORATION	100.0%
JAPAN ENERGY Development Co., Ltd.	100.0%
Kashima Oil Co., Ltd.	53.5%
JOMO-NET Sapporo Co., Ltd.	100.0%
JOMO-NET Tohoku Co., Ltd.	100.0%
JOMO-NET Kitakanto Co., Ltd.	100.0%
JOMO-NET Higashitokyo Co., Ltd.	100.0%
JOMO-NET Nishitokyo Co., Ltd.	100.0%
JOMO-NET Minamikanto Co., Ltd.	100.0%
JOMO-NET Tokai Co., Ltd.	100.0%
JOMO-NET Kansai Co., Ltd.	100.0%
JOMO-NET Kyoto Co., Ltd.	100.0%
JOMO-NET Sanyo Co., Ltd.	100.0%
JOMO-NET Kyushu Co., Ltd.	100.0%
JOMO Retail Service Co., Ltd.	100.0%
J-Quest Co., Ltd.	100.0%
JOMO Sun Energy Co., Ltd.	100.0%
JAPAN ENERGY (Singapore) PTE. LTD	100.0%
Nikko Liquefied Gas Co., Ltd.	51.0%
Kyo-Pro Co., Ltd.	100.0%
JOMO-Pro Kanto Co., Ltd.	100.0%
Nikko Petrochemicals Co., Ltd. (Absorbed by Japan Energy in April 2004)	100.0%
Petrocokes, Ltd.	70.0%
Irvine Scientific Sales Co., Ltd.	100.0%
Nissho Shipping Co., Ltd.	72.0%
Nippon Tanker Co., Ltd.	100.0%
NICHIYO ENGINEERING Corporation	100.0%
JOMO Enterprise Co., Ltd.	100.0%
JOMO Support System Co., Ltd.	100.0%
● NK Curex Co., Ltd.	51.0%
● Abu Dhabi Oil Co., Ltd.	25.6%
● United Petroleum Co., Ltd.	35.0%
● NMC Pearl River Mouth Oil Development Co., Ltd.	50.0%
● Southern Highlands Petroleum Co., Ltd.	30.0%

■ Resources and Non-ferrous Metals (Nippon Mining & Metals Group)

Nippon Mining & Metals Co., Ltd.	100.0%
Nippon Mining of Netherlands B.V.	100.0%
Nippon LP Resources B.V.	60.0%
ANT Minerals Pty. Ltd.	60.0%
Toyoha Mines Co., Ltd.	100.0%
Kasuga Mines Co., Ltd.	100.0%
Japan Korea Joint Smelting Co., Ltd.	80.0%
Pan Pacific Copper Co., Ltd.	66.0%
Pan Pacific Copper Taiwan Co., Ltd.	100.0%
Pan Pacific Copper Shanghai Co., Ltd.	100.0%
Japan Copper Casting Co., Ltd.	65.0%
Kurobe Nikko Galva Co., Ltd.	91.1%
Nikko Shoji Co., Ltd.	100.0%
Nikko Art & Craft Co., Ltd.	100.0%
Nikko Environmental Services Co., Ltd.	100.0%
Tomakomai Chemical Co., Ltd.	100.0%
Nikko Tsuruga Recycle Co., Ltd.	100.0%
Nikko Mikkaichi Recycle Co., Ltd.	100.0%
Nikko Polytech Co., Ltd.	60.0%
Nippon Marine Co., Ltd.	100.0%
Circum Pacific Navigation Co., Ltd.	100.0%
Nikko Logistics Partners Co., Ltd.	75.0%
Nissho Kou-un Co., Ltd.	100.0%
Nikko Exploration and Development Co., Ltd.	100.0%
Nikko Drilling Co., Ltd.	100.0%
● Minera Los Pelambres	25.0%
● Japan Collahuasi Resources B.V.	30.0%
● JECO Corporation	20.0%
● LG-Nikko Copper Inc.	46.0%
● Akita Zinc Co., Ltd.	24.0%
● Hachinohe Smelting Co., Ltd.	27.8%
● Hitachi Wire Rod Co., Ltd.	20.0%
● Changzhou Jinyuan Copper Co., Ltd.	40.0%
● Tatsuta Electric Wire and Cable Co., Ltd.	33.7%
● Toho Titanium Co., Ltd.	37.8%

■ Electronic Materials (Nikko Materials Group)

Nikko Materials Co., Ltd.	100.0%
Nikko Materials USA Inc.	100.0%
GNF(PHILIPPINES) Inc. (Changed its name to Nikko Materials Philippines Inc. in May 2004.)	100.0%
Nikko Metal Plating Co., Ltd.	100.0%

■ Metal Fabrication (Nikko Metal Manufacturing Group)

Nikko Metal Manufacturing Co., Ltd.	100.0%
Fuji Electronics Co., Ltd.	91.9%
Fuji Electronics Dongguan Co., Ltd.	100.0%
Nikko Coil Center Co., Ltd.	100.0%
Woojin Precision Industry Co., Ltd.	86.7%
Nippon Precision Technology (Malaysia) Sdn. Bhd.	80.5%
Nippon Mining Singapore Pte. Ltd.	100.0%
Nippon Mining Taiwan Co., Ltd.	100.0%
Nippon Mining Shanghai Co., Ltd.	100.0%
● Poongsan-Nikko Tin Plating Corporation	40.0%

■ Other (Independent Operating Companies and Functional Support Companies)

am/pm JAPAN Co., Ltd.	87.8%
Central Computer Services Co., Ltd.	95.5%
Automax Co., Ltd.	100.0%
Nippon Mining Finance Co., Ltd.	100.0%
Nippon Mining Research & Technology Co., Ltd.	100.0%
Nippon Mining Business Support Co., Ltd.	100.0%
Nippon Mining Ecomanagement, Inc.	100.0%
Nippon Mining Insurance Services Co., Ltd.	100.0%
● Maruwn Corporation	46.3%

Corporate Data

■ Board of Directors and Corporate Auditors (As of June 25, 2004)

Chairman and Representative Director
- Akihiko Nomiyama

President and Representative Director
- Yasuyuki Shimizu

Managing Director
- Satoshi Uno

Directors
- Takeshi Inoue
- Toru Kihara
- Fumio Ito
- Kiyonobu Sugiuchi
- Mitsunori Takahagi (non-executive)
- Kazuo Oki (non-executive)
- Masanori Okada (non-executive)
- Yoshimasa Adachi (non-executive)
- Yukio Uchida (non-executive)

Auditors
- Sota Kobayashi (full-time)
- Chihiro Yamaguchi (full-time)
- Shinji Ono (full-time)
- Shigeru Mase

Senior Officers
- Ryuyo Sato
- Nobuyuki Yamaki

Corporate History

1905	Fusanosuke Kuhara purchases the Hitachi Mine in Ibaraki, Japan
1908	Construction of smelter begins in Hitachi [now, Nippon Mining & Metals Co., Ltd., Hitachi Works (Ibaraki, Japan)]
1912	Kuhara Mining Co., Ltd. established to incorporate previous activities
1914	The Company expands into oil field exploration
1916	Saganoseki Smelter and Refinery [now, Nippon Mining & Metals Co., Ltd., Saganoseki Smelter & Refinery (Oita, Japan)] begins operations
1928	Kuhara Mining Co., Ltd. changes its name to Nippon Sangyo Co., Ltd.
1929	Nippon Mining Co., Ltd. established, assumes Nippon Sangyo's smelting and refining operations
1939	The Company expands into oil refining business with the purchase of Funakawa Oil Refinery [now, JAPAN ENERGY Corporation, Funakawa Works (Akita, Japan)]
1950	Metal fabrication operations inaugurated at Kawasaki Plant [now, Nikko Metal Manufacturing Co., Ltd., Kurami Works, Kawasaki Plant (Kanagawa, Japan)]
1959	Production of natural gas commences at Nakajo Gas Field [now, JAPAN ENERGY Development Co., Ltd., Nakajo Plant (Niigata, Japan)]
1961	Mizushima Oil Refinery begins operations [now, JAPAN ENERGY Corporation, Mizushima Oil Refinery (Okayama, Japan)]
1964	Kurami Works begins operations [now, Nikko Metal Manufacturing Co., Ltd., Kurami Works (Kanagawa, Japan)]
1965	Kyodo Oil Co., Ltd. established
1969	Sodegaura Lubricants Plant [now, JAPAN ENERGY Corporation, Sodegaura Plant (Chiba, Japan)] begins operations
1979	Chita Oil Co., Ltd. (formerly Toa Kyoseki) acquired (Business of Chita Oil Co., Ltd. transferred to Nippon Mining Co., Ltd. in 1983)
1992	Nippon Mining & Metals Co., Ltd. established, assumes Nippon Mining's metal resource development, smelting and refining, and metal fabrication operations Nippon Mining Co., Ltd. and Kyodo Oil Co., Ltd. merge to create Nikko Kyodo Co., Ltd.
1993	Nikko Kyodo Co., Ltd. changes its name to Japan Energy Corporation
1998	Nippon Mining & Metals Co., Ltd. listed on the First Section of the Tokyo Stock Exchange
1999	Kashima Oil Co., Ltd. becomes a subsidiary of Japan Energy Nikko Materials Co., Ltd. established
2002	Nippon Mining Holdings, Inc. established
2003	Nikko Metal Manufacturing Co., Ltd. established (Nippon Mining & Metals Co., Ltd. separated metal fabrication from metal operations)

Share Information

(As at March 31, 2004)

■ Corporate Profile

Corporate Name	Nippon Mining Holdings, Inc.
Head Office	2-10-1, Toranomon, Minato-ku, Tokyo, Japan 105-0001
Founded	September 27, 2002
Capital	¥40.0 billion

■ Group Overview

Net Sales	¥2,214.6 billion (Fiscal 2004)
Total Assets	¥1,572.5 billion (Fiscal 2004)
Number of Group Companies	113*
Employees (Consolidated)	9,858

* Consolidated subsidiaries and equity method affiliated companies

■ Share Information

Number of Shares Issued	848,462,002
Number of Shareholders	105,787
Types of Shareholders	



Individuals 17.46%
Financial Institutions 37.76%
Domestic Corporations 12.23%
Overseas Investors 12.29%
Securities Companies 0.37%
Others 0.02%
Treasury stock 19.87%

■ Major Shareholders

Name	Number of Shares Held (Thousands)	Percentage of Total Issued Shares (%)
The Master Trust Bank of Japan, Ltd. (Held in trust account)	76,834	11.4
Japan Trustee Services Bank, Ltd. (Held in trust account)	75,166	11.2
Fuji Oil Co., Ltd.	50,020	7.4
Mizuho Corporate Bank, Ltd.	22,172	3.3
Teikoku Oil Co., Ltd.	14,477	2.2
Sompo Japan Insurance Inc.	13,982	2.1
UFJ Trust Bank Ltd. (Held in trust account A)	9,446	1.4
Sumitomo Mitsui Banking Corporation	8,440	1.3
The Chuo Mitsui Trust and Banking Co., Ltd.	8,276	1.2
Trust & Custody Services Bank, Ltd. (Held in trust account B)	8,253	1.2

Note: Shares held in treasury amounted to 168,578,384 shares as of March 31, 2004

■ Share Price Range and Trading Volume



(Yen)
600
500
400
300
200
100
0
(Shares)
100,000,000
50,000,000
0
10
11
12
1
2
3
4
5
6
7
8
9
10
11
12
1
2
3
4
5
2002
2003
2004

NIPPON MINING HOLDINGS, INC.
2-10-1 Toranomon, Minato-ku, Tokyo, 105-0001 Japan
TEL:03-5573-5123
http://www.shinnikko-hd.co.jp

This Annual Report is printed on 100% recycled paper
Printed in Japan

File No.82-34805
Exhibit 10

November 11,2004

Consolidated Interim Summary Report for the year ending March 31, 2005

NIPPON MINING HOLDINGS, INC (URL:http://www.shinnikko-hd.co.jp)

Code No. : 5016
Stock Listings : Tokyo, Osaka , Nagoya
Address of head office : 10-1, Toranomon 2-chome, Minato-ku, Tokyo
Contact to : IR and Public Relations Department Telephone number : (03) 5573 - 5118
Date of Interim Board of Directors : November 11, 2004
This Financial Statement is prepared in accordance with accounting principles generally accepted in Japan.

1. Operating results for the six-months ended September 30, 2004 (the period from April 1, 2004 to September 30, 2004)

(1) Operating results

	Sales		Operating Income		Income before special items	
	millions of yen	%	millions of yen	%	millions of yen	%
For the six-months ended September 30, 2004	1,170,144	[11.2]	47,193	[155.1]	54,438	[181.4]
For the six-months ended September 30, 2003	1,052,365	[4.1]	18,500	[52.0]	19,344	[70.9]
For the year ended March 31,2004	2,214,589		50,397		53,737	

	Net Income		Primary EPS		Fully diluted EPS	
	millions of yen	%	yen	sen	yen	sen
For the six-months ended September 30, 2004	18,001	[333.4]	24	62	-	-
For the six-months ended September 30, 2003	4,153	[83.4]	6	12	-	-
For the year ended March 31,2004	14,854		21	71	-	-

Note: 1.Equity in income of non-consolidated subsidiaries and affiliates
For the six-months ended September 30, 2004 : 12,933 millions of yen, For the six-months ended September 30, 2003 : 5,922 millions of yen,
For the year ended March 31,2004 : 10,976 millions of yen

2.Average number of shares issued(consolidated)
For the six-months ended September 30, 2004 * : 731,179,229 shares, For the six-months ended September 30, 2003 : 678,941,023 shares,
For the year ended March 31,2004 : 678,928,690 shares
* In August 2004, 168,165,500 shares of treasury stock were offered.

3.Change of accounting method : Accounting for the valuation of inventory ,
Early adoption of a new accounting standard for impairment accounting for fixed assets

4.This represents a percentage of an increase or a decrease from the previous interim period.

(2) Financial position

	Total Assets	Total Shareholders' Equity
	millions of yen	millions of yen
As of September 30, 2004	1,574,581	319,277
As of September 30, 2003	1,586,402	222,659
As of March 31,2004	1,572,529	233,742

	Net Worth Ratio	Shareholders' Equity Per Share	
	%	yen	sen
As of September 30, 2004	20.3	376	85
As of September 30, 2003	14.0	327	95
As of March 31,2004	14.9	344	01

Note: Number of shares issued at end of period(consolidated)
For the six-months ended September 30, 2004* : 847,216,377 shares, For the six-months ended September 30, 2003 : 678,934,066 shares,
For the year ended March 31,2004 : 679,123,537 shares
* In August 2004, 168,165,500 shares of treasury stock were offered.

(3) Cash Flows

	Cash flows from operating activities	Cash flows from investing activities
	millions of yen	millions of yen
For the six-months ended September 30, 2004	(13,490)	(9,658)
For the six-months ended September 30, 2003	9,926	2,743
For the year ended March 31,2004	106,182	4,530

	Cash flows from financing activities	Cash and cash equivalents at end of period
	millions of yen	millions of yen
For the six-months ended September 30, 2004	4,702	52,624
For the six-months ended September 30, 2003	(19,606)	70,507
For the year ended March 31,2004	(115,794)	71,347

(4) Consolidation group

Consolidated subsidiaries	110	(Japan Energy Corp., Nippon Mining & Metals Co.,Ltd., Nikko Materials Co.,Ltd., Nikko Metal Manufacturing Co., Ltd.,etc.)
Non-consolidated subsidiaries accounted for by equity method	1	(N.K.Curex Co.,Ltd.)
Affiliated companies accounted for by equity method	18	(LG-Nikko Copper Inc., Minera Los Pelambres., etc.)

(5) Change of reporting entities and the equity method

Consolidation (newly included)	20	(Golden Pacific Maritime S.A. Nikko Real Estate Co.,Ltd., NMC Pearl River Mouth Oil Development Co.,Ltd., etc.)
(excluded)	3	(Nikko Petrochemicals Co.,Ltd., am/pm JAPAN Co., Ltd., etc.)
Equity method (newly included)	1	(am/pm JAPAN Co., Ltd.)
(excluded)	2	(NMC Pearl River Mouth Oil Development Co.,Ltd. Southern Highlands Petroleum Co., Ltd.)

2. Projection of operating results for the fiscal year ending March 31, 2005 (the period from April 1, 2004 to March 31, 2005)

	Sales	Income before special items	Net Income
	millions of yen	millions of yen	millions of yen
For the year ending March 31, 2005	2,405,000	105,000	32,000

(information purpose) Projection of Earnings Per Share 37 yen 77 sen

*This projection is based on information available as of November 11, 2004.
The information is subject to change due to changes in the business environment.

Consolidated Balance Sheet

Account Title	Fiscal 2004(interim) (As of September 30, 2004)		Fiscal 2003 (As of March 31,2004)		Increase (Decrease)	Fiscal 2003(interim) (As of September 30,2003)	
	millions of yen	%	millions of yen	%	millions of yen	millions of yen	%
Assets	**1,574,581**	**100.0**	**1,572,529**	**100.0**	**2,052**	**1,586,402**	**100.0**
Current Assets	*649,568*	*41.3*	*598,834*	*38.1*	*50,734*	*581,383*	*36.6*
Cash and time deposits	52,673		71,288		(18,615)	70,818	
Notes and accounts receivable	252,106		240,300		11,806	205,885	
Securities	23		433		(410)	626	
Inventories	290,781		218,671		72,110	229,497	
Other current assets	55,090		69,951		(14,861)	76,212	
Allowance for doubtful accounts	(1,105)		(1,809)		704	(1,655)	
Fixed Assets	*925,013*	*58.7*	*973,695*	*61.9*	*(48,682)*	*1,005,019*	*63.4*
Property, plant and equipment	607,344		618,322		(10,978)	629,917	
Buildings and structures	145,425		165,720		(20,295)	170,594	
Machinery and equipment	144,853		123,983		20,870	125,835	
Land	293,049		306,299		(13,250)	310,867	
Other	24,017		22,320		1,697	22,621	
Intangible assets	70,937		77,249		(6,312)	84,903	
Investments and other long-term assets	246,732		278,124		(31,392)	290,199	
Investments in securities	174,257		174,359		(102)	177,694	
Other	73,367		106,457		(33,090)	115,397	
Allowance for doubtful accounts	(892)		(2,692)		1,800	(2,892)	
Total Assets	*1,574,581*	*100.0*	*1,572,529*	*100.0*	*2,052*	*1,586,402*	*100.0*
Liabilities	**1,219,034**	**77.4**	**1,299,727**	**82.6**	**(80,693)**	**1,324,410**	**83.5**
Current Liabilities	*700,719*	*44.5*	*751,311*	*47.7*	*(50,592)*	*750,712*	*47.3*
Notes and accounts payable	229,396		233,439		(4,043)	182,686	
Short-term borrowing	292,760		333,166		(40,406)	405,892	
Current portion of bonds	1,900		1,000		900	1,000	
Accounts payable, other	105,576		111,408		(5,832)	96,571	
Other current liabilities	71,087		72,298		(1,211)	64,563	
Long-term Liabilities	*518,315*	*32.9*	*548,416*	*34.9*	*(30,101)*	*573,698*	*36.2*
Bonds	53,600		56,400		(2,800)	56,400	
Long-term debt	339,167		363,461		(24,294)	390,137	
Accrued retirement benefits	56,807		62,004		(5,197)	61,435	
Allowance for periodic repair works	14,531		14,052		479	14,318	
Other long-term liabilities	54,210		52,499		1,711	51,408	
Minority Interest in Consolidated Subsidiaries	**36,270**	**2.3**	**39,060**	**2.5**	**(2,790)**	**39,333**	**2.5**
Shareholders' Equity	**319,277**	**20.3**	**233,742**	**14.9**	**85,535**	**222,659**	**14.0**
Common stock	*40,000*	*2.5*	*40,000*	*2.5*	-	*40,000*	*2.5*
Capital surplus	*201,379*	*12.8*	*149,320*	*9.5*	*52,059*	*149,307*	*9.4*
Retained earnings	*62,454*	*4.0*	*43,687*	*2.8*	*18,767*	*30,487*	*1.9*
Surplus from land revaluation	*(2,420)*	*(0.2)*	*(2,350)*	*(0.1)*	*(70)*	*1,658*	*0.1*
Unrealized gain on marketable securities	*21,376*	*1.4*	*26,148*	*1.7*	*(4,772)*	*21,544*	*1.4*
Accumulated translation adjustment	*(3,232)*	*(0.2)*	*(4,141)*	*(0.3)*	*909*	*(1,366)*	*(0.1)*
Less:Treasury stock, at cost	*(280)*	*(0.0)*	*(18,922)*	*(1.2)*	*18,642*	*(18,971)*	*(1.2)*
Total liabilities , minority interest in consolidated subsidiaries and shareholders' equity	*1,574,581*	*100.0*	*1,572,529*	*100.0*	*2,052*	*1,586,402*	*100.0*

Consolidated Statements of Income

Account title	Fiscal 2004 (interim) (from April 1,2004 to September 30,2004)		Fiscal 2003 (interim) (from April 1,2003 to September 30,2003)		Increase (Decrease)	Fiscal 2003 (from April 1, 2003 to March 31, 2004)	
	millions of yen	%	millions of yen	%	millions of yen	millions of yen	%
Operating income							
Net sales	1,170,144	100.0	1,052,365	100.0	117,779	2,214,589	100.0
Cost of sales	1,030,508	88.1	939,572	89.3	90,936	1,974,059	89.1
Selling, general and administrative expenses	92,443	7.9	94,293	8.9	(1,850)	190,133	8.6
Operating income	*47,193*	*4.0*	*18,500*	*1.8*	28,693	*50,397*	2.3
Other income	18,734	*1.6*	12,704	*1.2*	6,030	25,891	*1.1*
Interest and dividend income	1,491		1,810		(319)	3,180	
Amortization of consolidation adjustment account	2,422		2,284		138	4,623	
Equity in income of non-consolidated subsidiaries and affiliates	12,933		5,922		7,011	10,976	
Other	1,888		2,688		(800)	7,112	
Other expenses	11,489	*0.9*	11,860	*1.2*	(371)	22,551	*1.0*
Interest expenses	6,529		7,802		(1,273)	14,643	
Other	4,960		4,058		902	7,908	
Income before special items	*54,438*	*4.7*	*19,344*	*1.8*	35,094	*53,737*	*2.4*
Special profit	18,543	*1.6*	9,126	*0.9*	9,417	15,754	*0.7*
Gain on sales of fixed assets	1,053		-		1,053	3,697	
Gain on maturities of investments in securities	-		8,454		(8,454)	8,454	
Gain on sales of investments in securities	4,570		586		3,984	2,431	
Gain on change in equity of consolidated subsidiaries	7,000		-		7,000	-	
Amortization of prior service cost	5,561		-		5,561	-	
Other	359		86		273	1,172	
Special loss	32,242	*2.8*	30,116	*2.9*	2,126	47,886	*2.1*
Loss on disposal of fixed assets	6,701		3,788		2,913	11,909	
Impairment losses	18,420		-		18,420	-	
Loss on write-down of investments in securities	31		814		(783)	1,090	
Reorganization and restructuring costs	6,018		24,488		(18,470)	28,030	
Loss on write-down of goodwill	-		-		-	3,182	
Other	1,072		1,026		46	3,675	
Income before income taxes	*40,739*	*3.5*	*(1,646)*	*(0.2)*	42,385	*21,605*	*1.0*
Income taxes	8,725	*0.8*	6,979	*0.6*	1,746	15,800	*0.7*
Deferred income tax	8,995	*0.8*	(14,641)	*(1.4)*	23,636	(12,938)	*(0.6)*
Minority interest in net earnings of consolidated subsidiaries	(5,018)	*(0.4)*	(1,863)	*(0.2)*	(3,155)	(3,889)	*(0.2)*
Net income	*18,001*	*1.5*	*4,153*	*0.4*	13,848	*14,854*	*0.7*

Consolidated Statement of Retained Earnings

(millions of yen)

Account Title	Fiscal 2004(interim) (from April 1, 2004 to September 30, 2004)	Fiscal 2003(interim) (from April 1, 2003 to September 30, 2003)	Fiscal 2003 (from April 1, 2003 to March 31, 2004)
Capital Surplus:			
Balance at beginning of year	149,320	149,307	149,307
Increase in capital surplus	56,162	0	13
Gain on disposition of treasury stock *	56,162	0	13
Decrease in capital surplus	4,103	-	-
Cash dividends paid	4,079	-	-
Bonuses to directors	24	-	-
Balance at end of year (period)	201,379	149,307	149,320
Retained Earnings:			
Balance at beginning of year	43,687	(21,406)	(21,406)
Increase in retained earnings	19,061	55,346	68,546
Net income	18,001	4,153	14,854
Increase arising from change of consolidated subsidiaries	990	35	35
Increase arising from change of affiliates accounted for by equity method	-	1,440	1,440
Increase arising from merger of consolidated subsidiaries	-	-	156
Reclassification with surplus from land revaluation **	70	49,718	52,061
Decrease in retained earnings	294	3,453	3,453
Cash dividends paid	-	2,720	2,720
Bonuses to directors	97	54	54
Decrease arising from change of consolidated subsidiaries	197	679	679
Balance at end of year (period)	62,454	30,487	43,687

The contents are as follows.

* *This resulted mainly from the offering of treasury stock (168,165,500 shares) in August ,2004*

** *This resulted from the establishement of Japan Energy corporation (a split-off of the petroleum business from the former Japan Energy Corporation.)*

Consolidated Statement of Cash Flows

Account title	Fiscal 2004(interim) (from April 1, 2004 to September 30, 2004)	Fiscal 2003(interim) (from April 1, 2003 to September 30, 2003)	Fiscal 2003 (from April 1, 2003 to March 31, 2004)
	millions of yen	millions of yen	millions of yen
Cash flows from operating activities			
Income before income taxes	40,739	(1,646)	21,605
Depreciation and amortization	23,312	23,964	45,862
Impairment losses	18,420	—	—
Amortization of consolidation adjustment account	(2,266)	(1,918)	(4,040)
Interest and dividend income	(1,491)	(1,810)	(3,180)
Interest expenses	6,529	7,802	14,643
Equity in income of non-consolidated subsidiaries and affiliates	(12,933)	(5,922)	(10,976)
Gain on maturities of investments in securities	—	(8,454)	(8,454)
Gain on sales of investments in securities	(4,570)	(586)	(2,431)
Loss on write-down of investments in securities	31	814	1,090
Loss on sales and disposal of fixed assets	5,648	3,788	8,212
Gain on change in equity of consolidated subsidiaries	(7,000)	—	—
Reorganization and restructuring costs	6,018	24,488	28,030
Increase (decrease) in trade receivables	(10,654)	24,010	(10,952)
Increase in inventories	(69,702)	(13,914)	(3,320)
Decrease (increase) in trade payables	14,473	(17,516)	47,129
Other	(4,381)	(7,863)	399
Subtotal	2,173	25,237	123,617
Interest and dividend received	4,480	1,769	9,593
Interest paid	(6,502)	(7,760)	(14,824)
Payment for special retirement benefits	(458)	(2,519)	(2,631)
Income taxes paid	(13,183)	(6,801)	(9,573)
Net cash provided by (used in) operating activities	(13,490)	9,926	106,182
Cash flows from investing activities			
Payments for acquisition of securities	—	(80)	(80)
Proceeds from maturities or sales of securities	404	1,054	1,242
Payments for acquisition of property,plant and equipment	(22,060)	(12,722)	(28,098)
Proceeds from sales of property,plant and equipment	8,910	2,253	10,576
Payments for acquisition of intangible fixed assets	(912)	(2,460)	(4,017)
Payments for acquisition of investments in securities	(6,596)	(465)	(1,172)
Proceeds from maturities or sales of investments in securities	7,413	13,548	21,461
Proceeds from acquisition of investments in consolidated subsidiaries due to change of consolidation group	1,905	—	—
Increase (decrease) in short-term loans,net	(919)	533	2,638
Payments for lending of long-term loans	(2,323)	(1,140)	(3,803)
Collection of long-term loans	6,777	4,710	7,602
Other	(2,257)	(2,488)	(1,819)
Net cash provided by (used in) investing activities	(9,658)	2,743	4,530
Cash flows from financing activities			
Decrease (increase) in short-term borrowing,net	(24,259)	30,512	(8,084)
Proceeds from borrowing of long-term bank loans and others	3,364	65,116	101,067
Repayments of long-term bank loans and others	(58,022)	(111,816)	(206,019)
Payments for redemption of bonds	(1,900)	—	—
Proceeds from third-party share allotment of consolidated subsidiaries	17,100	—	—
Proceeds from offering of trasury stock	74,840	—	—
Cash dividends paid	(4,079)	(2,720)	(2,720)
Other	(2,342)	(698)	(38)
Net cash provided by (used in) financing activities	4,702	(19,606)	(115,794)
Effect of exchange rate changes on cash and cash equivalents	154	67	(1,042)
Net decrease in cash and cash equivalents	(18,292)	(6,870)	(6,124)
Cash and cash equivalents at beginning of period	71,347	76,294	76,294
Increase due to subsidiaries newly included consolidation	988	1,083	1,177
Decrease due to subsidiaries excluded consolidation	(1,419)	—	—
Cash and cash equivalents at end of period	52,624	70,507	71,347

Segment Information

1. Segment Information summarized by product group

For the six-months ended September 30, 2004 (from April 1, 2004 to September 30, 2004) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	897,943	178,088	45,277	24,336	24,500	1,170,144	-	1,170,144
(2) Inter-group	3,524	10,893	1,429	4,224	4,749	24,819	(24,819)	-
Total	901,467	188,981	46,706	28,560	29,249	1,194,963	(24,819)	1,170,144
Operating costs and expenses	871,535	181,447	39,627	23,132	32,257	1,147,998	(25,047)	1,122,951
Operating income (loss)	29,932	7,534	7,079	5,428	(3,008)	46,965	228	47,193
Income (loss) before special items	26,462	19,457	6,353	5,434	(2,814)	54,892	(454)	54,438

For the six-months ended September 30, 2003 (from April 1, 2003 to September 30, 2003) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	828,675	136,136	35,796	19,507	32,251	1,052,365	-	1,052,365
(2) Inter-group	2,114	7,027	1,347	2,695	4,464	17,647	(17,647)	-
Total	830,789	143,163	37,143	22,202	36,715	1,070,012	(17,647)	1,052,365
Operating costs and expenses	815,393	142,043	38,429	19,426	36,301	1,051,592	(17,727)	1,033,865
Operating income (loss)	15,396	1,120	(1,286)	2,776	414	18,420	80	18,500
Income (loss) before special items	14,555	5,112	(3,547)	2,707	62	18,889	455	19,344

For the year ended March 31, 2004 (from April 1, 2003 to March 31, 2004) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	1,745,635	295,571	71,192	41,721	60,470	2,214,589	-	2,214,589
(2) Inter-group	5,365	18,439	2,648	5,850	5,721	38,023	(38,023)	-
Total	1,751,000	314,010	73,840	47,571	66,191	2,252,612	(38,023)	2,214,589
Operating costs and expenses	1,713,241	308,968	73,408	40,249	67,382	2,203,248	(39,056)	2,164,192
Operating income (loss)	37,759	5,042	432	7,322	(1,191)	49,364	1,033	50,397
Income (loss) before special items	35,957	13,798	(2,601)	7,283	(1,428)	53,009	728	53,737

Note 1. Main products for each group are the following;

Petroleum	: gasoline, naphtha, kerosene, gas oil, heavy fuel oil, liquefied petroleum gas, petrochemicals, lubricating oil, marine transportation(petroleum), engineering, real estate, etc.
Resources and Non-ferrous Metals	: resource development,copper, gold, silver, zinc, sulfuric acid,marine transportation(non-ferrous metals), etc.
Electronic Materials	: copper foils, sputtering targets, compound semiconductor materials, etc
Metal Fabrication	: Wrought copper and copper alloy products, Special steel products, Precision products, etc
Other Operations	: convenience store, information service, etc

Note 2. Accounting changes

Valuation of metal inventories except for gold, silver, platinum and palladium , and of electronic materials inventories

Effective April 1,2004,several consolidated subsidiaries changed the valuation method of metal inventories except for gold, silver, platinum and palladium ,and of electronic materials inventories from the last-in, first-out method to the first-in, first-out method.

The main reason for this change is that the first-in, first-out method is considered to generate more appropriate cost of sales in the consolidated financial statement.

As a result of this change, operating costs and expenses of Resources and Non-ferrous Metals has decreased by ¥1,288 million, operating income and income before special items have increased by the same amount, as compared with the amounts which would have been reported if the previous method had been applied consistently.

Concerning Electronic Materials, operating costs and expenses of has decreased by ¥3,617 million, operating income has increased by the same amount, and income before special items has increased by ¥3,476 million.

Note 3. Early adoption of a new accounting standared for impairment accounting for fixed assets

Effective April 1,2004, the company and its consolidated subsidiaries adopted a new accounting standared for impairment accounting for fixed asset as early adoption of standards was permitted from the fiscal year ended March 31,2004.

The effect of the adoption of this new standard was to decrease income before income taxes by ¥9,713 million for the interim fiscal period ended September 30, 2004

Some of overseas consolidated subsidiaries adopted the accounting standared that was permitted in his countries for impairment accounting for fixed asset, and the effect of this adoption ,the amounts of impairment losses were ¥8,707 million.

2.Segment information summarized by region

For the six-months ended September 30, 2004 and 2003, and the year ended March 31, 2004, operations in Japan have over 90 % share of total sales of whole segment.

3.Overseas sales

For the six-months ended September 30, 2004 and 2003, and the year ended March 31, 2004, overseas sales has less than 10% share of consolidated sales.

Interim Financial Results FY2004

I Interim Results FY2004

II Annual Forecasts FY2004

III Balance Sheet, Cash Flows etc.

Nippon Mining Holdings, INC.

November 11, 2004

※Statements which are not an historical fact are future projections made based on certain assumptions and our management's judgment drawn from currently available information. Please note that actual performance may vary significantly from any particular projection, due to various factors.

I Interim Results FY2004

1. Operating Results (consolidated)

(Billions of Yen)

	FY2004 1H	FY2003 1H	Differences
Net Sales	1,170.1	1,052.4	(○)117.8
Operating Income (Loss)	47.2	18.5	(○)28.7
Other Income (Expenses)	7.2	0.8	(○) 6.4
Ordinary Income (Loss)	54.4	19.3	(○)35.1
Special Profit (Loss)	(13.7)	(21.0)	(○) 7.3
Income Taxes	17.7	(7.7)	(×)25.4
Minority Interest	5.0	1.9	(×) 3.2
Net Income (Loss)	18.0	4.2	(○)13.8

(1) Scope of Consolidation

① Consolidated subsidiaries 110 (20 additions, 3 reductions)

② Equity method affiliates 19 (1 addition, 2 reductions)

(2) Factors in ¥35.1 billion increase in the ordinary income

① Operating Income (○) ¥ 28.7bn

Petroleum (0)14.5bn
Resources & Non-ferrous Metals (0)6.4bn
Electronic Materials (0)8.4bn
Metal Fabrication (0)2.7bn
Others (X)3.3bn

② Other Income(Expenses) (○) ¥6.4bn

- Interest and dividend income (×) ¥0.3bn
- Amortization of consolidation adjustment account (○) 0.1bn
- Equity in income of non-consolidated subsidiaries and affiliates (○) ¥7.0bn
- Interest expenses (○) 1.3bn
- Others (×) ¥1.7bn

(3) Breakdown of Special Income (Loss) (¥13.7bn)

- Gain on sales of fixed assets ¥1.1bn
- Gain on sales of investments in securities ¥4.6bn
- Gain on change in equity of consolidated subsidiaries ¥7.0bn
- Amortization of prior service cost ¥5.6bn
- Loss on disposal of fixed assets (¥6.7bn)
- Impairment losses (¥18.4bn)
- Reorganization and restructuring costs (¥6.0bn)
- Others (¥0.7bn)

(4) Segments

(Billions of Yen)

		FY2004 1H	FY2003 1H	Differences
Petroleum (Japan Energy Group)	Net Sales	901.5	830.8	(0)70.7
	Operating Income	29.9	15.4	(0)14.5
	Ordinary Income	26.5	14.6	(0)11.9
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	Net Sales	189.0	143.2	(0)45.8
	Operating Income	7.5	1.1	(0)6.4
	Ordinary Income	19.5	5.1	(0)14.3
Electronic Materials (Nikko Materials Group)	Net Sales	46.7	37.1	(0)9.6
	Operating Income (Loss)	7.1	(1.3)	(0)8.4
	Ordinary Income(Loss)	6.4	(3.5)	(0)9.9
Metal Fabrication (Nikko Metal Manufacturing Group)	Net Sales	28.6	22.2	(0)6.4
	Operating Income	5.4	2.8	(0)2.7
	Ordinary Income	5.4	2.7	(0)2.7
Others (Independent Operating Companies & Functional Support Companies)	Net Sales	29.2	36.7	(X)7.5
	Operating Income (Loss)	(2.8)	0.5	(X)3.3
	Ordinary Income(Loss)	(3.3)	0.5	(X)3.8
Eliminations	Net Sales	(24.8)	(17.6)	(X)7.2
Total	Net Sales	1,170.1	1,052.4	(0)117.8
	Operating Income	47.2	18.5	(0)28.7
	Ordinary Income	54.4	19.3	(0)35.1

※Net Sales by segments include inter-segment sales.
※Income of eliminations and corporate included in Others.

(5)Key Data

		FY2004 1H	FY2003 1H	Differences
All Segments	Exchange Rate (¥/$)	110	118	(-) 8
Petroleum	Dubai Spot Price ($/BBL)	34.8	25.5	(+)9.3
	Market Price of Paraxylene ($/t)	806	608	(+)198
Resources & Non-ferrous Metals	Market Price of Copper (¢/lb)	128	77	(+)51
	Electrolytic Copper Sales (1000 tones)	313	301	(+)12
Electronic Materials	Electrodeposited Copper Foil Sales (tones/month)	2,735	2,367	(+)368
	Treated Rolled Copper Foil Sales (1000 meters/month)	4,102	2,743	(+)1,359
	ITO Target Sales (tones/month)	19.1	11.7	(+)7.4
Metal Fabrication	Wrought copper products (1000tones)	19	18	(+) 1
	Special Steel Products (1000tones)	6	5	(+) 1
	High Quality Products Ratio	30%	20%	(+)10%

2. Information by Segments

<1> Petroleum (Japan Energy Group)

(1) Operating Results

(Billions of Yen)

	2004 1H	2003 1H	Differences
Net Sales	901.5	830.8	(○) 70.7
Operating Income	29.9	15.4	(○) 14.5
Ordinary Income	26.5	14.6	(○) 11.9

< Factors in ¥11.9bn increase in the ordinary income >

- Influence of inventories (○)¥12.2bn (03/1H:△1.0bn→04/1H:+11.2bn)
- Mid-term management program (○) ¥3.0bn
- Petrochemical improvements (○) ¥7.0bn
- Sales decrease in C heavy fuel oil for electronics power generation and others (×)¥7.7bn
- Other income and expenses (×)¥2.6bn

(2) Sales volume and growth rate

	Domestic sales volume (thousand of KL)			Growth rate (04/1H vs. 03/1H)
	04/1H	03/1H	Differences	
Gasoline	3,260	3,169	92	102.9%
Naphtha	1,495	1,515	△20	98.7%
Jet Fuel	365	367	△2	99.4%
Kerosene	721	649	72	111.1%
Gas Oil	2,167	2,165	2	100.1%
A Heavy Fuel	1,171	937	234	125.0%
C Heavy Fuel	1,114	1,260	△146	88.4%
Total	10,293	10,062	231	102.3%
Gasoline & Middle Distillation	7,319	6,920	399	105.8%

(3) Refining volume of crude oil and utilization rate of crude oil distillation units

(millions of KL)

		FY2004			FY2003				
		Apr-Jun	Jul-Sep	Total	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
Group Total	Refining Volume	6.30	6.70	13.00	7.07	6.45	6.91	7.38	27.81
	Utilization Rate	74%	78%	76%	84%	76%	81%	88%	82%
	Comparison with Previous Year	89%	104%	96%	121%	100%	99%	100%	105%
Mizushima	Refining Volume	2.93	2.46	5.38	2.63	2.44	2.32	2.81	10.21
	Utilization Rate	99%	82%	91%	91%	84%	79%	97%	88%
	Comparison with Previous Year	111%	100%	106%	101%	97%	88%	100%	96%
Kashima	Refining Volume	1.60	2.29	3.90	2.46	2.18	2.63	2.61	9.87
	Utilization Rate	58%	83%	70%	89%	79%	95%	95%	89%
	Comparison with Previous Year	65%	105%	84%	166%	96%	106%	101%	112%

☆Capacity of Japan Energy Group's Refinery

Japan Energy Mizushima Refinery : 205,200Barrels/Day

Kashima Oil Kashima Refinery : 190,000 Barrels/Day

Fuji Oil Sodegaura Refinery : 192,000 Barrels/Day

<2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)

(1) Operating Results

(Billions of Yen)

	04/1H	03/1H	Differences
Net Sales	189.0	143.2	(○) 45.8
Operating Income (Loss)	7.5	1.1	(○) 6.4
Ordinary Income (Loss)	19.5	5.1	(○) 14.3

< Factors in ¥14.3bn increase in the ordinary income >

- Nippon Mining & Metals and consolidated subsidiaries ○¥6.1bn
(metal prices up, copper premium improvement, inventory valuation method))
- Equity in income of affiliates ○¥8.2bn
(Minera Los Perambres ○¥5.0bn(copper and molybdenum price up),
LG-Nikko ○1.0bn(copper price up, foreign currency transaction etc.)

(2) Price and Sales Volume

		04/1H	03/1H	Differences
Price	Copper (¢/lb)	128	77	(+) 51
	Zinc ($/t)	1,004	797	(+) 207
	Gold ($/TOZ)	397	355	(+) 42
	Platinum ($/TOZ)	834	669	(+) 165
	Palladium ($/TOZ)	236	179	(+) 57
Sales Volume (thousand tones)	Copper	313	301	(+) 12
	Zinc	42	41	(+) 1

<3> Electronic Materials (Nikko Materials Group)

(1) Operating Results

(Billions of Yen)

	04/1H	03/1H	Differences
Net Sales	46.7	37.1	(○) 9.6
Operating Income (Loss)	7.1	(1.3)	(○) 8.4
Ordinary Income (Loss)	6.4	※(3.5)	(○) 9.9

※ Including income loss of the 3rd quarter of GEI (△1.5 billion yen)

< Factors in ¥9.9bn increase in the ordinary income >

①Operating Income (○)¥8.4bn

- Electro-deposited copper foil(○)¥2.3bn
- Treated rolled copper foil (○)¥1.1bn
- Sputtering Target(○)¥4.2bn
- Compound semiconductor materials and others(○)¥1.1bn
- Expenses including development cost(×)¥0.3bn

②Other Income (Expenses) (○)¥1.5bn

- Pension liabilities amortization (○)¥0.6bn
- Exchange gain and loss (○)¥0.6bn

(2) Breakdown by products

(Billions of Yen)

		04/1H	03/1H	Differences
Electro-Deposited Copper Foil	Net Sales	13.0	※ 13.4	(×) 0.4
	Operating Income (Loss)	(1.2)	※(3.5)	(○) 2.3
Treated Rolled Copper Foil and Target	Net Sales	28.0	18.0	(○) 10.0
	Operating Income	9.3	4.0	(○) 5.3
Compound Semiconductor Materials and Others	Net Sales	5.7	5.7	--
	Operating Income (Loss)	(1.0)	(1.8)	(○) 0.8
Total	Net Sales	46.7	37.1	(○) 9.6
	Operating Income (Loss)	7.1	(1.3)	(○) 8.4

※:Including the 3rd quarter of GEI

(Sales: 2.6 billion yen , Operating Loss:△1.2 billion yen)

<4> Metal Fabrication (Nikko Metal Manufacturing Group)

(1) Operating Results

(Billions of Yen)

	04/1H	03/1H	Differences
Net Sales	28.6	22.2	(○) 6.4
Operating Income	5.4	2.8	(○) 2.7
Ordinary Income	5.4	2.7	(○) 2.7

< Factors in ¥2.7bn increase in the ordinary income >

- Sales increase (○)¥2.4bn (copper foil(0)¥1.0bn, 7025 alloy(0)¥0.5bn, phosphor bronze(0)¥0.3bn)
- Metal prices up (○)¥0.4bn (copper(0)¥0.2bn, nickel(0)¥0.2bn)
- Others (×)¥0.1bn

(2) Sales by products

(Billions of Yen)

		04/1H	03/1H	Differences
Wrought copper	Phosphor bronze	6.8	5.3	(○) 1.5
	Brass	2.5	2.1	(○) 0.4
	Copper foil	4.1	2.6	(○) 1.5
	Others	4.0	2.7	(○) 1.3
Special steel	Stainless steel	2.3	1.8	(○) 0.5
	High-nickel alloy	3.4	2.8	(○) 0.6
	Others	0.2	0.2	--
Others (precision manufacturing etc.)		5.3	4.7	(○) 0.6
Total		28.6	22.2	(○) 6.4

<5> Others

(1) Operating Results (Billions of yen)

	FY2004 1H	FY2003 1H	Differences
Net Sales	29.2	36.7	(×)7.5
Operating Income (Loss)	(2.8)	0.5	(×)3.3
Ordinary Income (Loss)	(3.3)	0.5	(×)3.8

※ Income in eliminations and corporate included

(2) Independent operating companies (Billions of Yen)

		FY2004 1H	FY2003 1H	Differences
CCS	Net Sales	6.4	6.5	(×) 0.1
	Ordinary Income	0.1	0.0	(○) 0.1

II Annual Forecasts FY2004

1. Comparison with FY2003

(1) Key Data

		FY2004			FY2003		
		1H	2H(e)	total	1H	2H	total
All Segments	Exchange Rate (¥/$)	110	105	108	118	108	113
Petroleum	Dubai Spot Price ($/BBL)	34.8	35.0	35.0	25.5	28.6	27.0
	Market Price of Paraxylene ($/t)	806	940	873	608	674	641
Resources & Non-ferrous Metals	Market Price of Copper (¢/lb)	128	125	127	77	109	93
	Electrolytic Copper Sales (1000 tones)	313	296	609	301	321	622
Electronic Materials	Electrodeposited Copper Foil Sales (tones/month)	2,735	2,822	2,778	2,367	2,380	2,375
	Treated Rolled Copper Foil Sales (1000 meters/month)	4,102	3,850	3,976	2,743	3,451	3,097
	ITO Target Sales (tones/month)	19.1	22.2	20.7	11.7	15.5	13.6
Metal Fabrication	Wrought copper products (1000tones)	19	18	37	18	19	37
	Special Steel Products (1000tones)	6	5	11	5	5	10
	High Quality Products Ratio(%)	30%	36%	33%	20%	25%	22%

(2) Operating Forecasts(consolidated) (Billions of Yen)

	FY2004			FY2003			Differences (FY2004-FY2003)
	1H	2H(e)	Total	1H	2H	Total	
Net Sales	1,170.1	1,234.9	2,405.0	1,052.4	1,162.2	2,214.6	(○)190.4
Operating Income	47.2	43.8	91.0	18.5	31.9	50.4	(○) 40.6
Ordinary Income	54.4	50.6	105.0	19.3	34.4	53.7	(○) 51.3
Net Income	18.0	14.0	32.0	4.2	10.7	14.9	(○) 17.1
Ordinary Margin (%)	4.7	4.1	4.4	1.8	3.0	2.4	(○) 2.0
Earnings Per Share (yen)			37.8 (37.7)			21.7 (17.4)	(+) 16.1 ((+)20.3)

( ) : include treasury stock.

(3) Operating Forecasts by Segments

(Billions of yen)

		FY2004			FY2003			Differences		
		1H	2H(e)	Total	1H	2H	Total	1H	2H	Total
Petroleum (Japan Energy Group)	Net Sales	901.5	998.5	1,900.0	830.8	920.2	1,751.0	(○)70.7	(○)78.3	(○)149.0
	Operating Income	29.9	29.1	59.0	15.4	22.4	37.8	(○)14.5	(○) 6.7	(○)21.2
	Ordinary Income	26.5	27.5	54.0	14.6	21.4	36.0	(○)11.9	(○) 6.1	(○)18.0
Resources & Non-ferrous Metals (Nippon Mining & Metals)	Net Sales	189.0	167.0	356.0	143.2	170.8	314.0	(○)45.8	(×) 3.8	(○)42.0
	Operating Income	7.5	5.0	12.5	1.1	3.9	5.0	(○) 6.4	(○) 1.1	(○)7.5
	Ordinary Income	19.5	15.0	34.5	5.1	8.7	13.8	(○)14.3	(○) 6.3	(○)20.7
Electronic Materials (Nikko Materials Group)	Net Sales	46.7	50.3	97.0	37.1	36.7	73.8	(○) 9.6	(○)13.6	(○)23.2
	Operating Income (Loss)	7.1	3.9	11.0	(1.3)	1.7	0.4	(○) 8.4	(○) 2.2	(○)10.6
	Ordinary Income (Loss)	6.4	3.1	9.5	(3.5)	0.9	(2.6)	(○) 9.9	(○) 2.2	(○)12.1
Metal Fabrication (Nikko Metal Manufacturing Group)	Net Sales	28.6	29.4	58.0	22.2	25.4	47.6	(○) 6.4	(○) 4.0	(○)10.4
	Operating Income	5.4	4.6	10.0	2.8	4.5	7.3	(○) 2.7	(○) 0.1	(○)2.7
	Ordinary Income	5.4	4.6	10.0	2.7	4.6	7.3	(○) 2.7	—	(○)2.7
Others (Independent Operating Companies & Functional Support Companies)	Net Sales	29.2	11.8	41.0	36.7	29.5	66.2	(×) 7.5	(×)17.7	(×)25.2
	Operating Income (Loss)	(2.8)	1.3	(1.5)	0.5	(0.7)	(0.2)	(×) 3.3	(○) 2.0	(×)1.3
	Ordinary Income (Loss)	(3.3)	0.3	(3.0)	0.5	(1.2)	(0.7)	(×) 3.8	(○) 1.5	(×)2.3
Eliminations	Net Sales	(24.8)	(22.2)	(47.0)	(17.6)	(20.4)	(38.0)	(×) 7.2	(×) 1.8	(×)9.0
Total	Net Sales	1,170.1	1,234.9	2,405.0	1,052.4	1,162.2	2,214.6	(○)117.8	(○)72.7	(○)190.4
	Operating Income	47.2	43.8	91.0	18.5	31.9	50.4	(○)28.7	(○)11.9	(○)40.6
	Ordinary Income	54.4	50.6	105.0	19.3	34.4	53.7	(○)35.1	(○)16.2	(○)51.3

※Net Sales include inter-segments sales.

(4) Ordinary Income (FY2004 vs FY2003)

(Billions of yen)

	FY2004(e)	FY2003	Differences	Notes
Petroleum (Japan Energy Group)	54.0	36.0	(○)18.0	Inventories (○) 13.2 Mid-term mng. plan (○) 9.0 Petrochemical improvements (○) 13.0 Sales decrease in C heavy fuel oil for electronic power generation and others (×) 14.0 Other income (×) 3.2
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	34.5	13.8	(○)20.7	• Nippon Mining & Metals and consolidated subsidiaries ○¥6.3bn ((○)metal prices up, copper premium improvement, change of inventory valuation method (×)yen appreciation, deteriorated TC/RC) • Equity method affiliates ○¥14.4bn (Minera Los Perambres ○¥9.3bn (copper and molybdenum price up), LG-Nikko ○ 2.8bn(copper price up, termination of goodwill amortization, foreign currency transaction)
Electronic Materials (Nikko Materials Group)	9.5	(2.6)	(○)12.1	Sales increase of electro-deposited and treated rolled copper foil, and sputtering target Change of inventory valuation method
Metal Fabrication (Nikko Metal Manufacturing Group)	10.0	7.3	(○)2.7	Sales increase in IT related products (foils, high-function materials such as copper foil, 7025 alloy, phosphor bronze)
Others (Independent Operating Companies & Functional Support Companies)	(3.0)	(0.7)	(×)2.3	Loss in am/pm Japan
Total	105.0	53.7	(○)51.3	

4. Information by Segments

<1> Petroleum (Japan Energy Group)

(1) Forecasts

(Billions of yen)

	FY2004			FY2003			Differences		
	1H	2H(e)	total	1H	2H	total	1H	2H	total
Net Sales	901.5	998.5	1,900.0	830.8	920.2	1,751.0	(○)70.7	(○)78.3	(○)149.0
Operating Income	29.9	29.1	59.0	15.4	22.4	37.8	(○)14.5	(○) 6.7	(○)21.2
Ordinary Income	26.5	27.5	54.0	14.6	21.4	36.0	(○)11.9	(○) 6.1	(○)18.0

(2) Sales volume and growth rate of fuel oil

	Domestic sales volume (thousand of KL)			Growth rate
	FY2004(e)	FY2003	Differences	
Gasoline	6,434	6,327	107	101.7%
Naphtha	3,088	3,110	△ 22	99.3%
Jet Fuel	740	741	△ 1	99.9%
Kerosene	2,956	2,847	109	103.8%
Gas Oil	4,352	4,434	△ 82	98.2%
A Heavy Fuel	2,676	2,333	343	114.7%
C Heavy Fuel	1,898	2,672	△ 774	71.0%
Total	22,144	22,464	△ 320	98.6%
Gasoline & Middle Distillation	16,418	15,942	476	103.0%

(3) Number of JOMO Service Stations

	1999 Mar 31	2000 Mar 31	2001 Mar 31	2002 Mar 31	2003 Mar 31	2004 Mar 31	2004 Sep 30
Owned by Japan Energy (Self-SS)	1,406	1,377	1,328	1,284 (105)	1,229 (227)	1,207 (264)	1,186 (282)
Owned by wholesalers and others (Self-SS)	3,811	3,575	3,318	3,192 (59)	3,067 (95)	2,943 (121)	2,920 (138)
Total (Self-SS)	5,217	4,952	4,646	4,476 (164)	4,296 (322)	4,150 (385)	4,106 (420)

(4) Petrochemical Profit

(Billions of yen)

FY2004(e)	FY2003	FY2002	FY2001
21.5	8.5	5.5	0.0

(5) Profitability Improvements

(Billions of yen)

	FY2004(e)
Earnings improvement	(○)6.0
Cost reduction	(○)3.0
Total	(○)9.0

※Comparison with the previous year

<2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)

(1) Forecasts

(Billions of yen)

	FY2004			FY2003			Differences		
	1H	2H(e)	total	1H	2H	Total	1H	2H	total
Net Sales	189.0	167.0	356.0	143.2	170.8	314.0	(○)45.8	(×)3.8	(○)42.0
Operating Income	7.5	5.0	12.5	1.1	3.9	5.0	(○) 6.4	(○)1.1	(○) 7.5
Ordinary Income	19.5	15.0	34.5	5.1	8.7	13.8	(○)14.3	(○)6.3	(○)20.7

(2) Price and Sales Volume

		FY2004			FY2003		
		1H	2H(e)		1H	2H	
Price	Copper (¢/lb)	128	125	127	77	109	93
	Zinc ($/t)	1,004	1,000	1,002	797	1,000	899
	Gold ($/TOZ)	397	390	394	355	400	378
	Platinum ($/TOZ)	834	800	817	669	816	743
	Palladium ($/TOZ)	236	200	218	179	219	199
Sales Volume (thousand tones)	Copper	313	296	609	301	321	622
	Zinc	42	43	85	41	47	88

<3> Electronic Materials (Nikko Materials Group)

(1) Forecasts

(Billions of yen)

	FY2004			FY2003			Differences		
	1H	2H	total	1H	2H	total	1H	2H	total
Net Sales	46.7	50.3	97.0	37.1	36.7	73.8	(○)9.6	(○)13.6	(○)23.2
Operating Income (Loss)	7.1	3.9	11.0	(1.3)	1.7	0.4	(○)8.4	(○)2.2	(○)10.6
Ordinary Income (Loss)	6.4	3.1	9.5	(3.5)	0.9	(2.6)	(○)9.9	(○)2.2	(○)12.1

(2) Breakdown by products

(Billions of Yen)

		FY2004			FY2003			Differences		
		1H	2H(e)	Total	1H	2H	Total	1H	2H	Total
Electro-Deposited Copper Foil	Net Sales	13.0	14.7	27.7	*13.4	*10.1	23.5	(×) 0.4	(○)4.6	(○)4.2
	Operating Income(Loss)	(1.2)	(0.3)	(1.5)	*(3.5)	*(1.4)	(4.9)	(○) 2.3	(○)1.1	(○)3.4
Treated Rolled Copper Foil and Target	Net Sales	28.0	31.3	59.3	18.0	21.6	39.6	(○)10.0	(○)9.7	(○)19.7
	Operating Income(Loss)	9.3	6.5	15.8	4.0	4.8	8.8	(○) 5.3	(○)1.7	(○)7.0
Compound semiconductor materials and others	Net Sales	5.7	4.3	10.0	5.7	5.0	10.7	-	(×)0.7	(×)0.7
	Operating Income(Loss)	(1.0)	(2.1)	(3.1)	(1.8)	(1.7)	(3.5)	(○)0.8	(×)0.4	(○)0.4
Total	Net Sales	46.7	50.3	97.0	37.1	36.7	73.8	(○) 9.6	○)13.6	(○)23.2
	Operating Income(Loss)	7.1	3.9	11.0	(1.3)	1.7	0.4	(○) 8.4	(○)2.2	(○)10.6

* : Including the results of GEI in the 1st half(January 2003 to September 2003) and NMUS in the 2nd half (October 2003 to February 2004)

<4> Metal Fabrication (Nikko Metal Manufacturing Group)

(1) Forecasts (Billions of Yen)

	FY2004			FY2003			Differences		
	1H	2H(e)	total	1H	2H	total	1H	2H	total
Net Sales	28.6	29.4	58.0	22.2	25.4	47.6	(○)6.4	(○)4.0	(○)10.4
Operating Income	5.4	4.6	10.0	2.8	4.5	7.3	(○)2.7	(○)0.1	(○)2.7
Ordinary Income	5.4	4.6	10.0	2.7	4.6	7.3	(○)2.7	—	(○)2.7

(2) Sales by products (Billions of Yen)

		FY2004			FY2003			Differences		
		1H	2H(e)	total	1H	2H	total	1H	2H	total
Wrought copper	Phosphor bronze	6.8	6.2	13.0	5.3	6.2	11.5	○1.5	-	○1.5
	Brass	2.5	2.3	4.8	2.1	2.3	4.4	○0.4	-	○0.4
	Copper foil	4.1	3.4	7.5	2.6	3.1	5.7	○1.5	○0.3	○1.8
	Others	4.0	4.0	8.0	2.7	3.1	5.8	○1.3	○0.9	○2.2
Special steel	Stainless steel	2.3	2.4	4.7	1.8	1.8	3.6	○0.5	○0.6	○1.1
	High-nickel alloy	3.4	3.4	6.8	2.8	3.2	6.0	○0.6	○0.2	○0.8
	Others	0.2	0.1	0.3	0.2	0.1	0.3	-	-	-
Others (precision manufacturing etc.)		5.3	7.6	12.9	4.7	5.6	10.3	○0.6	○2.0	○2.6
Total		28.6	29.4	58.0	22.2	25.4	47.6	○6.4	○4.0	○10.4

<5> Others

(1) Forecasts (Billions of Yen)

	FY2004			FY2003			Differences		
	1H	2H(e)	total	1H	2H	total	1H	2H	total
Net Sales	29.2	11.8	41.0	36.7	29.5	66.2	(×)7.5	(×)17.7	(×)25.2
Operating Income (Loss)	(2.8)	1.3	(1.5)	0.5	(0.7)	(0.2)	(×)3.3	(○) 2.0	(×) 1.3
Ordinary Income (Loss)	(3.3)	0.3	(3.0)	0.5	(1.2)	(0.7)	(×)3.8	(○) 1.5	(×) 2.3

(2) Independent operating companies

(Billions of Yen)

		FY2004(e)	FY2003	Differences
CCS	Net Sales	14.8	14.1	(○) 0.7
	Ordinary Income	0.4	0.4	—

2. Comparison with the previous forecasts

<1>FY2004 1H

(1) Key Data

		FY2004 1H		
		Actual	Previous data (Aug. 18)	Differences
All Segments	Exchange Rate (¥/$)	110	110	-
Petroleum	Dubai Spot Price ($/BBL)	34.8	33.9	(+) 0.9
	Market Price of Paraxylene ($/t)	806	789	(+) 17
Resources & Non-ferrous Metals	Market Price of Copper (¢/lb)	128	123	(+) 5
	Electrolytic Copper Sales (1000 tones)	313	305	(+) 8
Electronic Materials	Electrodeposited Copper Foil Sales (tones/month)	2,735	2,781	(-) 46
	Treated Rolled Copper Foil Sales (1000 meters/month)	4,102	4,168	(-) 66
	ITO Target Sales (tones/month)	19.1	19.9	(-) 0.8
Metal Fabrication	Wrought copper products (1000tones)	19	20	(-) 1
	Special Steel Products (1000tones)	6	6	—
	High Quality Products Ratio(%)	30%	32%	(-) 2%

(2) Operating Results (Consolidated)

(Billions of Yen)

	FY2004 1H		
	Actual	Previous forecasts (Aug. 18)	Differences
Net Sales	1,170.1	1,152.0	(O) 18.1
Operating Income	47.2	43.0	(O) 4.2
Ordinary Income	54.4	49.0	(O) 5.4
Net Income	18.0	14.5	(O) 3.5
Ordinary Margin (%)	4.7%	4.3%	(O) 0.4%
Earnings Per Share (yen)	24.6	17.3	(O) 7.3

(3) Segment Information (Billions of Yen)

		FY2004 1H		
		Actual	Previous forecasts (Aug. 18)	Differences
Petroleum (Japan Energy Group)	Net Sales	901.5	886.0	(○)15.5
	Operating Income	29.9	27.5	(○) 2.4
	Ordinary Income	26.5	24.0	(○) 2.5
Resources & Non-ferrous Metals (Nippon Mining & Metals)	Net Sales	189.0	180.5	(○) 8.5
	Operating Income	7.5	6.4	(○) 1.1
	Ordinary Income	19.5	17.5	(○) 2.0
Electronic Materials (Nikko Materials Group)	Net Sales	46.7	47.5	(×) 0.8
	Operating Income	7.1	6.3	(○) 0.8
	Ordinary Income	6.4	5.5	(○) 0.9
Metal Fabrication (Nikko Metal Manufacturing Group)	Net Sales	28.6	30.0	(×) 1.4
	Operating Income	5.4	5.3	(○) 0.1
	Ordinary Income	5.4	5.2	(○) 0.2
Others (Independent Operating Companies & Functional Support Companies)	Net Sales	29.2	30.0	(×) 0.8
	Operating Income (Loss)	(2.8)	(2.5)	(×) 0.3
	Ordinary Income (Loss)	(3.3)	(3.2)	(×) 0.1
Eliminations	Net Sales	(24.8)	(22.0)	(×) 2.8
Total	Net Sales	(1,170.1)	1,152.0	(○)18.1
	Operating Income (Loss)	(47.2)	43.0	(○) 4.2
	Ordinary Income (Loss)	(54.4)	49.0	(○) 5.4

※Net sales by segments include inter-segment sales.

(4) Ordinary Income FY2004 1H

	Actual	Previous forecasts (Aug. 18)	Differences	Notes
Petroleum (Japan Energy Group)	26.5	24.0	(○)2.5	(○)Petrochemical improvements, Influence of inventory (×)Operational stoppage caused by typhoon at Mizushima
Resources & Non-ferrous Metals (Nippon Mining & Metals)	19.5	17.5	(○)2.0	Nippon Mining & Metals and subsidiaries (○)1.5 (Metal prices up) Equity method affiliates(○)5 LG-Nikko(○)0.2 (Exchange gain and loss)
Electronic Materials (Nikko Materials Group)	6.4	5.5	(○)0.9	・Cost reduction ・Change of inventory valuation method
Metal Fabrication (Nikko Metal Manufacturing Group)	5.4	5.2	(○)0.2	Influence of inventory valuation
Others (Independent Operating Companies & Functional Support Companies)	(3.3)	(3.2)	(×)0.1	
Total	54.4	49.0	(○)5.4	

<2>FY2004 (full year)

(1) Key Data

		FY2004 (full year)		
		Revised forecasts	Previous forecasts (May 12)	Differences
All Segments	Exchange Rate (¥/$)	108	105	(+) 3
Petroleum	Dubai Spot Price ($/BBL)	35.0	32.0	(+) 3.0
	Market Price of Paraxylene ($/t)	873	700	(+) 173
Resources & Non-ferrous Metals	Market Price of Copper (¢/lb)	127	115	(+) 12
	Electrolytic Copper Sales (1000 tones)	609	589	(+) 20
Electronic Materials	Electrodeposited Copper Foil Sales (tones/month)	2,778	2,763	(+) 15
	Treated Rolled Copper Foil Sales (1000 meters/month)	3,976	3,950	(+) 26
	ITO Target Sales (tones/month)	20.7	22.4	(-) 1.7
Metal Fabrication	Wrought copper products (1000tones)	37	36	(+) 1
	Special Steel Products (1000tones)	11	9	(+) 2
	High Quality Products Ratio(%)	33%	33%	-%

(2) Annual Forecasts

(Billions of Yen)

	FY2004 (full year)		
	Revised forecasts	Previous forecasts (May 12)	Differences
Net Sales	2,405.0	2,309.0	(○) 96.0
Operating Income (Loss)	91.0	61.5	(○) 29.5
Ordinary Income	105.0	66.5	(○) 38.5
Net Income	32.0	24.0	(○) 8.0
Ordinary Margin (%)	4.4%	2.9%	(○)1.5%
Earnings Per Share (yen)	37.8 (37.7)	35.3 (28.3)	(○)2.5 ((○) 9.4)

※ ( ) :including treasury stock

(3) Segment Information

(Billions of Yen)

		FY2004 (full year)		
		Revised forecasts	Previous forecasts (May 12)	Differences
Petroleum (Japan Energy Group)	Net Sales	1,900.0	1,810.0	(○)90.0
	Operating Income	59.0	36.0	(○)23.0
	Ordinary Income	54.0	30.0	(○)24.0
Resources & Non-ferrous Metals (Nippon Mining & Metals)	Net Sales	356.0	320.0	(○)36.0
	Operating Income	12.5	6.0	(○)6.5
	Ordinary Income	34.5	20.0	(○)14.5
Electronic Materials (Nikko Materials Group)	Net Sales	97.0	92.0	(○)5.0
	Operating Income	11.0	8.0	(○)3.0
	Ordinary Income	9.5	6.0	(○)3.5
Metal Fabrication (Nikko Metal Manufacturing Group)	Net Sales	58.0	58.0	—
	Operating Income	10.0	9.5	(○)0.5
	Ordinary Income	10.0	9.0	(○)1.0
Others (Independent Operating Companies & Functional Support Companies)	Net Sales	41.0	63.0	(×)22.0
	Operating Income (Loss)	(1.5)	2.0	(×)3.5
	Ordinary Income (Loss)	(3.0)	1.5	(×)4.5
Eliminations	Net Sales	(47.0)	(34.0)	(×)13.0
Total	Net Sales	2,405.0	2,309.0	(○)96.0
	Operating Income	91.0	61.5	(○)29.5
	Ordinary Income	105.0	66.5	(○)38.5

※Net sales by segments include inter-segment sales.

(4) Ordinary Income FY2004 (full year)

	Revised forecasts	Previous forecasts (May 12)	Differences	Notes
Petroleum (Japan Energy Group)	54.0	30.0	(○)24.0	• Margin improvement • Influence of inventory • Petrochemical improvements
Resources & Non-ferrous Metals (Nippon Mining & Metals)	34.5	20.0	(○)14.5	• Profit increase in equity method affiliates • Copper premium improvement
Electronic Materials (Nikko Materials Group)	9.5	6.0	(○)3.5	• Sales increase in treated rolled copper foil • Margin improvement
Metal Fabrication (Nikko Metal Manufacturing Group)	10.0	9.0	(○)1.0	Sales increase in IT related products (foils, high-function materials)
Others (Independent Operating Companies & Functional Support Companies)	(3.0)	1.5	(×)4.5	Loss in am/pm Japan
Total	105.0	66.5	(○)38.5	

Ⅲ Balance Sheet, Cash Flows etc.

1. Consolidated Balance Sheet

(Billions of Yen)

	Sept 30 2004	Mar 31 2004[A]	Differences	Mar 31 2005 (forecast) [B]	[B]−[A]
Current Assets	649.6	598.8	(+) 50.7	1,584.2	(+) 11.7
Fixed Assets	925.0	973.7	(-) 48.7		
Total Assets	1,574.6	1,572.5	(+) 2.1	1,584.2	(+) 11.7
Current Liabilities	700.7	751.3	(-) 50.6	1,214.6	(-) 85.1
Fixed Liabilities	518.3	548.4	(-) 30.1		
Minority Interest	36.3	39.1	(-) 2.8	37.6	(-) 1.5
Total Shareholder's Equity	319.3	233.7	(+) 85.5	332.0	(+) 98.3
Shareholder's Equity Ratio	20.3%	14.9%	(+) 5.4%	21.0%	(+) 6.1%
BPS	¥376.85	¥275.89	(+) ¥100.96	¥391.87	(+) ¥115.98
Interest Bearing Debt	687.4	754.0	(-) 66.6	687.4	(-) 66.6

※BPS is divided by 847,216 thousand, issued shares as of Sept 30 2004.

①Factors in Change from Mar 31 2004 to Sept 30 2004 (Billions of yen)

Assets (+) 2.1	Cash and cash equivalents (-) 18.7, Trade receivables (+) 11.8, Inventories (+)72.1, Tangible and intangible fixed assets (-)17.3 (Investments in equipment (+) 21.5, Depreciation (-) 23.3, Impairments(-)18.4, Consolidation changes(+)18.5, Sales and disposal of fixed assets (-) 15.6), Investments and lending (+)12.4, Recovery of loans and investments (-)15.8, Equity in income of non-consolidated subsidiaries and affiliates (+)12.9, Write-down of securities (-) 8.2, Others (-)47.1
Liabilities (-) 80.7	Interest bearing debt(-)66.6 ((+)13.2 increased by newly added consolidations), Trade payables (+) 1.9 ((+)7.5 influence of national holiday), Payment of income taxes (-)13.2, Others (-) 2.8
Minority Interest (-) 2.8	
Shareholder's Equity (+) 85.5	Net income (+) 18.0, Dividends(-)4.1, Offering of treasury stock (+)74.8 Unrealized gain on marketable securities (-)4.8, Others(+)1.6

②Factors in Change from Mar 31 2004 to Mar 31 2005 (Forecasts)

Assets (+) 11.7	Cash and cash equivalents (−) 21.3, Trade receivables and Inventories (+)92.3, Investments in equipment (+) 52.3, Depreciation (−) 48.1, Impairments (−)18.4, Sales and disposal of fixed assets (-) 20.2, Write-down of securities (-) 10.4, Investments and lending (+)20.9, Recovery of loans and investments (-)29.4, Equity in income of non-consolidated subsidiaries and affiliates (+)25.1, Others (-) 31.3
Liabilities (-) 85.1	Interest bearing debt (-) 66.6, Trade payables (-) 18.4 ((-)15.6 influence of national holiday), Others (-) 0.1
Minority Interest (-) 1.5	
Shareholder's Equity (+) 98.3	Net income (+) 32.0, Dividends(-)4.1, Offering of treasury stock(+)74.8, Others(-)4.4

2. Consolidated Cash Flows

(Billions of Yen)

	FY2004 1H	FY2003 1H	FY2003	FY2004 (e)
Cash Flows from Operating Activities	(-)13.5	(+) 9.9	(+)106.2	(+) 14.5
Cash Flows from Investing Activities	(-) 9.7	(+) 2.7	(+) 4.5	(-) 39.6
Cash Flows from Financing Activities	(+) 4.7	(-)19.6	(-) 115.8	(+) 4.0
Effect of Exchange Rate Changes	(+) 0.2	(+) 0.1	(-) 1.0	(+) 0.2
Net Decrease in Cash and Cash Equivalents	(-)18.3	(-) 6.9	(-) 6.1	(-) 20.9

(1) FY2004 1H Breakdown

① Cash Flows from Operating Activities (-) 13.5
Ordinary income (+)54.4, Depreciation and amortization (+) 23.3,
Equity in income of non-consolidated subsidiaries and affiliates (-)12.9,
Trade receivables, inventories and trade payables (-) 65.9,
Income tax (-) 13.2, Others (+) 0.8

② Cash Flows from Investing Activities (-) 9.7
Investments in equipment (-) 23.0, Investments and lending (-) 12.4,
Recovery of loans and investments (+) 18.5, Others (+) 7.2

③ Cash Flows from Financing Activities (+) 4.7
Offering of treasury stock (+)74.8,
Third-party share allotment of consolidated subsidiary (+)17.1,
Interest bearing debt repayment and redemption (-) 80.8,
Dividends (-) 4.1, Others (-) 2.3

(2) FY2004 (e) Breakdown

① Cash Flows from Operating Activities (+) 14.5
Ordinary income (+)105.0, Depreciation and amortization (+) 48.1,
Equity in income of non-consolidated subsidiaries and affiliates (-)25.1,
Trade receivables, inventories and trade payables (-) 95.1, Others (-) 18.4

② Cash Flows from Investing Activities (-) 39.6
Investments in equipment (-) 52.3, Investments and lending (-) 20.9,
Recovery of loans and investments (+) 29.4, Others (+) 4.2

③ Cash Flows from Financing Activities (+) 4.0
Offering of treasury stock (+) 74.8,
Third-party share allotment of consolidated subsidiary (+) 17.1,
Interest bearing debt repayment and redemption (-) 80.8,
Dividends (-) 4.1, Others (-) 3.0

3. Dividends

FY2003 (actual)				FY2004 (expected)			
Interim	final	total	Payment amount	Interim	final	annual	Payment amount
--	¥6.00	¥6.00	¥ 4,079 million	--	¥8.00	¥8.00	¥ 6,783 million

※Payment amount is multiplied by 679,883 thousand shares in FY2003, 847,976 shares in FY2004 respectively.

4. Interest-bearing Debt

(Billions of Yen)

	Mar31 2004	Sep30 2004	Differences
Nippon Mining Holdings	60.4	58.5	(-) 1.9
Japan Energy	295.8	346.7	(+) 50.9
Kashima Oil	103.0	66.9	(-) 36.1
Nippon Mining & Metals	119.3	52.1	(-) 67.2
Nikko Materials	57.3	68.9	(+) 11.6
Nikko Metal Manufacturing	26.0	20.5	(-) 5.5
Others and eliminations	92.2	73.8	(-) 18.4
Total	754.0	687.4	(-) 66.6
Reduction from Mar31 2002	(-) 138.8	(-) 205.4	

5. Debt to Equity Ratio

(Billions of Yen)

	Mar. 31 2002(A)	Mar. 31 2003	Mar. 31 2004	Sep. 30 2004(B)	(B)-(A)	Mar. 31 2005 (e)
Interest-bearing Debt	892.8	876.4	754.0	687.4	(-)205.4	687.4
Shareholder's Equity	181.5	204.9	233.7	319.3	(+)137.8	332.0
Debt to Equity Ratio	4.92	4.28	3.23	2.15	(-) 2.77	2.07

6. Capital Expenditure and Depreciation

(Billions of Yen)

	FY2004 1H	FY2004 (e)	FY2003
Capital expenditure	21.5	52.3	31.6
Depreciation	23.3	48.1	45.9
Difference	(-) 1.8	(+) 4.2	(-) 14.3

①Capital expenditure by segments (Billions of Yen)

	FY2004 1H	FY2004 (e)	FY2003
Petroleum (Japan Energy Group)	11.7	31.6	13.8
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	3.3	7.8	7.7
Electronic Materials (Nikko Materials Group)	2.8	7.3	3.8
Metal Fabrication (Nikko Metal Manufacturing Group)	2.4	3.9	2.3
Others	1.3	1.7	4.0
Total	21.5	52.3	31.6

②Depreciation by segments (Billions of Yen)

	FY2004 1H	FY2004 (e)	FY2003
Petroleum (Japan Energy Group)	14.7	31.2	26.6
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	3.4	7.1	7.0
Electronic Materials (Nikko Materials Group)	2.9	5.8	6.4
Metal Fabrication (Nikko Metal Manufacturing Group)	1.3	2.7	2.8
Others	1.0	1.3	3.1
Total	23.3	48.1	45.9

7. Number of Employees

	Mar 31 2003	Mar 31 2004	Sep 30 2004
Petroleum (Japan Energy Group)	4,447	4,254	4,232
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	2,604	1,471	1,466
Electronic Materials (Nikko Materials Group)	1,574	1,622	1,586
Metal Fabrication (Nikko Metal Manufacturing Group)	--	1,149	1,128
Others	1,758	1,362	977
Total	10,383	9,858	9,389